As confidentially submitted to the Securities and Exchange Commission on June 22, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Silence Therapeutics plc

(Exact name of registrant as specified in its charter)

England and Wales	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

72 Hammersmith Road

London W14 8TH

United Kingdom

Tel: +44 20 3457 6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Silence Therapeutics Inc.

434 West 33rd Street, Office 814

New York, New York 10001

Tel: + 1 917 374 0372

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua A. Kaufman Divakar Gupta Brian F. Leaf Cooley LLP 55 Hudson Yards New York, New York 10001 +1 212 479 6000	Claire A. Keast-Butler Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7785 9355

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  o

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  o

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  o

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company  ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  o

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, nominal value £0.05 per ordinary share(3)(4)		$	$	$

(1)	The registrant is filing this registration statement with respect to an aggregate of ordinary shares held by the shareholders identified herein.
(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices of the ordinary shares on  AIM, a market operated by the London Stock Exchange, on               , 2020 (£               , as expressed in U.S. dollars based on an exchange rate of $                per £                , the noon buying rate of the Federal Reserve Bank of New York on                , 2020.

(3)	These ordinary shares are represented by American Depositary Shares, or ADSs, each of which represents ordinary shares of the registrant.
(4)	ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333- ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this prospectus is not complete and may be changed. No securities may be sold pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission with respect to such securities has been declared effective. This prospectus is not an offer to sell these securities and no offers to buy these securities are being solicited in any jurisdiction where their offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED               , 2020

PROSPECTUS

               Ordinary Shares

Represented by          American Depositary Shares

We intend to apply to list American Depositary Shares, or ADSs, each representing               ordinary shares of Silence Therapeutics plc, on the Nasdaq Capital Market, or Nasdaq, under the symbol “SLN”. The ADSs are expected to begin trading on Nasdaq on               , 2020. Our ordinary shares are currently traded on AIM, a market operated by the London Stock Exchange, under the symbol “SLN”. The closing price of our ordinary shares on AIM on               , 2020 was £                per ordinary share, which is equivalent to a price of $                per share based on the noon buying rate of the Federal Reserve Bank of New York on               , 2020, or $      per ADS, after giving effect to the ratio of one ADS for every             ordinary shares. We have appointed The Bank of New York Mellon to act as the depositary for the ADSs representing our ordinary shares, including the Registered Shares, as defined below. Upon the effectiveness of the registration statement of which this prospectus forms a part, holders of ordinary shares registered hereby are expected to be able to deposit such ordinary shares with the depositary in exchange for ADSs representing such ordinary shares at the ratio referred to in the first sentence of this paragraph. ADSs representing the ordinary shares registered hereby will be freely tradeable on the effective date of the registration statement of which this prospectus forms a part.

We are filing the registration statement of which this prospectus forms a part with respect to an aggregate of               ordinary shares held by the shareholders identified herein. Holders of all such ordinary shares are identified in this prospectus as the Registered Holders and the aggregate of               ordinary shares registered hereby as the Registered Shares. Any Registered Shares offered and sold in the United States by the Registered Holders will be in the form of ADSs. The Registered Holders are also permitted to sell ordinary shares not represented by ADSs in private transactions, including on AIM, which resales are not covered by this prospectus. Unlike an initial public offering, any disposition by the Registered Holders of the Registered Shares represented by ADSs is not being underwritten by any investment bank. The Registered Holders may, or may not, elect to dispose of Registered Shares represented by ADSs as and to the extent that they may individually determine. Such dispositions, if any, will be made through brokerage transactions on Nasdaq or other securities exchanges in the United States at prevailing market prices. See the section entitled “Plan of Distribution.” We will not receive proceeds from any disposition of Registered Shares in the form of ADSs by Registered Holders.

We are an “emerging growth company” and a “foreign private issuer,” each as defined under the federal securities laws, and, as such, we will be subject to reduced public company reporting requirements. See the section entitled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in ADSs representing our ordinary shares involves a high degree of risk. Before buying any ADSs representing our ordinary shares you should carefully read the discussion of material risks of investing in such securities in “Risk Factors” beginning on page 11 of this prospectus.

i

We and the Registered Holders are responsible for the information contained in this prospectus and any free writing prospectus that we may prepare or authorize. Neither we nor the Registered Holders have authorized anyone to provide you with different or additional information, and neither we nor they take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the Registered Holders are making an offer to sell ADSs representing our ordinary shares in any jurisdiction where the offer or sale thereof is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

For investors outside the United States: Neither we nor the Registered Holders have taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the ADSs and the distribution of this prospectus outside the United States.

We are a public limited company incorporated under the laws of England and Wales and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Silence,” “Silence Therapeutics,” “Silence Therapeutics plc,” “the company,” “we,” “us” and “our” refer to Silence Therapeutics plc together with its subsidiaries.

This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PRESENTATION OF FINANCIAL AND SHARE INFORMATION

We maintain our books and records in pounds sterling and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements included in this prospectus were prepared in accordance with generally accepted accounting principles in the United States. All references in this prospectus to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Except with respect to U.S. dollar amounts presented as contractual terms or otherwise indicated, all amounts presented in this prospectus in U.S. dollars have been translated from pounds sterling solely for convenience at an assumed exchange rate of $1.32 per £1.00, based on the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019. We make no representation that any pounds sterling or U.S. dollar amounts referred to in this prospectus could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, or at all. These translations should not be considered representations that any such amounts have been, could have been or could be converted from pounds sterling into U.S. dollars at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Additionally, numerical figures under £100,000 have been rounded to the nearest thousand in this prospectus.

All references to “shares” in this prospectus refer to ordinary shares of Silence Therapeutics plc with a nominal value of £0.05 per share.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our ADSs, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes, in each case contained elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, designed to inhibit the expression of specific target genes in order to treat diseases with significant unmet medical need. Our siRNA molecules use our technology to harness the body’s natural mechanism of RNA interference, or RNAi, to reduce the production of disease-associated proteins. Our siRNA delivery system is designed to enable delivery of our therapeutic siRNA molecules to targeted cells in the liver, where thousands of disease-associated genes are expressed. We have built a recognized platform-to-product company for the development of siRNA molecules based on our siRNA technology and delivery system, combined with our expertise in RNAi biology, oligonucleotide chemistry and delivery, and in vivo pharmacology; our broad intellectual property estate; our relationships with key opinion leaders and expert collaborators; and our drug discovery and development process. We are currently focused on developing siRNA molecules for the treatment of cardiovascular disease, rare diseases such as iron overload disorders, and complement-mediated disorders.

Our platform technology is designed to generate siRNA product candidates both for our internal pipeline and our out-licensed programs with third-party collaborators. Our preclinical development programs include our product candidate, SLN360, which silences genetically controlled expression of Lipoprotein(a), or Lp(a), to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high Lp(a) levels; our product candidate SLN124, which silences TMPRSS6 gene expression to up-regulate hepcidin levels key in mediating iron overload disorders, including beta-thalassemia and myelodysplastic syndrome, or MDS; and our SLN500 program candidates, which silence C3 for the treatment of complement pathway-mediated diseases. We have licensed the development and commercialization rights to the SLN500 program to Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc, and together with Cache Holdings Limited, another wholly owned subsidiary of Mallinckrodt plc, collectively referred to as Mallinckrodt. We plan to seek regulatory approval later this year to start human clinical trials of SLN360 in the United States and Europe and of SLN124 in a number of countries, including in Europe and Asia.

Our current product candidate pipeline is set forth in the chart below:

We believe that siRNA therapeutics have the potential to become a new major class of drugs with broad application. Our siRNA molecules can be engineered to suppress the expression of almost any gene in the human genome to which we can deliver siRNA. We can currently deliver siRNA molecules to liver cells using N-acetylgalactosamine, or GalNac, for receptor-mediated targeting. GalNAc is an amino-modified monosaccharide that binds to asialoglycoprotein receptors, or ASGPRs, with high affinity. When GalNAc-conjugated siRNA molecules reach the liver cells, they are internalized into the cells where siRNA can bind to target mRNA, resulting in degradation of the target mRNA and therefore silencing of the respective gene. This GalNAc-siRNA drug modality enables precision medicine through the accuracy of Watson-Crick base pairing coupled with specific GalNAc-mediated delivery to the target gene-containing liver cell. We incorporate proprietary chemical modifications to enhance drug properties of our siRNAs molecules, such as potency, stability and tissue distribution.

Messenger RNA, or mRNA, plays an essential role in the process used by living cells to translate the genetic information encoded by deoxyribonucleic acid, or DNA, into proteins. A specific stretch of DNA in the cell nucleus generates many identical copies of mRNA, which act as a messenger, carrying in the sequence of its nucleotides the blueprints required for protein synthesis, or translation, of thousands of proteins that form the cellular machinery.  In some cases, cells produce mRNA erroneously, resulting in synthesis of too much of a particular protein or a mutated protein variant, which can lead to disease. Our RNAi therapeutics are designed to treat this problem by using siRNA that binds to mRNA encoding the undesirable protein. Once the therapeutic siRNA molecule binds to the targeted mRNA, a natural process known as RNAi is triggered, resulting in degradation of the targeted mRNA, which ultimately inhibits production of the disease-associated protein.

Our technology uses a novel structure of double-stranded RNA with chemical modifications designed to improve the stability and efficacy of our siRNA molecules as well as to enhance delivery to targeted liver cells. We believe this approach results in a powerful modular technology that is well-suited to tackle life-changing diseases. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can suppress the production of thousands of copies of the targeted protein due to the catalytic nature of the cell’s RNAi machinery. Our GalNAc-siRNA molecules can be designed to “knock down” the expression of any one of thousands of proteins expressed in the liver and involved in a disease pathway. Particular siRNA molecules can be engineered to silence the expression of a disease-associated protein directly, such as in the case of SLN360, which directly knocks down Lp(a) expression.  Alternatively, in certain cases in which a disease-associated protein is normally subject to inhibition by a regulatory protein, siRNA molecules can increase the expression of the disease-associated protein by targeting knockdown of the inhibitory protein, thus relieving inhibition and thereby indirectly increasing expression of the protein normally subject to inhibition.  For example, SLN124 indirectly up-regulates hepcidin levels, by silencing a specific gene, TMPRSS6, which normally inhibits the production of hepcidin. We use this approach to address iron overload disorders in which hepcidin expression is typically low. Using these techniques, we can design siRNA molecules that decrease high protein levels, and in some cases, increase low protein levels, depending on the particular disease genes being targeted.

The potential of our siRNA platform has been recognized through collaborations with subsidiaries of two large pharmaceutical companies, AstraZeneca PLC, or AstraZeneca, and Mallinckrodt plc, or Mallinckrodt, as well as a technology evaluation agreement entered into in January 2020 with another large pharmaceutical company, The Takeda Pharmaceutical Company Limited, or Takeda. In March 2020, we announced a strategic collaboration with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment to us of $20 million in May 2020 and has unconditionally agreed to make an additional cash payment to us of $40 million no later than the first half of 2021. AstraZeneca also made an equity investment of $20 million in our company in March 2020. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us an option fee of $10 million for each selected target at the point of candidate nomination; thereafter for each target selected, we will be eligible to receive up to $140 million in potential development milestone payments and up to $250 million in potential commercial milestone payments as well as tiered royalties on net sales ranging from the high single digits to the low double digits.

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeted program, SLN500, with options to license additional complement-targeted assets from us. We are responsible for preclinical activities, and for conducting the development program for each asset until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in potential research milestone payments for SLN500 and for each optioned asset, in addition to funding for Phase 1 clinical development including GMP manufacturing. We will fund all other preclinical activities. The collaboration provides for potential additional development and regulatory milestone payments of up to $100 million for SLN500, as well as potential commercial milestone payments of up to $563 million for SLN500. Should Mallinckrodt opt to license additional assets, we could receive up to $703 million in similar development, regulatory and commercial milestone payments per asset. We are also eligible to receive tiered royalties on net sales for SLN500 and each optioned asset at percentages ranging between the low double digits and the high teens. We received a research milestone payment of $2 million in October 2019. We expect to nominate a lead candidate in the SLN500 program in the second half of 2020.

Corporate Information

We were incorporated as a public limited company under the laws of England and Wales on November 18, 1994 under the name Stanford Rook Holdings plc with company number 2992058. In July 2005, we acquired Atugen AG, a company specializing in siRNA. On April 26, 2007, we changed our name to Silence Therapeutics plc. Our principal executive offices are located at 72 Hammersmith Road, London W14 8TH, United Kingdom and our telephone number is +44 (0)20-3457-6900. Our registered office address is 27 Eastcastle Street, London, W1W 8DH. Our ordinary shares are traded on AIM under the symbol “SLN”.  Our website address is www.silence-therapeutics.com.  The information contained on, or that can be accessed from, our website does not form part of this prospectus.

Our agent for service of process in the United States is Silence Therapeutics Inc., 434 West 33rd Street, Office 814, New York, New York 10001.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but not limited to, the following:

•	The approach we are taking to discover and develop drugs is novel and we may not be successful in our efforts to identify or discover potential drug product candidates to bring into clinical trials.
•

If clinical trials of our product candidates fail to commence or, once commenced, fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•	We have a history of net losses and we anticipate that we will continue to incur significant losses for the foreseeable future.
•	We will need to raise additional capital, which may not be available on acceptable terms, or at all.
•

We face competition from other companies that are working to develop novel drugs and technology platforms using technologies similar to ours. If these companies develop drugs more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to successfully commercialize drugs may be adversely affected.

•

We rely on third parties to conduct some aspects of our manufacturing, research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of research or clinical testing.

•	If we are unable to obtain or protect intellectual property rights related to our current or future product candidates, we may not be able to compete effectively in our markets.
•	An active trading market for our ADSs may not develop and you may not be able to resell your ADSs at or above the price you pay for them, if at all.
•

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

•	If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.
•

The ongoing COVID-19 pandemic could adversely affect our operations, including at our clinical trial sites, as well as the business or operations of our contract research organizations, or CROs, or other third parties with whom we conduct business.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the option to present only two years of audited financial statements and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;
•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and
•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (2) the last day of 2025; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur on the last day of any fiscal year that the aggregate worldwide market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Foreign Private Issuer

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, and current reports on Form 8-K upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The REGISTERED SHARES

Nasdaq Stock Market Symbol	We intend to apply to list ADSs representing our ordinary shares on the Nasdaq Capital Market under the symbol “SLN”
AIM trading symbol for our ordinary shares	“SLN”

Registered Shares being registered on behalf of the Registered Holders	ordinary shares, represented by an aggregate of ADSs

Ordinary shares issued and outstanding immediately before and after the effectiveness of the registration statement of which this prospectus forms a part	ordinary shares

ADSs issued and outstanding immediately after the effectiveness of the registration statement of which this prospectus forms a part	ADSs (assuming deposit with the depositary of all the ordinary shares registered hereby)

American Depositary Shares

Each ADS represents               ordinary shares, nominal value £0.05 per ordinary share. Holders of ADSs have the rights of an ADS holder or beneficial owner of ADSs (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs issued thereunder from time to time. To better understand the terms of the ADSs representing our ordinary shares, see the section of this prospectus captioned “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Use of proceeds	We will not receive proceeds from the disposition, if any, of Registered Shares in the form of ADSs by the Registered Holders.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Unless otherwise stated in this prospectus, the number of our ordinary shares set forth herein is as of May 29, 2020 and is based on 82,796,259 ordinary shares issued and outstanding on such date but excludes:

•

3,831,418 ordinary shares issuable upon the exercise of outstanding options under our 2018 Long Term Incentive Plan, or the Employee LTIP, as of May 29, 2020, at a weighted average exercise price of £1.50 per share;

•

510,000 ordinary shares issuable upon the exercise of outstanding options under the 2018 Non-Employee Long Term Incentive Plan, or the Non-Employee LTIP, as of May 29, 2020, at a weighted average exercise price of £1.23 per share;

•

Ordinary shares reserved for issuance pursuant to the Employee LTIP and the Non-Executive Employee LTIP, which, as restated and approved by our shareholders on         , 2020, allow us to grant awards over up to 8,700,000 of our ordinary shares, which reserve shall automatically increase on January 1st of each year, until 2028, in an amount equal to 5% of the total number of our outstanding ordinary shares on December 31st of the preceding calendar year; and

•	788,715 ordinary shares issuable upon the exercise of options outstanding under individual share option contracts as of May 29, 2020, at a weighted average exercise price of £0.61 per share.

Summary Consolidated Financial Data

The following tables present summary consolidated financial data as of the dates and for the periods indicated. We have derived the summary consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements, included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the PCAOB (United States), and included elsewhere in this prospectus.

You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	For the Year Ended December 31,
(in thousands except share and per share data)	2019	2019	2018
	($)(1)	(£)	(£)
Consolidated Statements of Operations Data:
Revenue	$322	£244	£—
Operating expenses:
Research and development costs	(17,583)	(13,336)	(9,743)
Administrative expenses	(12,713)	(9,642)	(10,828)
Total operating expenses	(30,296)	(22,978)	(20,571)
Operating loss	(29,974)	(22,734)	(20,571)
Finance and other expenses	(215)	(163)	—
Finance and other income	36	27	45
Loss before taxation	(30,153)	(22,870)	(20,526)
Taxation	4,335	3,288	2,115
Loss after taxation	$(25,818)	£(19,582)	£(18,411)
Loss per ordinary share (basic and diluted)	$ (0.34)	£ (0.26)	£ (0.26)
Weighted average ordinary shares (basic and diluted)	75,126,869	75,126,869	70,312,880

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

	As of December 31,
(in thousands except share and per share data)	2019	2019	2018
	($)(1)	(£)	(£)
Consolidated Balance Sheet Data:
Cash, cash equivalents and term deposits	$44,188	£33,515	£26,494
Total assets	60,751	46,077	38,885
Total liabilities	33,183	25,168	3,830
Total equity	27,567	20,909	35,055

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

RISK FACTORS

Investing in ADSs representing our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in the ADSs. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in the ADSs. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks Related to Our Financial Condition and Need for Additional Capital

We have a history of net losses and we anticipate that we will continue to incur significant losses for the foreseeable future.

In recent years, our operations have been primarily limited to developing our siRNA product platform, undertaking basic research around siRNA targets, conducting preclinical studies for our initial development programs and out-licensing some of our intellectual property rights. We have not yet initiated clinical trials for, nor have we obtained marketing regulatory approval for any product candidates. Consequently, any predictions about our future success or viability, or any evaluation of our business and prospects, may not be accurate.

We have incurred losses in each year since our inception. Our net losses were £19.6 million and £18.4 million for the years ended December 31, 2019 and 2018, respectively. We have devoted most of our financial resources to research and development, including our preclinical and clinical development activities.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, although these losses may fluctuate significantly between periods. We anticipate that our expenses will increase substantially as we continue the research and preclinical and clinical development of our product candidates, both independently and under our collaboration agreements with third parties. We would also incur additional expenses in connection with seeking marketing approvals for any product candidates that successfully complete clinical trials, if any, and ultimately establishing a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval. We will also need to maintain, expand and protect our intellectual property portfolio, hire additional personnel, and create additional infrastructure to support our operations and our product development and planned future commercialization efforts. We expect that all of these additional expenses will cause our total expenses to substantially exceed our revenue over the near term, resulting in continuing operating losses and increasing accumulated deficits.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaboration partners, to successfully complete the development of, obtain the necessary regulatory approvals for and commercialize our product candidates. We do not anticipate generating revenues from sales of products for the foreseeable future, if ever. Our ability to generate future revenues from product sales will depend heavily on our success in:

•	identifying and validating therapeutic targets;
•	completing our research and preclinical development of product candidates;
•	initiating and completing clinical trials for product candidates;
•	seeking and obtaining marketing approvals for product candidates that successfully complete clinical trials;
•	establishing and maintaining supply and manufacturing relationships with third parties;
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launching and commercializing product candidates for which we obtain marketing approval, either with a collaborator or, if launched independently, successfully establishing a sales force, marketing and distribution infrastructure;

•	maintaining, protecting and expanding our intellectual property portfolio; and
•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase if we were required by the FDA, the European Medicines Agency, or EMA, the United Kingdom Medicines and Healthcare products Regulatory Agency, or MHRA, or other foreign regulatory agencies to perform studies and trials in addition to those that we currently anticipate.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product on our own. Even if we were able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We will need to raise additional capital, which may not be available on acceptable terms, or at all.

We have used substantial funds to develop our RNAi technologies and will require substantial funds to conduct further research and development, including preclinical testing and clinical trials of our product candidates, and to manufacture, market and sell any of our products that may be approved for commercial sale. Because the length of time or activities associated with successful development of our product candidates may be greater than we anticipate, we are unable to estimate the actual funds we will require to develop and commercialize them.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our product candidates towards or through clinical trials. We will need to raise additional capital to fund our operations and such funding may not be available to us on acceptable terms, or at all. We may need to raise additional capital or otherwise obtain funding through additional strategic collaborations if we choose to initiate clinical trials for product candidates other than those currently licensed to Mallinckrodt and AstraZeneca. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, future product candidates.

For the foreseeable future, we expect to rely primarily on additional non-dilutive collaboration arrangements, as well as equity and/or debt financings, to fund our operations. Raising additional capital through the sale of securities could cause significant dilution to our shareholders. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Our ability to raise additional funds will depend, in part, on the success of our preclinical studies and clinical trials and other product development activities, regulatory events, our ability to identify and enter into licensing or other strategic arrangements, and other events or conditions that may affect our value or prospects, as well as factors related to financial, economic and market conditions, many of which are beyond our control. There can be no assurances that sufficient funds will be available to us when required or on acceptable terms, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of any future product candidates;
•	seek strategic alliances for research and development programs at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;
•	dispose of technology assets, or relinquish or license on unfavorable terms, our rights to technologies or any future product candidates that we otherwise would seek to develop or commercialize; and
•	file for bankruptcy or cease operations altogether.

Any of these events would have a material adverse effect on our business, operating results and prospects and could significantly impair the value of your investment in our ADSs.

Raising additional capital may cause dilution to our holders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanded research and development activities and potential commercialization efforts. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, license and collaboration agreements and research grants and tax credits.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable.

If we raise funds through research grants or take advantage of research and development tax credits, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders, and may cause the market price of our ADSs to decline.

Risks Related to the Discovery, Development, Regulatory Approval and Potential Commercialization of Our Product Candidates

The approach we are taking to discover and develop drugs is novel and may never lead to marketable products.

We have concentrated our therapeutic product research and development efforts on siRNA technology, and our future success depends on the successful development of this technology and products based on our siRNA product platform. Although the FDA has approved two siRNA treatments for marketing in the United States since 2018, no assurance can be given that the FDA will approve any other siRNA treatments such as ours.

The scientific discoveries that form the basis for our efforts to discover and develop product candidates based on siRNA technology are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not become profitable and the value of our ordinary shares may decline.

Further, our focus solely on siRNA technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our ordinary shares. If we are not successful in developing any product candidates using siRNA technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and successfully implement an alternative product development strategy.

We may not be successful in our efforts to identify or discover potential product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize siRNA therapeutics. Our research programs may show initial promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our research methodology or that of any strategic collaborator may be unsuccessful in identifying potential product candidates that are successful in clinical development;
•	potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;
•	our current or future strategic collaborators may change their development profiles for potential product candidates or abandon a therapeutic area; or
•	new competitive developments in the evolving field of RNAi, including gene therapy or gene editing, may render our product candidates obsolete or noncompetitive.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

We may not be successful in our efforts to increase our pipeline, including by pursuing additional indications for our current product candidates, identifying additional indications for our proprietary platform technology or in-licensing or acquiring additional product candidates for other indications.

We may not be able to develop or identify product candidates that are safe, tolerable and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify, in-license or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance.

Preclinical studies and clinical trials of our product candidates may not be successful. If we are unable to generate successful results from these studies and trials, or experience significant delays in doing so, our business may be materially harmed.

We have invested a significant portion of our efforts and financial resources in the identification and development of siRNA-based product candidates. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates.

The success of our product candidates will depend on several factors, including, inter alia, the following:

•	successfully designing preclinical studies which may be predictive of clinical outcomes;
•	successfully conducting clinical trials;
•	receipt of marketing approvals from applicable regulatory authorities;
•	obtaining and maintaining patent or trade secret protection for future product candidates;
•	establishing and maintaining supply and manufacturing relationships with third parties or establishing our own manufacturing capability; and
•	successfully commercializing our products, if and when approved, whether alone or in collaboration with others.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully complete the development of, or commercialize, our product candidates, which would materially harm our business.

If clinical trials of our product candidates fail to commence or, once commenced fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

In clinical development, the risk of failure for product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of product candidates, we or a strategic collaborator must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. As of the date hereof, none of our product candidates are in clinical trials. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval for their products.

Events which may result in a delay or unsuccessful completion of clinical development include, among other things:

•	delays in reaching an agreement with the FDA, EMA, MHRA or other regulatory authorities on final trial design;
•	imposition of a clinical hold on our clinical trial operations or trial sites by the FDA or other regulatory authorities;
•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;
•	inability to adhere to clinical trial requirements directly or with third parties such as CROs;
•	delays in obtaining required institutional review board approval at each clinical trial site;
•	delays in recruiting suitable patients to participate in a trial;
•	delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;
•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	delays caused by patients dropping out of a trial due to protocol procedures or requirements, product side effects or disease progression;
•	clinical sites dropping out of a trial to the detriment of enrollment;
•	time required to add new clinical sites;
•	investigator fraud, including data fabrication by clinical trial personnel; or
•	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

If we or our current or future strategic collaborators are required to conduct additional clinical trials or other testing of any product candidates beyond those that are currently contemplated, are unable to successfully complete clinical trials of any such product candidates or other testing, or if the results of these trials or tests are not positive or are only moderately positive, or if there are safety concerns, we and they may:

•	be delayed in obtaining marketing approval for our future product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as originally intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements; or
•	have the product removed from the market after obtaining marketing approval.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. In addition, our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any inability to successfully complete clinical development, whether independently or with a strategic collaborator, could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestone payments and royalties.

Conducting successful clinical trials requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; the number of ongoing clinical trials in the same indication that compete for the same patients; proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

We rely on third parties to conduct some aspects of our manufacturing, research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of research or clinical testing.

We do not expect to independently conduct all aspects of our drug discovery activities, research or preclinical and clinical studies of product candidates. We currently rely and expect to continue to rely on third parties to conduct some aspects of our drug development studies and chemical syntheses. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the necessary preclinical studies to enable us to progress viable product candidates for investigational new drug, or IND, submissions and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize such product candidates.

Although our research and development services can only be performed by us or at our discretion, we rely on third party clinical investigators, CROs, clinical data management organizations, medical institutions and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials in relation to our product candidates. Because we rely on third parties and do not have the ability to conduct clinical trials independently, we have less control over the timing, quality and other aspects of clinical trials than we would if we conducted them on our own. These investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of clinical trials or meet expected deadlines, our clinical development program could be delayed or otherwise adversely affected. In all events, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and comparable foreign regulatory agencies require us to comply with good clinical practices, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, accurate and complete and that the rights, integrity and confidentiality of trial participants are protected. We rely, for example, on third parties for aspects of quality control which are especially important in monitoring compliance with GCP requirements and avoiding any investigator fraud or misconduct in clinical research, such as practices including adherence to an investigational plan; accurate recordkeeping; drug accountability; obtaining completed informed consent forms; timely reporting or any adverse drug reactions; notifying appropriate Institutional Review Boards, or IRBs, and Ethics Committees of progress reports and any significant changes; and obtaining documented IRB approvals. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The third parties with which we contract might not be diligent, careful or timely in conducting our clinical trials, as a result of which we could experience one or more lapses in quality controls or other aspects of clinical trial management, and the clinical trials could be delayed or unsuccessful. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party. In addition, our collaborators may have additional termination rights for convenience with respect to the collaboration or a particular program under the collaboration, under certain circumstances. For example, our collaboration agreement with Mallinckrodt, for an exclusive worldwide license for SLN500 and additional complement-target assets, and our collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases, may be terminated by Mallinckrodt and AstraZeneca, respectively, at any time upon prior written notice to us. If we were to lose a commercialization collaborator, we would have to attract a new collaborator or develop expanded sales, distribution and marketing capabilities internally, which would require us to invest significant amounts of financial and management resources.

We rely on third-party manufacturers to produce our preclinical and clinical product candidates, and we intend to rely on third parties to produce future clinical supplies of product candidates that we advance into clinical trials and commercial supplies of any approved product candidates.

Reliance on third-party manufacturers entails risks, including risks that we would not be subject to if we manufactured the product candidates ourselves, including:

•	the inability to meet any product specifications and quality requirements consistently;
•	a delay or inability to procure or expand sufficient manufacturing capacity;
•	manufacturing and product quality issues related to scale-up of manufacturing;
•	costs and validation of new equipment and facilities required for scale-up;
•	a failure to comply with applicable government regulations;

•	the inability to negotiate manufacturing or supply agreements with third parties under commercially reasonable terms or at all;
•	termination or non-renewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
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the reliance on a limited number of sources, such that if we were unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell future product candidates in a timely fashion, in sufficient quantities or under acceptable terms; and

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the losses incurred by us if our insurance coverage is insufficient to cover any loss, contamination or damage of chemical materials, product components or products made by any of our CMOs, once the materials or products have been shipped to us and the risk of loss has been transferred to us.

We face risks inherent in relying on contract manufacturing organizations, or CMOs, as any disruption, such as a fire, natural hazards, pandemic, epidemic, or outbreak of an infectious disease at a CMO could significantly interrupt our manufacturing capability. If necessary to avoid future disruption, we may have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate and we cannot, therefore, predict the timing of any revenue from a future product.

Neither we nor any strategic collaborator can commercialize a product until the appropriate regulatory authorities, such as the FDA, EMA or MHRA, have reviewed and approved the product candidate. The regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, or similar foreign governmental institution, recommends restrictions on approval or recommends non-approval. In addition, we or a strategic collaborator may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process.

Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States and the European Union, or EU, the FDA and the EMA may still impose significant restrictions on the indicated uses or marketing of our product candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. The holder of an approved new drug application, or NDA, in the United States, or a marketing authorization, or MA, in the EU is obligated to monitor and report adverse events, or AEs, and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA or MA must also submit new or supplemental applications and obtain regulatory approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with the relevant regulatory rules and, in the United States, are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, drug product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections regulatory authorities for compliance with current good manufacturing practices, or cGMP, and adherence to commitments made in the NDA or MA. If we or a regulatory agency discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions such as:

•	issuing a warning letter asserting that we are in violation of the law;
•	seeking an injunction or impose civil or criminal penalties or monetary fines;
•	suspending or withdrawing regulatory approval;
•	suspending any ongoing clinical trials;
•	refusing to approve a pending NDA or MA or supplements to an NDA or MA submitted by us;
•	seizing product; or
•	refusing to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our future products and generate revenues.

Even if we obtain and maintain approval for our product candidates in one jurisdiction, we may never obtain approval for our product candidates with other regulatory authorities in other jurisdictions. Sales of our product candidates outside of the United States and the EU will be subject to foreign regulatory requirements governing clinical trials and marketing approval and continual regulatory review. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products.

We may not be able to obtain or maintain orphan drug designations for any of our product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug available in the United States for these types of diseases or conditions will be recovered from sales of the drug. However, orphan drug designation must be requested before submitting an NDA and there can be no assurance that any such designation will be granted. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the United States, orphan drug designation recipients can take advantage of special incentives provided by the FDA such as (i) potential market exclusivity of the product for seven years, as the first sponsor (ii) tax credits of the qualified clinical research for a designated orphan product and (iii) waiver of associated fees when submitting a marketing application to the FDA.

Similarly, in the EU, orphan designation is intended to promote the development of medicinal products that are intended for (i) the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in, or that are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales in Europe would be sufficient to justify the necessary investment, and (ii) there exists no satisfactory method of diagnosis, prevention or treatment of the condition that has been authorized in Europe or, if such method exists, that the medicinal product will be of significant benefit to those affected. In Europe, orphan designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.   European orphan medicines also benefit from ten years of market exclusivity, which precludes the EMA from approving another marketing application during this time period for the same drug and indication.  This marketing exclusivity period can however, be reduced to six years if a drug no longer meets the criteria for orphan designation or if the drug is sufficiently profitable, such that market exclusivity is no longer justified.

Our product candidate SLN124 has received orphan drug designation from the EMA for the treatment of beta-thalassemia and from the FDA for the treatment of Myelodysplastic Syndrome. Even though we have these designations, or if we obtain orphan drug exclusivity in the future for a product candidate for these or other indications, exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or EMA can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the regulatory authority later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the regulatory authority from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity.

Although we have obtained Rare Pediatric Disease Designation for SLN124 for the treatment of beta-thalassemia, we may not realize the expected benefits of this designation.

In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

SLN124 has been granted rare pediatric disease designation, but designation of a drug for a rare pediatric disease does not guarantee that an NDA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Specifically, Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2020. However, if a drug candidate receives Rare Pediatric Disease Designation before October 1, 2020, it is eligible to receive a voucher if an NDA for the drug for the designated indication is approved before October 1, 2022.  We may not submit our NDA prior to October 1, 2022 and the U.S. Congress may not further extend the Rare Pediatric Disease Priority Voucher Program.  Furthermore, a Rare Pediatric Disease Designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval. We may or may not realize any benefit from receiving a voucher.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we intend to leverage our existing licensing and collaboration agreements and may enter into new strategic collaboration agreements for the development and commercialization of our programs and potential product candidates in indications with potentially large commercial markets while focusing our internal development resources, and any future internal sales and marketing organization that we may establish, on research programs and product candidates intended for selected markets or patient populations, such as rare diseases. As a result, and even as we prioritize rare indications with expansion opportunities to large populations, we may forego or delay pursuit of other programs or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

Any of our product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

AEs caused by our product candidates could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. Certain oligonucleotide therapeutics have been observed to result in injection site reactions and pro-inflammatory effects and may also lead to impairment of kidney or liver function. There is a risk that our future product candidates may induce similar AEs.

If AEs are observed in any clinical trials of our product candidates, including those that a strategic collaborator may develop under an agreement with us, our or our collaborators’ ability to obtain regulatory approval for product candidates may be negatively impacted.

Further, if any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on our distribution in the form of a modified risk evaluation and mitigation strategy;
•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; or
•	our reputation may suffer.

Any of these events could prevent us or our collaborators from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our future products and impair our ability to generate revenues from the commercialization of these products either on our own or with the collaborator.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success.

The product candidates that we are developing are based upon new technologies or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a product intended to improve therapeutic results based on RNAi technology. As a result, it may be more difficult for us to convince the medical community and third-party payors to accept and use our product, or to provide favorable reimbursement. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy, safety and potential advantages of any of our product candidates compared to alternative treatments;
•	our ability to offer our products for sale at competitive prices;
•	the stability, shelf life, convenience and ease of storage and administration compared to alternative treatments;
•	the willingness of the target patient population to try new treatments and of physicians to prescribe these treatments;
•	our ability to hire and retain a sales force, or to engage one or more third party distributors for our products;
•	the strength of marketing and distribution support;
•	the availability of third-party coverage and adequate reimbursement for our product candidates;
•	the prevalence and severity of any side effects; and
•	any restrictions on the use of our products together with other medications.

Risks Related to Our Business Operations and Compliance with Government Regulations

The ongoing COVID-19 pandemic could adversely affect our operations, including at our clinical trial sites, as well as the business or operations of our CROs or other third parties with whom we conduct business.

Our business could be adversely affected by the effects of the recent and evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease including in London and Berlin, where our European operations are focused and in New York, where our U.S. operations are focused. The State of New York declared a state of emergency related to the spread of COVID-19, and the Governor of New York and other health officials in New York and surrounding states have announced aggressive orders, health directives and recommendations to reduce the spread of the disease. Further, the Governor of New York issued an executive order directing that all non-essential businesses close their physical operations and implement work-from-home schedules, effective as of March 20, 2020, while the United Kingdom issued a similar order on March 23, 2020 and Germany issued social distancing measures on March 22, 2020. Accordingly, we implemented work-from-home policies for all employees and continue to follow national, regional and local government guidance and rules in the jurisdictions in which we operate. The effects of the executive order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

In addition, our planned clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to the virus that causes COVID-19, may adversely impact our clinical trial operations. This may be particularly challenging in the context of trials that seek to enroll patients with underlying conditions such as cardiovascular disease or diabetes which increase the risk of serious morbidity and mortality related to COVID-19. In addition, it is possible that COVID-19 exposure may affect the response to one or more of our drug candidates in unknown ways in patients exposed to the virus prior to or following enrollment in clinical trials or future clinical trials.  Our ability to evaluate and adjust for the potential effects of COVID-19 on our clinical trial data may be difficult if reliable COVID-19 antibody tests are not available or molecular assay results for the virus in an acutely infected patient are unavailable or falsely negative.

Our business, operations and clinical development timelines and plans could also be adversely affected by the COVID-19 pandemic if our CMOs, CROs and other service providers upon whom we rely experience delays in providing services.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread and lasting pandemic could result in prolonged significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.

The global pandemic of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries, business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Although recent declines in the infection rate have been observed in several western European countries, including the United Kingdom, Germany, Spain, Italy and France, as well as some regions of North America, decisions on the part of states and countries to relax social distancing requirements, or widespread noncompliance with infection control precautions within a region, may result in local resurgence of COVID-19 infection. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

We face competition from other companies that are working to develop novel drugs and technology platforms using technologies similar to ours. If these companies develop drugs more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to successfully commercialize drugs may be adversely affected.

In addition to the competition we face from competing drugs in general, we also face competition from other companies working to develop novel drugs using technology that competes more directly with our own. We are aware of several other companies that are working to develop RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNA molecules as drugs. Others are following a gene therapy approach, with the goal of treating patients not with synthetic siRNAs but with synthetic, exogenously-introduced genes designed to produce siRNA-like molecules within cells. Companies working on chemically synthesized siRNAs include, but are not limited to, Alnylam Pharmaceuticals, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Avidity Biosciences, Dicerna Pharmaceuticals, Genevant Sciences, OliX Pharmaceuticals, Nitto BioPharma and Quark Pharmaceuticals. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing TQJ230, a single-stranded antisense oligonucleotide therapeutic directed against Lp(a) and Arrowhead Pharmaceuticals partnered with Amgen are developing AMG 890, a different siRNA directed against Lp(a), which we consider to be potentially competitive products. With respect to our SLN124 product candidate targeting TMPRSS6 for iron regulation, potential competitors include, but are not limited to, Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ IONIS-TMPRSS6-LRx, Vifor Pharma’s VIT-2763, Disc Medicine’s matriptase-2 inhibitor, Protagonist’s PTG-300, Bluebird’s Lentiglobin (Zynteglo®), Orchard

Therapeutics’ OTL-300, Vertex’s CTX001, Sanofi’s ST-400, MedPacto’s Vactosertib (TEW-7197), Geron’s Imetelstat, Imara’s IMR-687, Agios’s Mitapivat, AstraZeneca/Astellas’s Roxadustat, H3 Biomedicine’s H3B-8800, Kura Oncology’s Tipifarnib, Boehringer Ingelheim’s BI-836858, and Astex’s ASTX727. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to relevant cell and tissue types. Safe and effective means to deliver siRNAs to the relevant cell and tissue types may be developed by our competitors, and our ability to successfully commercialize a competitive product would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop a safe and effective means of delivering siRNAs into relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

There has also been in the past, and there may again be in the future, instances of our competitors using developing product candidates for the same gene targets or indications that we are targeting once they are revealed to the public, in which case we may lose a competitive advantage or market share. Our competitors may also attempt to appropriate our technologies, which may force us to enforce our intellectual property rights through legal action, which may be costly and time consuming and may or may not ultimately prove to be effective.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous life sciences companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies and clinical trials may make it more challenging to recruit and retain qualified personnel.

The inability to recruit or loss of the services of any executive or key employee might impede the progress of our research, development and commercialization objectives.

We may need to expand our organization and may experience difficulties in managing this growth, which could disrupt our operations.

As of May 29, 2020 we had 51 employees. In the future we may expand our employee base to increase our managerial, scientific, operational, commercial, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. Moreover, if our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to keep pace with advances in technology, our business, financial condition and results of operations could be adversely affected.

We spend a relatively low amount on technological innovation compared to our larger competitors. There is a risk that competitors will be quicker to develop new technologies, new products for the same gene targets or new delivery methods of nucleic acids into novel cell types, particularly once competitors learn about new gene targets that we or our collaborators have selected for development of siRNA molecules. We will need to successfully introduce new products to achieve our strategic business objectives. Our successful product development will depend on many factors, including our ability to attract strong talent to lead our research and development efforts, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner, obtain appropriate intellectual property protection for our products, gain and maintain market acceptance of our products, and differentiate our products from those of our competitors. In addition, patents attained by others may preclude or delay our commercialization of a product. There can be no assurance that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval or gain market acceptance. If we cannot successfully introduce new products or adapt to changing technologies, our products may become obsolete and our revenue and profitability could suffer.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims, including claims related to impurities in our products or potential product recalls. Product liability claims might be brought against us by consumers, healthcare providers, life sciences companies or others selling or otherwise coming into contact with our products. Certain single-stranded oligonucleotide therapeutics have led to injection site reactions and pro-inflammatory effects and may also lead to impairment of kidney or liver function. There is a risk that our current and future product candidates, although double-stranded, may induce similar or other adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	impairment of our business reputation;
•	withdrawal of clinical trial participants;
•	costs due to related litigation;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	the inability to commercialize our product candidates; and
•	decreased demand for our product candidates, if approved for commercial sale.

We maintain product liability insurance relating to the use of our therapeutics in clinical trials. However, such insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Cybersecurity risks and the failure to maintain the confidentiality, integrity, and availability of our computer hardware, software, and internet applications and related tools and functions could result in damage to our reputation and/or subject us to costs, fines or lawsuits.

Our business requires manipulating, analyzing and storing large amounts of data. We also maintain personally identifiable information about our employees. Our business therefore depends on the continuous, effective, reliable, and secure operation of our computer hardware, software, networks, internet servers, and related infrastructure. To the extent that our hardware or software malfunctions or access to our data by internal research personnel is interrupted, our business could suffer. The integrity and protection of our employee and company data is critical to our business and employees have a high expectation that we will adequately protect their personal information. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve, as further described below. Maintaining compliance with applicable security and privacy regulations may increase our operating costs. Although our computer and communications hardware is protected through physical and software safeguards, we are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses, and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. In addition, any sustained disruption in internet access provided by other companies could harm our business.

The collection, processing and cross-border transfer of personal information is subject to restrictive laws and regulations.

We are subject to privacy and data protection laws and regulations that apply to the collection, transmission, storage and use of personally identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on compliance in this area, with the potential to affect our business.

In the EU, the collection and use of personal data (including health data) is governed by the provisions of the General Data Protection Regulation, or the GDPR, which became effective and enforceable across all then-current member states of the EU on May 25, 2018. The GDPR enhances data protection obligations for both processors and controllers of personal data, including by materially expanding the definition of what is expressly noted to constitute personal data, requiring additional disclosures about how personal data is to be used, imposing limitations on retention of personal data, creating mandatory data breach notification requirements in certain circumstances, and establishing onerous new obligations on services providers who process personal data simply on behalf of others, as well as obligations regarding the security and confidentiality of the personal data.  The GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area to third countries, including the United States.  The GDPR has expanded its reach to include any business, regardless of its location, that processes personal data in relation to the offering of goods or services to individuals in the EU and/or the monitoring of their behavior.  This expansion would incorporate any clinical trial activities in EU member states. The GDPR imposes special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. The GDPR also grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Failure to comply with the requirements of the GDPR may result in fines of up to 4% of an undertaking’s total global annual turnover for the preceding financial year, or €20,000,000, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors.  While we have taken steps to comply with the GDPR, and implementing legislation in applicable member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, reviewing our security procedures, and entering into data processing agreements with relevant customers and business partners, we cannot guarantee that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

In the United Kingdom, the Data Protection Act 2018 complements the GDPR. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to transitional arrangements, the GDPR will continue to have effect in U.K. law until December 31, 2020 in the same fashion as was the case prior to that withdrawal, as if the United Kingdom had remained a member state of the EU for such purposes. Following December 31, 2020, it is likely that the data protection obligations of the GDPR will continue to apply to U.K.-based organizations’ processing of personal data in substantially unvaried form and fashion, for at least the short term thereafter. However, the United Kingdom’s withdrawal from the EU could still lead to further legislative and regulatory changes and increase our compliance costs. In particular, from January 2021 (after the end of the transitional period), we could potentially be exposed to two parallel regimes, each with the power to impose fines up to the greater of either 4% of total global annual revenue, or €20,000,000 (for the EU) or £17,500,000 (for the United Kingdom).

Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could further expose us to penalties under privacy and data protection laws. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business.

Our employees, consultants and contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements or insider trading violations, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, consultants or contractors could include intentional failures to comply with governmental regulations, comply with healthcare fraud and abuse and anti-kickback laws and regulations in the United States, the United Kingdom and other jurisdictions, or failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including improper trading based upon, information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics and a robust compliance program, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States, there have been, and continue to be, legislative and regulatory developments regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current administration have each indicated that they will continue to seek new legislative and / or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our drugs.

The withdrawal of the United Kingdom from the EU, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the EU, result in restrictions or imposition of taxes and duties for importing our product candidates into the EU, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the EU.

Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply. Negotiations between the United Kingdom and the EU are expected to continue in relation to the customs and trading relationship between the United Kingdom and the EU following the expiry of the Transition Period. The Transition Period may be extended beyond 2020 if both the United Kingdom and the EU agree to an extension before the end of June 2020, although it remains the position of the U.K. government that it will not be extended.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the EU. Following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products, including our product candidates, will be required in the United Kingdom, the potential process for which is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, could make it more difficult for us to commercialize our product candidates in the EU or in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the EU and the United Kingdom. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the EU for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

In the near term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the EU, and make travel between our U.K. and German offices more difficult, time-consuming and expensive than previously was the case.

Legal, political and economic uncertainty surrounding Brexit may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, revenue, financial condition, and results of operations.

The lack of clarity on future U.K. laws and regulations, including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, after the expiration of the Transition Period may negatively impact foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict access to capital.

The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the EU after the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the United Kingdom and the EU are unable to negotiate acceptable trading and customs terms or if other EU member states pursue withdrawal, barrier-free access between the United Kingdom and other EU member states or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the United Kingdom and the EU and, in particular, any arrangements for the United Kingdom to retain access to EU markets after the Transition Period.

Such a withdrawal from the EU is unprecedented, and it is unclear how the United Kingdom’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations and customers.

There may continue to be economic uncertainty surrounding the consequences of Brexit, following the Transition Period, which could adversely impact customer confidence resulting in customers reducing their spending budgets on our products, which could adversely affect our business, revenue, financial condition, results of operations and could adversely affect the market price of our ADSs.

Exchange rate fluctuations may adversely affect our results of operations and cash flows.

Our functional currency is pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros. As a result, fluctuations in exchange rates, particularly between the pound sterling on the one hand and the U.S. dollar and Euro on the other hand, may adversely affect our reported results of operations and cash flows. Since the Brexit referendum in 2016, there has been a significant increase in the volatility of these exchange rates and an overall weakening of the pound sterling. Our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates between the pound sterling and these and other currencies, any of which may have a significant impact on our results of operations and cash flows from period to period.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our current or future products and product candidates, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our current and future products and product candidates. The strength of patents in the biotechnology and life sciences field involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in patents with claims that cover the products in the United States, European countries or in other territories. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, or our current and future product candidates, and may not prevent others from designing around our claims.

If the patent applications we hold and/or have out-licensed with respect to our product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. A patent may be challenged through one or more of several administrative proceedings including post-grant challenges, re-examination or opposition before the United States Patent Office or European Patent Office and in other jurisdictions. For example, re-examination of, or oppositions to, patents owned by us have previously been initiated, and while we believe these concluded proceedings did not result in a commercially relevant impact on the individual patents, any successful challenge of patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our strategic alliance partners may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate or a siRNA related technology or method. Furthermore, in certain situations, if we and one or more third parties have filed patent applications in the United States claiming the same subject matter, an administrative proceeding, previously known as an interference, which may now fall under the scope of an action known as a derivation proceeding, can be initiated to determine which applicant is entitled to the patent on that subject matter. Such administrative proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications, or those of our alliance partners. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of a patent or patent application in such a proceeding may not be successful and, even if successful, may result in substantial costs and distract our management and other employees.

In addition, patents have a limited lifespan. In the United States and many other countries and regions of the world, the natural expiration of a patent is generally 20 years after it is filed as a non-provisional patent application, or a PCT international patent application. Various extensions may be available, however, the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a product, we may be open to competition from generic medications. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although each of our employees agrees to assign their inventions to us through an employee inventions agreement, and all of our employees, consultants, advisers and any third parties who have access to our proprietary know-how, information or technology enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or confidential proprietary information and independently develop substantially equivalent information and techniques. In addition, others may independently discover our trade secrets, proprietary know-how and information. For example, the FDA, as part of its transparency initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property in the United States, Europe and in other jurisdictions. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and life sciences industries, including patent infringement lawsuits. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our strategic collaborators are pursuing development candidates.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to sequences, structures, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of our management, other employees and resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming, even if we ultimately prevail. For example, in 2017, we commenced patent infringement litigation against Alnylam Pharmaceuticals Inc., or Alnylam. In December 2018, we and Alnylam entered into a settlement and license agreement to settle the litigation, which was related to Alnylam’s RNAi product ONPATTRO. As part of the settlement, we now license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of its net sales of ONPATTRO in the EU.

In addition to the costs and potential distraction associated with enforcing our patents in a lawsuit, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Our efforts in a litigation may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ADSs.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or life sciences companies. We may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to Our ADSs and Shares and Our Prospective Nasdaq Listing

An active trading market for our ADSs may not develop and you may not be able to resell your ADSs at or above the price you pay for them, if at all.

While our ordinary shares have been traded on AIM since 1995, no public market has previously existed for our ADSs or ordinary shares in the United States. We have applied to list our ADSs on Nasdaq. Any delay in the commencement of trading of our ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. There can be no assurance that an active trading market for the ADSs will develop or be sustained after our ADSs are listed on Nasdaq. The lack of an active trading market may also reduce the fair market value of the ADSs and could also affect the market price for our ordinary shares on AIM. The price at which ADSs trade on Nasdaq may or may not be correlated with the price at which our ordinary shares trade on AIM.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, factors that are expected to affect the market price of our securities include:

•	the commencement, enrollment or results of our planned and future clinical trials;
•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•	the results of our efforts to discover, develop, acquire or in-license additional product candidates and technologies;
•	the loss of any of our key scientific or management personnel;
•	regulatory or legal developments in the United States, United Kingdom, the EU and other countries;
•	the success of competitive products or technologies;
•	adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
•	changes or developments in laws or regulations applicable to our product candidates or technologies;
•	changes to our relationships with collaborators, manufacturers or suppliers;
•	concerns regarding the safety of our product candidates;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions, financings, collaborations or other corporate transactions;
•	the trading volume of our ADSs on Nasdaq;
•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders;
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general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, the United Kingdom, the EU, and other countries, including the global and regional impacts of the COVID-19 pandemic;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry; and
•	investors’ general perception of us and our business.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ADSs at or above the price paid for the ADSs and may otherwise negatively affect the liquidity of our ADSs.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s and key employees’ attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

Future sales, or the possibility of future sales, of a substantial number of ADSs representing our shares or our shares could adversely affect the price of such securities.

Future sales of a substantial number of ADSs or shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. All of our outstanding shares are freely tradeable on AIM. Upon the effectiveness of the registration statement of which this prospectus forms a part, holders of our shares registered by this prospectus are expected to be able to deposit such shares with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this prospectus. These ADSs will be freely tradeable on Nasdaq. If holders sell substantial amounts of ADSs on Nasdaq or ordinary shares on AIM, or if the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs will be influenced by the research and reports that equity research analysts publish about us and our business. As a company admitted to trading on AIM, our equity securities are currently subject to coverage by a number of analysts.  However, we do not currently have and may never obtain broad research coverage by equity research analysts published in the United States. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. We will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

The dual-listing of ordinary shares and ADSs is costly to maintain and may adversely affect the liquidity and value of our ordinary shares and ADSs.

Our ordinary shares trade on AIM and we intend to apply to list our ADSs on Nasdaq.  We plan for the foreseeable future to maintain a dual listing, which will generate additional costs, including increased legal, accounting, investor relations and other expenses that we did not incur prior to the listing of our ADSs on Nasdaq, in addition to the costs associated with the additional reporting requirements described elsewhere in this prospectus.  We cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares.  However, the dual listing of ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs.  The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM.

Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Upon the listing of our ADSs on Nasdaq, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates will, in the aggregate, beneficially own approximately 79.1% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of May 29, 2020. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

•	delaying, deferring, or preventing a change in control;

•	entrenching our management and/or the board of directors;
•	impeding a merger, scheme of arrangement, takeover, or other business combination involving us; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the current market price for an ordinary share on AIM and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

Because we do not anticipate paying any cash dividends on our ordinary shares (including ordinary shares represented by ADSs) in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our ADSs to provide dividend income. Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development of our technologies and product candidates and the growth of our business. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs.

We will incur increased costs as a result of simultaneously having our ADSs listed in the United States and our ordinary shares admitted to trading on AIM in the United Kingdom, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company whose securities are publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company,” or EGC, we will incur significant legal, accounting and other expenses that we did not incur previously, even though our ordinary shares are admitting to trading on AIM. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, regardless of whether or not we are an EGC we will be required to furnish a report by our senior management on our internal control over financial reporting, beginning with our annual report filed with the SEC for the year ending December 31, 2021, which we expect to file by April 2022. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, including the attestation report required once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

Further, being a U.S. listed company and an English public company with ordinary shares admitted to trading on AIM impacts the disclosure of information and requires compliance with two sets of applicable rules.  From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.  As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the PCAOB audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future.

The material weakness we identified was that we did not design or implement sufficient processes, controls and other review procedures to evaluate the recognition and accrual of research and development related expenses such as CRO and CMO activities. As we move from preclinical to clinical activity, with a related increase in expenditure, it will be important for us to strengthen internal controls in this area. We have taken steps to remediate this weakness including through training and more regular external confirmation of work progress.

This control deficiency did not result in any adjustments to our financial statements included in this registration statement, but we acknowledge that this control deficiency could result in a potential misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined that this control deficiency constitutes a material weakness.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiency that led to this material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent auditor has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent auditors performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, potentially resulting in restatements of our financial statements, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable Nasdaq listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an EGC as defined in the SEC’s rules and regulations and we will remain an EGC until the earlier to occur of (1) the last day of 2025, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” under SEC rules, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404;
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not being required to comply with any requirement that has or may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

•

being permitted to provide only two years of audited financial statements in this initial registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

•	reduced disclosure obligations regarding executive compensation; and
•	an exemption from the requirement to seek nonbinding shareholder advisory votes on executive compensation or golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

Even after we no longer qualify as an EGC, we may still qualify as a “smaller reporting company” if the market value of our ordinary shares held by non-affiliates is below $250 million (or $700 million if our annual revenue is less than $100 million) as of June 30 in any given year, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and, when required, our proxy statements.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the listing of our ADSs on Nasdaq, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we will be subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in England, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of England nor our Articles of Association require a majority of our directors to be independent; we may include non-independent directors as members of our nominations and remuneration committees; and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We are required to follow the AIM Rules for Companies published by London Stock Exchange plc, and have adopted the Corporate Governance Code published by the Quoted Companies Alliance. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Management—Foreign Private Issuer Exemption” for the exemptions to the Nasdaq corporate governance rules applicable to foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021 (the end of our second fiscal quarter in the fiscal year after this listing), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage and/or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, New York Stock Exchange or Nasdaq. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, the ADSs, or the ordinary shares underlying the ADSs, may not reflect the underlying value of our company.

Fluctuations in the exchange rate between the U.S. dollar and the British pound sterling may increase the risk of holding ADSs and ordinary shares.

The share price of our ordinary shares is quoted on AIM in British pence sterling, while our ADSs will trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the British pound sterling may result in differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such exchange rate differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the British pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary, and the U.S. dollar equivalent of any cash dividends paid in British pounds sterling on ordinary shares represented by the ADSs, could also decline.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders who hold our ordinary shares directly and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. We will use commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when deemed necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to certain rights to cancel ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting, or because we are paying a dividend on our ordinary shares or similar corporate actions.

The depositary for our ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for our ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for our ADSs will not generally be responsible for any United Kingdom stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Although we do not have any present plans to declare or pay any dividends, in the event we declare and pay any dividend, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

Under English law, shareholders usually have preemptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of preemptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions.  We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.  We are also permitted under English law to disapply preemptive rights (subject to the approval of our shareholders by special resolution or the inclusion in our articles of association of a power to disapply such rights) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income, or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Based on estimates of our income and assets, and certain assumptions with respect to the characterization of our assets as active or passive, we do not believe we were a PFIC for our taxable year ended December 31, 2019. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled ‘‘Material Income Tax Considerations—Material U.S. Federal Income Considerations for U.S. Holders” in this prospectus.

We may be unable to use U.K. carryforward tax losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2019, we had cumulative carryforward tax losses of £112.6 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, or SMEs. Under the SME scheme, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. Qualifying expenditures largely are comprised of employment costs for research staff, research materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects. Specified subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower effective rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business in the United Kingdom, Germany and the United States and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our ADSs.

The Takeover Code applies, amongst other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a multilateral trading facility in the United Kingdom, which includes AIM.  We are therefore currently subject to the Takeover Code.

The Takeover Code provides a framework within which takeovers of certain companies organized in the United Kingdom are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

•

In connection with a potential offer, if, following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

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When a person or group of persons acting in concert (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company (which percentage is treated by the Takeover Code as the level at which effective control is obtained) or (b) increases the aggregate percentage interest they have when they are already interested in not less than 30% and not more than 50%, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the 12 months before the offer was announced.

•

When interests in shares carrying 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e. a bidder) or any person acting in concert with them in the offer period (i.e. before the shares subject to the offer have been acquired) or within the previous 12 months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires for cash any interest in shares during the offer period, the offer must be in cash or accompanied by a cash alternative at a price at least equal to the price paid for such shares during the offer period.

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If after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e. a target) at a price higher than the value of the offer, the offer must be increased accordingly.

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The board of directors of the offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

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Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree company.

•	All shareholders must be given the same information.
•	Those issuing documents in connection with a takeover must include statements taking responsibility for the contents thereof.
•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.
•

Actions during the course of an offer by the offeree company which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

•

Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•

Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the section titled “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

As an English public company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or grant rights to subscribe for, or to convert any security into, shares) with the prior authorization of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. In either case, this authorization would need to be renewed by our shareholders upon expiration (i.e., at least every five years). Typically, English public companies renew the authorization of their directors to allot shares on an annual basis at their annual general meeting.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). Typically, English public companies renew the disapplication of preemptive rights on an annual basis at their annual general meeting.

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our senior management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in England and Wales. In addition, uncertainty exists as to whether the English and Welsh courts would entertain original actions brought in England and Wales against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt so that no retrial of the issues would be necessary, provided that certain requirements are met consistent with English law and public policy. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws is an issue for the English court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Our articles of association to be effective upon the listing of our ADSs on Nasdaq will provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Our articles of association to be effective upon the listing of our ADSs on Nasdaq will provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits.

In addition, holders of ADSs may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to the ADSs or to the withdrawal of our ordinary shares or other deposited securities.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although we are not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is our understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

If any owner or holder of our ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•

the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of preclinical studies or clinical trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•	our plans to collaborate, or statements regarding the ongoing collaborations, with third parties;
•	our plans to research, develop, manufacture and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our ability to raise additional capital;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our expectations regarding our ability to obtain and maintain intellectual property protection;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements through the end of 2022; and
•	regulatory developments in the United States, United Kingdom, EU and other jurisdictions.

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable, it has not been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We will not receive proceeds from the disposition, if any, of Registered Shares in the form of ADSs by Registered Holders.

DIVIDEND POLICY

We have never declared or paid any dividends on any class of our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. See “Description of Share Capital and Articles of Association” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, term deposits, indebtedness and capitalization as of December 31, 2019. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2019
(in thousands)	($)(1)	(£)
Cash and cash equivalents	$17,819	£13,515
Term deposits	26,369	20,000
Cash, cash equivalents and term deposits	$44,188	£33,515
Indebtedness	—	—
Equity:
Share capital	5,167	3,919
Capital reserves and translation reserve	222,805	168,989
Accumulated losses	(200,405)	(151,999)
Total equity	$27,567	£20,909
Total capitalization	$27,567	£20,909

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data as of the dates and for the periods indicated. We have derived the selected consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the PCAOB (United States).

You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	For the Year Ended December 31,
(in thousands except share and per share data)	2019	2019	2018
	($)(1)	(£)	(£)
Consolidated Statements of Operations Data:
Revenue	$322	£244	£—
Operating expenses:
Research and development costs	(17,583)	(13,336)	(9,743)
Administrative expenses	(12,713)	(9,642)	(10,828)
Total operating expenses	(30,296)	(22,978)	(20,571)
Operating loss	(29,974)	(22,734)	(20,571)
Finance and other expenses	(215)	(163)	—
Finance and other income	36	27	45
Loss before taxation	(30,153)	(22,870)	(20,526)
Taxation	4,335	3,288	2,115
Loss after taxation	$(25,818)	£(19,582)	£(18,411)
Loss per ordinary share (basic and diluted)	$ (0.34)	£ (0.26)	£ (0.26)
Weighted average ordinary shares (basic and diluted)	75,126,869	75,126,869	70,312,880

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

	As of December 31,
(in thousands except share data)	2019	2019	2018
	($)(1)	(£)	(£)
Consolidated Balance Sheet Data:
Cash, cash equivalents and term deposits	$44,188	£33,515	£26,494
Total assets	60,751	46,077	38,885
Total liabilities	33,183	25,168	3,830
Net assets	27,567	20,909	35,055
Share capital	5,167	3,919	3,554
Number of ordinary shares outstanding	78,370,265	78,370,265	71,069,933

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with the information in “Selected Consolidated Financial Data” and our consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and the related notes to those financial statements included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section of this prospectus titled “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, designed to inhibit the expression of specific target genes in order to treat diseases with significant unmet medical need. Our siRNA molecules use our technology to harness the body’s natural mechanism of RNAi to reduce the production of disease-associated proteins. Our GalNAc-siRNA delivery system is designed to enable delivery of our therapeutic siRNA molecules to targeted cells in the liver, where thousands of disease-associated genes are expressed. We have built a recognized platform-to-product company for the development of siRNA molecules based on our siRNA technology and delivery system, combined with our expertise in RNAi biology, oligonucleotide chemistry and delivery, and in vivo pharmacology; our broad intellectual property estate; our relationships with key opinion leaders and expert collaborators; and our drug discovery and development process. We are currently focused on developing siRNA molecules for the treatment of cardiovascular disease, rare diseases such as iron overload disorders, and complement-mediated disorders.

Our platform technology is designed to generate siRNA product candidates both for our internal pipeline and our out-licensed programs with third-party collaborators. Our preclinical development programs include our product candidate SLN360, which silences genetically controlled expression of Lipoprotein(a), or Lp(a), to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high Lp(a) levels; our product candidate SLN124, which silences TMPRSS6 gene expression to up-regulate hepcidin levels key in mediating iron overload disorders, including beta-thalassemia and myelodysplastic syndrome, or MDS; and our SLN500 program candidates, which silence C3 for the treatment of complement pathway-mediated diseases.  In 2019, we licensed the development and commercialization rights to SLN500 to Mallinckrodt as part of a larger RNAi collaboration program. The potential of our siRNA platform has been recognized through this collaboration with Mallinckrodt, as well as a collaboration entered into in March 2020 with AstraZeneca, both of which collaboration agreements are described in further detail below, and through a January 2020 technology evaluation agreement with Takeda.

We plan to seek regulatory approval later this year to start human clinical trials of SLN360 in the United States and Europe and SLN124 in a number of countries, including in Europe and in Asia.  In the first quarter of 2020, we were recruiting patients for an SLN124 clinical trial, however, in view of the COVID-19 pandemic and to ensure the integrity of safety monitoring procedures for patients, in March 2020 we paused patient recruitment under that protocol for SLN124 and expect to recommence patient recruitment under two new protocols.  We plan to submit a Clinical Trial Application, or CTA, to various national regulatory bodies later this year.

We do not have any approved products and, as a result, have not generated any revenue from product sales or otherwise. Our ability to generate revenue sufficient to achieve profitability will depend on our successful development and eventual commercialization of our product candidates, if approved, for one or more of their targeted indications. Since our inception, we have incurred significant operating losses. For the years ended December 31, 2019 and 2018, we incurred net losses of £19.6 million and £18.4 million, respectively. As of December 31, 2019, we had an accumulated deficit of £152.0 million.

We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates into clinical development, and seek regulatory approval and pursue commercialization of our product candidates, if they are approved. In addition, if we obtain regulatory approval for our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional technologies or product candidates and the potential clinical development of any such product candidates. Furthermore, after the effectiveness of the registration statement of which this prospectus forms a part, we expect to incur additional costs associated with operating as a foreign private issuer listed on Nasdaq, including significant legal, accounting, investor relations and other expenses that we did not previously incur.

As a result of these anticipated expenditures, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties, such as those described below with AstraZeneca and Mallinckrodt. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

Recent Developments

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, since named SARS-CoV-2, causing the disease known as COVID-19, was reported in China. Since then, COVID-19 has spread globally, including throughout the United Kingdom and Europe, as well as the United States. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a “pandemic,” or worldwide spread of a new disease. In response, many countries around the world, including the United Kingdom and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

We could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. Among other things, the planned initiation of our clinical trials for SLN360 and SLN124 in the second half of 2020 could be delayed, extending the timelines and increasing the overall costs to finish the clinical trials. In addition, we could seek to make changes to our operations to assist in the efforts to combat the COVID-19 pandemic. In April 2020, we announced that we had repurposed some of the equipment at our laboratory in Berlin, Germany to produce critical reagents for COVID-19 PCR diagnostic test kits. This initiative does not impact our core business, and any funds generated as a result will be donated to COVID-19 relief efforts.

The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining a strong balance sheet, liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from a business and financial perspective relating to COVID-19.

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases.  Under this agreement, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020 (equivalent to £16.0 million as of the payment date). AstraZeneca is obligated to make an additional unconditional cash payment to us of $40.0 million no later than the first half of 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to an additional five targets. AstraZeneca has agreed to pay us an option fee of $10.0 million for each selected target at the point of candidate nomination; thereafter, for each target selected, we will be eligible to receive up to $140.0 million in potential development milestone payments and up to $250.0 million in potential commercial milestone payments, as well as tiered royalties on net sales ranging from the high single digits to the low double digits.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to SLN500, with options to license additional complement-targeted assets from us. We expect to nominate a lead candidate in the SLN500 program in the second half of 2020.

While we are responsible for the Phase 1 clinical trial in each case, Mallinckrodt will be funding all of our research personnel costs on a full-time equivalent, or FTE, basis associated with preparing for and conducting the Phase 1 clinical trials. We are also responsible for the provision of drug product for preclinical activities and for the Phase 1 clinical trials, but any manufacturing expense relating to the Phase 1 trial will be paid for by Mallinckrodt. After completion of the Phase 1 clinical trials, Mallinckrodt will assume clinical development and responsibility for potential global commercialization.

The collaboration provides for potential research milestones of up $10 million for SLN500 and for each optioned asset. The collaboration provides for potential additional development and regulatory milestone payments of up to $100 million for SLN500, as well as commercial milestone payments of up to $563 million for SLN500. Should Mallinckrodt opt to license additional assets, we could receive up to $703 million in similar development, regulatory and commercial milestone payments per asset and also receive tiered, low double-digit to high-teen royalties on net sales for SLN500 and each optioned asset.

We received a research milestone payment of $2.0 million for SLN500 in September 2019.

In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt plc, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date).

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO.  As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the EU. We are eligible to receive these royalties until 2023.  We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2019, we recognized a total of £73,000 in royalty income from Alnylam.

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of $20.0 million (£16.4 million as of the payment date) and are eligible to receive specified development, regulatory and commercial milestone payments. We received a milestone payment of $2.0 million (£1.7 million as of the payment date) during the year ended December 31, 2019. In addition to these potential payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15. During the year ended December 31, 2019, we recognized a total of £0.2 million in revenue under this agreement.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses. The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs based on stage of completion and classify them as either direct or indirect.

Our direct research and development expense primarily consists of:

•

salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	costs incurred under agreements with CROs and investigative sites that conduct preclinical studies and clinical trials;
•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials; and
•	costs for materials used for in-house research and development activities.

Our indirect research and development expense primarily consists of:

•	costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•	consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials;
•	costs associated with obtaining and maintaining patents for intellectual property; and
•	depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;
•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;
•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements, if any;
•	any significant changes in government regulation;
•	the terms and timing of any regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development expenses on a program-by-program basis for our preclinical product candidates.

Administrative Expenses. Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services and public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expense for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United Kingdom. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur additional expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income (Expense)

Finance and other income primarily relates to interest earned on our cash, cash equivalents and short-term deposits, as well as foreign exchange gains. Finance and other expense primarily relates to lease liability interest expense and foreign exchange losses.  Foreign exchange gains and losses relate to cash held in foreign currencies (primarily Euros).

Taxation

We are subject to corporate taxation in the United Kingdom and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom. The U.K. R&D tax credit, as described below, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a credit to “Taxation.”

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs.  Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 33.35% of such qualifying R&D expenditures. Qualifying expenditures largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if we cease to qualify as a small or medium-sized company. However, we may be able to file under the U.K. research and development expenditure credit, or RDEC, regime for large companies. However, the relief available under RDEC is not as favorable as that of the SME regime.

Total estimated tax losses of £112.6 million and £102.6 million as of December 31, 2019 and 2018, respectively, were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £63.6 million as of December 31, 2019. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £49.0 of accumulated tax losses as of December 31, 2019 related to our operations in Germany.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
(in thousands)	2019	2019	2018
	($)(1)	(£)	(£)
Revenue	$322	£244	£—
Research and development expenses	(17,583)	(13,336)	(9,743)
Administrative expenses	(12,713)	(9,642)	(10,828)
Operating loss	(29,974)	(22,734)	(20,571)
Finance and other income (expense)	(179)	(136)	45
Loss before tax	(30,153)	(22,870)	(20,526)
Taxation	4,335	3,288	2,115
Loss for the year	(25,818)	(19,582)	(18,411)
Other comprehensive expense, net of tax:
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign Operations	(542)	(411)	94
Total comprehensive loss for the year	$(26,360)	£(19,993)	£(18,317)

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

Revenue

Revenue for the year ended December 31, 2019 was £0.2 million and was primarily the result of recognizing a portion of the payments received under our collaboration with Mallinckrodt.  Additionally, we recognized £73,000 in royalty income from Alnylam on net sales of ONPATTRO in the EU.

We did not recognize any revenue in the year ended December 31, 2018.

Research and Development Expenses

The following table summarizes our research and development costs for the years ended December 31, 2019 and 2018, based on their classification as direct or indirect.

	Year Ended December 31,
	2019	2019	2018
	($)(1)	(£)	(£)
Direct research and development expenses	$13,692	£10,385	£6,649
Indirect research and development expenses	3,891	2,951	3,094
Research and development expenses	$17,583	£13,336	£9,743

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

Research and development expenses for the year ended December 31, 2019 were £13.3 million as compared to £9.7 million for the year ended December 31, 2018, an increase of £3.6 million. Direct research and development expenses increased by £3.7 million, while indirect expenses decreased by £0.1 million. The increase in direct expenses reflects the advancement of SLN124 toward a first-in-human Phase 1b clinical trial for beta-thalassemia and Myelodysplastic Syndrome and the advancement of SLN360 into IND-enabling studies, in preparation for the expected start of clinical activity in 2020.

Administrative Expenses

Administrative expenses were £9.6 million for the year ended December 31, 2019 as compared to £10.8 million for the year ended December 31, 2018. This decrease was attributable to legal costs related to our patent litigation with Alnylam, which was settled in December 2018, offset in part by an increase in expenses related to various corporate activities.

Finance and Other Income (Expense)

Finance income represents bank interest and was £27,000 and £45,000 for the years ended December 31, 2019 and 2018, respectively.

Finance expense for the year ended December 31, 2019 was £33,000, resulting from interest expense incurred in connection with lease liabilities, compared to zero for the prior year, as IFRS 16 was only applied prospectively in 2019.

Other income (expense) results from foreign exchange gains (losses) and was £(130,000) and £6,000 for the years ended December 31, 2019 and 2018, respectively.  Net foreign exchange gains and losses result primarily from foreign currency (Euro) denominated bank accounts.

Taxation

During 2019 and 2018, we received U.K. research and development tax credits of £2.3 million and £1.8 million, respectively, in respect of R&D expenditures incurred in the previous year. We accrued a receivable of £3.1 million as of December 31, 2019, recognizing a current tax asset in respect of 2019 research and development tax credits, compared to £2.1 million for the prior year.

The increase in the credit between years was primarily attributable to an increase in our eligible research and development expenses, as described above under “—Research and Development Expenses.”

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company in the United States. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of May 29, 2020, we had cash, cash equivalents and short-term deposits of £52.0 million, which amount gives effect to the proceeds from the issuance of ordinary shares to AstraZeneca in March 2020 and the upfront payment from AstraZeneca received in May 2020. We are unconditionally entitled to receive a further $40.0 million from AstraZeneca no later than the first half of 2021.

We do not currently have any approved products and have never generated any revenue from product sales or otherwise. To date, we have financed our operations primarily through the issuances of our equity securities and from upfront, milestone and research payments under collaboration agreements with third parties.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
(in thousands)	2019	2019	2018
	($)(1)	(£)	(£)
Net cash provided by (used in) operating activities	$2,277	£1,727	£(16,760)
Net cash used in investing activities	(19,797)	(15,015)	(4,830)
Net cash from financing activities	6,952	5,273	341
Net decrease in cash and cash equivalents	$(10,567)	£(8,015)	£(21,249)

(1)	Translated solely for convenience into U.S. dollars at an assumed exchange rate of $1.32 per £1.00, which was the rounded official exchange rate of such currencies as of December 31, 2019.

Operating activities. The increase in net cash provided by operating activities to £1.7 million for the year ended December 31, 2019 from net cash used of £16.8 million for the year ended December 31, 2018 was primarily due to the receipt of $22.0 million (equivalent to £18.1 million based on the exchange rates at the respective payment dates) in upfront and milestone payments received in 2019 under our collaboration agreement with Mallinckrodt, as well as an increase in 2019 of £1.9 million relating to the in-year increase in trade and other payables versus the comparative increase in 2018, and a £0.5 million increase in R&D tax credit received, offset in part by the £2.2 million increase in our operating loss between the years.

Investing activities. Net cash used in investing activities was £15.0 million for the year ended December 31, 2019, compared to £4.8 million for the year ended December 31, 2018. This change was primarily due to the purchase of short-term deposits. Short-term deposits at December 31, 2019 were £20.0 million, an increase of £15.0 million from the previous year. This increase in short-term deposits contributed to an overall increase in cash, cash equivalents and term deposits from £26.5 million at December 31, 2018 to £33.5 million at December 31, 2019, representing a net increase of £7.0 million.

Financing activities. The increase in net cash from financing activities to £5.3 million for the year ended December 31, 2019 from £0.3 million for the year ended December 31, 2018 was due to the $5.0 million investment in our ordinary shares made by Mallinckrodt, as well as proceeds received from the issuance of ordinary shares upon the exercise of share options.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company in the United States, we will incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least through the end of 2022.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•	the outcome, timing and cost of regulatory approvals of our product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities; and
•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of December 31, 2019, all of which related to our rental of office space.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£63	£63	£—	£—	£—
Total	£63	£63	£—	£—	£—

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

Off-Balance Sheet Arrangements

We did not have during the years presented, and do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2019, we had cash, cash equivalents and short-term deposits of £33.5 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and certificates of deposit from time to time. During the years ended December 31, 2019 and 2018, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2019.

Credit and Liquidity Risk

Our cash, cash equivalents and short-term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2019 and 2018, which consisted solely of amounts due from Mallinckrodt and Alnylam.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition under Collaboration Agreements

As of December 31, 2019, our revenue from collaboration agreements was derived exclusively from our agreement with Mallinckrodt entered into in July 2019. Under this contract, Mallinckrodt obtained an exclusive worldwide license for an early stage RNAi program targeting C3 in the complement cascade (known as SLN500), with options to license additional complement-mediated disease targets.

The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights).  We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The agreement with Mallinckrodt has four elements of consideration:

•	a fixed upfront payment, which we received in July 2019;
•	subsequent milestone payments, which are variable and depend upon our achievement of specified development, regulatory and commercial milestones;
•	payments in respect of certain research personnel costs on an FTE, basis, which costs are variable depending on activity under the collaboration; and
•	funding for Phase 1 clinical development and certain preparatory activities, including GMP manufacturing, which costs are also variable.

The upfront payment has been allocated evenly between the initial target and the optioned complement-mediated disease targets, because the compounds are at a similar stage of development, on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront payment will be recognized as revenue in line with the time period over which services are expected to be provided.

As there is only a single performance obligation per target under the collaboration agreement, the revenue for each element of consideration will be recognized over the contract period based on a cost to cost method, which is considered to be the best available measure of our effort during the contract period. The total cost estimate for the contract includes costs expected to be incurred during a Phase 1 clinical trial for which we will be reimbursed. Other variable elements of consideration will only begin to be recognized when the amounts are considered probable.

For the year ended December 31, 2019, we determined actual costs and forecast costs for the remainder of the contract. We then calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We then multiplied this percentage by the consideration deemed probable, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming probable, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued expenses related to our preclinical studies and clinical trials. In order to obtain reasonable estimates, we review open contracts and purchase orders. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. Examples of our accrued expenses include fees paid to CROs for services performed on preclinical studies and clinical trials and fees paid for professional services.

Estimated Future Recovery of Goodwill

The carrying amount of goodwill is attributable to the acquisition of our subsidiary, Silence Therapeutics GmbH, in 2005 and forms part of our RNA therapeutics cash generating unit. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is not amortized but is tested for impairment annually, or sooner when an indication of impairment has been identified. Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary at the date of acquisition. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

In accordance with IAS 36, Impairment of Assets, the carrying value of goodwill has been assessed by comparing its carrying value to its recoverable amount. The recoverable amount is considered to be the higher of fair value less cost of disposal and value in use. The key assumptions used in our valuation models to determine the fair value less cost of disposal are as follows:

•	Fair value has been determined as our market capitalization, calculated as share price multiplied by the number of shares in issue, at December 31, 2019; and
•	Disposal costs have been estimated to be minimal.

Management has assessed that the headroom in the valuation model used demonstrates that there is no reasonably possible change to a key assumption used in determining fair value less cost of disposal that would cause the cash generating unit’s carrying amount to exceed its recoverable amount. Our market capitalization at December 31, 2019 was approximately £274 million, with our share price not dropping significantly below its December 31, 2019 value at any point so far in 2020. Notwithstanding these assumptions, our market capitalization is predicated on share price, which is subject to fluctuation, and any significant, unexpected movements could result in an impairment in goodwill.

Recent Accounting Pronouncements

See Note 2 “Significant Accounting Policies—Accounting Standards” of the notes to our audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus for a discussion of new standards and interpretations recently and not yet adopted by us.

Jumpstart Our Business Startups Act of 2012

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107(b) of the JOBS Act provides that an “emerging growth company,” or EGC, can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies in the United States.

We intend to rely on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we may rely on certain of these exemptions, including exemptions from (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain an EGC until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an EGC, we will not be entitled to the exemptions provided in the JOBS Act.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Overview

We are a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, designed to inhibit the expression of specific target genes in order to treat diseases with significant unmet medical need. Our siRNA molecules use our technology to harness the body’s natural mechanism of RNAi to reduce the production of disease-associated proteins. Our siRNA delivery system is designed to enable delivery of our therapeutic siRNA molecules to targeted cells in the liver, where thousands of disease-associated genes are expressed. We have built a recognized platform-to-product company for the development of siRNA molecules based on our siRNA technology and delivery system, combined with our expertise in RNAi biology, oligonucleotide chemistry and delivery, and in vivo pharmacology; our broad intellectual property estate; our relationships with key opinion leaders and expert collaborators; and our drug discovery and development process. We are currently focused on developing siRNA molecules for the treatment of cardiovascular disease, rare diseases such as iron overload disorders, and complement-mediated disorders.

Our platform technology is designed to generate siRNA product candidates both for our internal pipeline and our out-licensed programs with third-party collaborators. Our preclinical development programs include our product candidate SLN360, which silences genetically controlled expression of Lipoprotein(a), or Lp(a), to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high Lp(a) levels; our product candidate SLN124, which silences TMPRSS6 gene expression to up-regulate hepcidin levels key in mediating iron overload disorders, including beta-thalassemia and myelodysplastic syndrome, or MDS; and our SLN500 program candidates, which silence C3, for the treatment of complement pathway-mediated diseases.  We have licensed the development and commercialization rights to the SLN500 program to  Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc, and together with Cache Holdings Limited, another wholly owned subsidiary of Mallinckrodt plc, collectively referred to as Mallinckrodt. We plan to seek regulatory approval later this year to start human clinical trials of SLN360 in the United States and Europe and SLN124 in a number of countries, including in Europe and Asia.

We believe that siRNA therapeutics have the potential to become a new major class of drugs with broad application. Our siRNA molecules, which are designed for subcutaneous injection, can be engineered to suppress the expression of almost any gene in the human genome to which we can deliver siRNA. We can currently deliver siRNA molecules to liver cells using GalNac for receptor-mediated targeting. GalNAc is an amino-modified monosaccharide that binds to asialoglycoprotein receptors, or ASGPRs, with high affinity. When GalNAc-conjugated siRNA molecules reach the liver cells, they are internalized into the cells where siRNA can bind, resulting in degradation of the target mRNA and therefore silencing of the respective gene. Our novel GalNAc-siRNA drug modality enables precision medicine through the accuracy of Watson-Crick base pairing coupled with specific GalNAc-mediated delivery to the target containing liver cell. We incorporate proprietary chemical modifications to enhance drug properties such as potency, stability and tissue distribution.

Messenger RNA, or mRNA, plays an essential role in the process used by living cells to translate the genetic information encoded by deoxyribonucleic acid, or DNA into proteins. A specific stretch of DNA in the cell nucleus generates many identical copies of mRNA, which acts as a messenger, carrying in the sequence of its nucleotides the blueprints required for protein synthesis, or translation, of thousands of proteins that form the cellular machinery.  In some cases, cells produce mRNA erroneously, resulting in synthesis of too much of a particular protein or a mutated protein variant, which can lead to disease. Our RNAi therapeutics are designed to treat this problem by using siRNA molecules designed to bind to mRNA encoding the undesirable protein. Once the therapeutic siRNA binds to the targeted mRNA, a natural process known as RNAi is triggered, resulting in degradation of the targeted mRNA and ultimately, inhibits production of the disease-associated protein.

Our technology uses a novel structure of double-stranded RNA with chemical modifications designed to improve the stability and efficacy of our siRNA molecules as well as to enhance delivery to targeted cells. We believe this approach results in a powerful modular technology that is well-suited to tackle life-changing diseases. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can suppress the production of thousands of copies of the targeted protein due to the catalytic nature of the cell’s RNAi machinery. Our GalNAc-siRNA molecules can be designed to “knock down” the expression of any one of thousands of proteins expressed in the liver and involved in a disease pathway. Particular siRNA molecules can be engineered to silence the expression of a disease-associated protein directly, such as in the case of SLN360, which directly knocks down Lp(a) expression.  Alternatively, in certain cases in which a disease-associated protein is normally subject to inhibition by a regulatory protein, siRNA molecules can increase the expression of the disease-associated protein by targeting knockdown of the inhibitory protein, thus relieving inhibition and thereby indirectly increasing expression of the protein normally subject to inhibition. For example, SLN124 indirectly up-regulates hepcidin levels, by silencing a specific gene, TMPRSS6, which normally inhibits the production of hepcidin.  We use this approach to address iron overload disorders in which hepcidin expression is typically low. Using these techniques, we can design siRNA molecules that decrease high protein levels, and in some cases, increase low protein levels, depending on the particular disease genes being targeted.

The potential of our siRNA platform has been recognized through collaborations in May 2020 and with subsidiaries of two large pharmaceutical companies, AstraZeneca PLC, or AstraZeneca, and Mallinckrodt plc, or Mallinckrodt, as well as a technology evaluation agreement entered into in January 2020 with another large pharmaceutical company, Takeda Pharmaceutical Company Limited, or Takeda. In March 2020, we announced a strategic collaboration with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment to us of $20 million and has unconditionally agreed to make an additional cash payment to us of $40 million no later than the first half of 2021. AstraZeneca also made an equity investment of $20 million in our company in March 2020. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us an option fee of $10 million for each selected target at the point of candidate nomination; thereafter, for each target selected we will be eligible to receive up to $140 million in potential development milestone payments and up to $250 million in potential commercialization milestone payments, as well as tiered royalties on net sales ranging from the high single digits to the low double digits.

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeted program, SLN500, with options to license additional complement-targeted assets from us. We are responsible for preclinical activities, and for conducting the development program for each asset until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in potential research milestone payments for SLN500 and for each optioned asset, in addition to funding for Phase 1 clinical development including GMP manufacturing. We will fund all other preclinical activities. The collaboration provides for potential additional development and regulatory milestone payments of up to $100 million for SLN500, as well as potential commercial milestone payments of up to $563 million for SLN500. Should Mallinckrodt opt to license additional assets, we could receive up to $703 million in similar development, regulatory and commercial milestone payments per asset. We are also eligible to receive tiered royalties on net sales for SLN500 and each optioned asset at percentages ranging between the low double digits and the high teens.  We received a research milestone payment of $2 million in October 2019. We expect to nominate a lead candidate in the SLN500 program in the second half of 2020.

Our Strengths

Our mission is to use our technology to create a new generation of RNAi therapeutics which can improve outcomes for patients. We believe the following strengths will allow us to continue to build upon our leadership position in developing RNAi technology and achieve our longer-term goal of commercializing our product candidates:

•

Robust RNAi therapeutics platform and an internal pipeline of gene silencing RNAi therapeutics. We are focused on developing our portfolio of product candidates, including potential treatments for rare diseases, which may provide advantages such as accelerated regulatory approval timelines, lower competition and potential governmental incentives, as well as potential treatments for indications with large population targets, such as cardiovascular disease. RNAi therapeutics may have expedited development pathways from the time the choice of a target is made to the initiation of clinical trials, compared to alternatives such as small molecules. We are principally focused on developing SLN360, which is currently in preclinical development, for the treatment of cardiovascular disease associated with elevated Lp(a). We plan to submit an IND for SLN360 to the FDA in the second half of 2020. SLN124, a siRNA molecule designed to treat iron overload disorders including beta-thalassemia and MDS, is currently in preclinical development. We expect to begin clinical trials of SLN124 in the second half of 2020.

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Partnerships with leading pharmaceutical companies. We have attempted to mitigate the development risk associated with some of our product candidates by entering into target-based collaboration agreements with leading pharmaceutical companies and out-licensing certain of our siRNA technologies for target-specific applications. We are collaborating with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Included in the collaboration with AstraZeneca is the possibility of incorporating extra-hepatic delivery of siRNA therapeutics to heart, kidney and lung in addition to our GalNAc-driven hepatic delivery. We have also out-licensed our background intellectual property including our platform technology associated with our siRNA stabilization chemistry techniques to Mallinckrodt through a research and collaboration agreement for the development of RNAi therapeutics targeting specific factors of the complement system. We recently entered into a Technology Evaluation Agreement with Takeda to explore the potential of our platform to generate siRNA molecules against a novel, undisclosed target controlled by Takeda. We have also out-licensed some of our intellectual property covering certain of our siRNA stabilization chemistry techniques to Quark Pharmaceuticals and Alnylam Pharmaceuticals.

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Strong financial position. As of May 29, 2020, we had £52.0 million of cash, cash equivalents and term deposits, which amount gives effect to the proceeds from the issuance of ordinary shares to AstraZeneca in March 2020 and the upfront payment from AstraZeneca received in May 2020. We are unconditionally entitled to receive a further $40.0 million from AstraZeneca no later than the first half of 2021. We believe that this liquidity provides us with a cash runway that should be able to allow us to generate proof of concept clinical data for both SLN360 and SLN124.

•

Strong intellectual property and know-how. We have been pioneering siRNA technology for over 18 years. In August 2002, we filed one of the early patents for siRNA modification patterns, and the resulting patent family, which remains effective until August 2023, has been out-licensed to certain third parties. We maintain a strong siRNA intellectual property estate covering therapeutic aspects of siRNA modification, delivery, construct design, specific drug products and their uses. We seek to protect our intellectual property and proprietary technology, generally by filing an initial priority filing in the European Patent Office, followed by the filing of an international patent application, then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. As of May 25, 2020, we owned 28 granted patents, of which 13 are U.S.-issued patents, and 86 pending patent applications, of which eight are U.S. pending patent applications. We believe that our proprietary intellectual property portfolio provides us with a substantial competitive advantage for the commercial development of our RNAi product candidates, as well as expanded possibilities for new development programs in the future.

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Experienced R&D team, Scientific Advisory Board, Management team and Board of Directors.  We have a leading research and development team led by Dr. Giles Campion, our Chief Medical Officer and Head of R&D, an expert in translational medicine who previously served as the Chief Medical Officer at Albumedix Ltd and Chief Medical Officer and Head of R&D at Prosensa Therapeutics. In February 2020, we announced the formation of a Scientific Advisory Board led by Professor Sir Gordon Duff and comprised of experts in drug discovery and clinical medicine to help steer our research programs. Our Board of Directors and management team are highly experienced in the biotechnology sector, with extensive experience working with private and public pharmaceutical and biotechnology companies.

Our siRNA Therapeutics Platform

We have developed a siRNA therapeutics platform designed to generate a pipeline of product candidates for diseases with unmet medical need. Our platform is comprised of our GalNAc-siRNA toolbox, our liver cell targeting technology and our target selection and screening process.

GalNAc-siRNA Toolbox. Our GalNAc-siRNA platform is a toolbox comprising several different elements that can be incorporated into our double-stranded siRNA structure, known as blunt-ended 19-mers, either singly or in different combinations depending on individual siRNA sequences.  The toolbox elements include:

•	sugar modifications of one or more select individual nucleotides;
•	stabilizing modifications of one or more internucleoside linkages in the sense and antisense strands;
•	stabilizing modifications at one or more of the ends of the siRNA molecules;
•	a five-prime, or 5’, modification of the antisense strand of siRNA for improved binding to an RNA-induced silencing complex, or RISC; and
•	a versatile linker chemistry for GalNAc ligand conjugation in various numbers and configurations.

When applying these elements of our toolbox, we also aim to reduce the overall content of the sugar modifications and the number of undefined stereogenic centers in the siRNA molecule.

Liver Cell Targeting Technology. Blood flow and fenestra, or small openings in the endothelium, result in a large amount of the injected dose of a conjugated siRNA passing through the liver and reaching the main cell type of the liver known as a hepatocyte. Hepatocytes are cuboidal epithelial cells that line the liver sinusoids. Hepatocytes have approximately 0.5 to 1.0 million ASGPRs. GalNAc binds to ASGPRs with high affinity so that when GalNAc-conjugated siRNA reach the hepatocytes, they are internalized into the cells where siRNA can bind and, as a result, can degrade the target mRNA and therefore inhibit the respective gene. Only a small fraction of the initial dose reaches the hepatocyte and the right compartment of the cell, but once the siRNA is there, it can last for several months, allowing a small number of internalized siRNA to be able to have a potent effect on the target mRNA. We apply the toolbox in the lead optimization phase to identify candidates that we believe will be potent with a long duration of action but that have a favorable safety profile.

Target Selection and Screening Process. We are able to source potential product candidates through a proprietary target selection process. The selection of new targets involves a careful analysis of the biology underlying an indication, disease epidemiology and addressable population, the current standard of care and resulting medical need, the commercial landscape and the envisaged clinical path.

Our screening process relies on a proprietary in silico algorithm predicting the most efficacious and specific siRNAs for any given target. The bioinformatics function is designed to continuously improve in silico predictions for finding potentially potent and safe siRNA sequences. The highest scoring drug candidates subsequently undergo a multi-step evaluation process involving several rounds of in vitro screening in cell lines and primary hepatocytes to identify the most potent molecules. Top candidates identified in vitro are then tested for safety and efficacy in animal models. At this point in the process, additional modification patterns and new chemistries are introduced for improvement of activity and duration of action while maintaining the desired safety profile. To be selected as a drug candidate for clinical trials, it needs to be shown that a molecule is well tolerated, elicits no serious adverse effects, and achieves strong and long-lasting knockdown of the targeted gene in a study with non-human primates.

Our Product Candidate Pipeline

Our current product candidate pipeline is centered around our liver-targeting GalNAc-siRNA platform technology. Our pipeline consists of a diversified set of therapeutic areas, including rare and metabolic indications.

In addition to our clinical development pipeline, we have also out-licensed some of the intellectual property associated with our siRNA stabilization chemistries to Quark Pharmaceuticals for p53 targeting. The resulting product candidate, which is referred to as QPI-1002, is being developed by Quark and is currently in later-stage clinical trials.

Background on siRNA Molecules and RNA Interference

mRNA plays an essential role in the process used by cells to transcribe and translate genetic information from DNA to create proteins. Transcription from DNA in the cell nucleus generates different types of RNA, including mRNA, which carries the information required for translation, or protein synthesis, in the sequence of its nucleotides. In some cases, cells produce mRNA erroneously, resulting in synthesis of too much of a particular protein or a mutated protein variant, which can lead to disease. Our siRNAs are designed to bind to undesirable mRNA, whereupon a natural process known as RNAi is triggered, resulting in inhibition of the production of the disease-associated protein.

RNAi is a naturally occurring biological pathway within cells for sequence-specific silencing and regulation of gene expression. RNAi was discovered by Andrew Fire and Craig Mello, for which they were awarded the 2006 Nobel Prize in Physiology or Medicine. RNAi therapeutics represent a novel advance in drug development that has the potential to transform the care of patients with genetic and other diseases. Historically, the pharmaceutical industry had developed only small molecules or recombinant proteins to inhibit the activity of disease-associated proteins. While this approach is effective for many diseases, a number of proteins cannot be inhibited by either small molecules or recombinant proteins. Some proteins lack the binding pockets small molecules require for interaction. Other proteins are solely intracellular and are therefore inaccessible to recombinant protein-based therapeutics, which are limited to cell surface and extracellular proteins. The unique advantage of RNAi is that, instead of targeting proteins, RNAi silences the genes themselves via the targeted destruction of the mRNAs made from the gene. Rather than seeking to inhibit a protein directly, the RNAi approach works upstream to prevent its creation in the first place.

Once inside a cell, siRNA molecules are recognized by the endogenous RNAi cellular machinery, which removes one of the strands, referred to as a passenger strand, of the siRNA construct thereby allowing the other strand, referred to as a guide strand, to find its target mRNA and bind to it through Watson-Crick base pairing. This site-specific binding triggers the biological process of RNAi interference, by which natural cellular machinery degrades target mRNA and prevents it from being translated into functional proteins.

Our medicines are designed to harness this natural pathway to develop a new generation of therapeutics by designing tailored siRNA sequences that are able to bind through Watson-Crick base pairing to mRNAs that code for specific disease-associated genes, or genes that regulate them. Our siRNA molecules are administered by subcutaneous injection. Once administered, our siRNA molecules are taken up specifically by target liver cells or cleared from the body within hours. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can degrade thousands of targeted mRNAs due to the catalytic nature of the cell’s RNAi machinery. The graphic below shows the steps involved in the pairing of our siRNA molecules with the bases contained in the mRNA sequence for a particular target gene.

Our siRNA Product Candidates

SLN360

Overview

SLN360 is a siRNA molecule designed for the treatment of cardiovascular disease associated with elevated Lp(a), a fatty particle in the blood. Available human data validate Lp(a) as an independent risk factor increasing the chances of developing premature cardiovascular diseases, including coronary heart disease and unstable angina, as well as myocardial infarction. SLN360 has the potential to reduce these diseases by silencing the mRNA of LPA, the gene that encodes apolipoprotein(a), a protein specifically found in Lp(a). SLN360’s mode of action creates an opportunity to develop this product candidate for several indications for which Lp(a) has been shown to be a causal, independent risk factor. We believe the broad applicability of SLN360 against LPA to treat various cardiovascular diseases provides us with significant potential for market expansion if it is approved. We are planning to submit an IND in the second half of 2020 for dose escalation studies in healthy volunteers and secondary prevention patients with elevated Lp(a). We are also considering a variety of developmental options as an alternative to a cardiovascular outcomes trial.

In our preclinical studies, SLN360 has shown promise in being able to address increased cardiovascular risk associated with raised levels of Lp(a) greater than 50mg/dL, which is considered to affect up to 20% of the world’s population. The incidence of elevated Lp(a) is higher in people with established cardiovascular disease and calcific aortic valvular stenosis.  Additionally, elevated Lp(a) concentrations are associated with an increased risk of myocardial infarction and ischemic stroke, particularly in stroke patients 55 years of age and younger. There is a genetic link between plasma Lp(a) level and cardiovascular risk. Mutations that genetically cause elevated Lp(a) levels have been linked with increases in myocardial infarction, ischemic stroke, carotid stenosis, peripheral arterial disease (including femoral artery stenosis), abdominal aortic aneurysm, obstructed coronary vessels (i.e. coronary atherosclerotic burden), earlier onset of coronary artery disease, cardiovascular and all-cause mortality, increased risk of heart failure and reduced longevity. Importantly, these causal relationships are independent of concentrations of other lipids and lipoproteins, including low-density lipoprotein, or LDL, and conventional cardiovascular disease risk factors. Conversely, a genetically-determined decrease in Lp(a) has been associated with a 29% lower risk of coronary artery disease, 31% lower risk of peripheral vascular disease, 17% lower risk of heart failure, 13% lower risk of stroke and a 37% lower risk of aortic stenosis.

SLN360 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for fewer treatments, such as once monthly, every two months or longer. We began IND-enabling studies in February 2019 and expect to file an IND and CTA in the second half of 2020, after which we anticipate starting clinical trials in the United States and Europe.

Disadvantages of existing treatment options

Lp(a) is not susceptible to lifestyle changes and there are no currently available pharmacological treatments that cause an appreciable reduction in Lp(a). The only existing treatment to reduce Lp(a) is apheresis, which involves the removal of blood plasma from the body by the withdrawal of blood, its separation into plasma and cells, and the reintroduction of the cells, used especially to remove antibodies in treating autoimmune diseases. This process can take between two and four hours and is performed every one to two weeks. As a consequence, it is invasive and burdensome for patients and it is only available at limited centers at a high cost. Apheresis is primarily used in Europe and it is not incorporated in the treatment guidelines in the United States.

There are currently no approved lipid-lowering agents specific to Lp(a). Several non-specific agents, largely targeting LDL cholesterol, have been observed to have only marginal or modest Lp(a) reductions, including ezetimibe (7%), niacin therapy (23%), cholesteryl ester transfer protein (CETP) inhibitors (25-40%), and antisense oligonucleotide-mediated inhibition of apo(b) by mipomersen (26%).  Additionally, two monoclonal antibodies that inhibit proprotein convertase subtilisin/kexin type 9, or, PCSK9, have been observed to reduce Lp(a) levels by 20% to 30%. However, randomization studies have suggested that to produce a clinically significant reduction in cardiovascular risk, a larger reduction in Lp(a) may be required, something that may be achieved by targeted RNA-based approaches such as ours.

Preclinical Data

SLN360 has shown encouraging results in preclinical studies. In a proof of mechanism study in non-human primates, administration of SLN360 significantly lowered blood serum Lp(a) levels in a sustained manner. As shown in the chart below, over nine weeks following administration of either a single dose of SLN360 (3 mg/kg or 9 mg/kg) or three doses (of 3 mg/kg each), the largest dose resulted in a 95% reduction in Lp(a) levels.

The chart below shows changes from baseline, or BL, levels with each data plot shown as an arithmetic mean plus or minus one standard deviation, or SD.

SLN360 has undergone an extensive nonclinical safety and pharmacokinetic evaluation including rat biodistribution, repeat dose toxicity in two animal species (rat and the pharmacologically relevant cynomolgus monkey) including safety pharmacology investigations, and in vitro and in vivo genetic toxicity studies.

Planned Clinical Trials

We plan to submit an IND in the United States and a CTA in Europe in the second half of 2020 to begin human clinical trials. We intend to conduct a multicenter, randomized, double-blind, placebo-controlled, single ascending dose, or SAD, and multiple dose, or MD, trial to assess the preliminary safety, tolerability, pharmacodynamics, or PD, and pharmacokinetics, or PK, of SLN360 administered subcutaneously to subjects with elevated Lp(a).

SLN124

Overview

SLN124 is a siRNA molecule designed to treat iron overload disorders associated with primary or secondary dysregulation of hepcidin synthesis. These constitute diseases associated with pathologically low hepcidin and diseases in which there is inadequate hepcidin response for the degree of iron loading, such as beta-thalassemia, Myelodysplastic Syndrome, or MDS, and other iron-loading anemias.  Left untreated, iron overload disorders cause damage to the heart, liver, pituitary gland, adrenal gland, testes, pancreas, ovaries and kidney and endocrine organs. Beta-thalassemia is a rare disease, with an overall prevalence of 1 per 100,000 persons, rising in certain regions (such as Mediterranean Europe, Middle East and South East Asia) to 1 per 10,000 persons. Globally, there are over 60,000 new cases of beta-thalassemia each year, of which there are approximately 15,000 cases in the United States and the top five countries in Europe. MDS is defined as rare genetic disease, with an overall prevalence of 20 per 100,000 persons, and impacts more than 100,000 people in Europe and the United States. SLN124 has the potential to reduce systemic iron, prevent organ iron overload and enhance erythropoiesis, or the production of red blood cells. It does so by silencing the gene TMPRSS6, a negative regulator of hepcidin, which is the main hormone controlling iron homeostasis.

SLN124 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for once monthly treatments. The EMA granted orphan drug designation for SLN124 in January 2019 for the treatment of beta-thalassemia. In the United States, the FDA granted rare pediatric disease designation for SLN124 in March 2020 for the treatment of beta-thalassemia and orphan drug designation in April 2020 for the treatment of MDS.

Disadvantages of existing treatment options

The cornerstone of treatment for iron loading anemias, like beta-thalassemia and MDS, is the regular transfusion of packed red blood cell, or RBC, units. Despite providing immediate symptomatic relief by boosting hemoglobin levels (therefore reducing anemia), RBC transfusions are burdensome, require frequent hospital visits (every two to five weeks) and carry the risk of further iron overload. Iron chelators are the standard of care for the prevention of iron overload and can be administered by intravenous or subcutaneous twice daily injections (deferoxamine) or taken orally once (deferasirox) to three times daily (deferiprone). While orally available chelators, particularly Deferasirox (Exjade) are currently prescribed due to their ease of administration, some patients still need to receive deferoxamine infusions. Regardless of administration profile, chelator use carries a known risk of severe side effects with several restrictions of use and black box warnings regarding potential renal, ophthalmic, hepatic and gastrointestinal, or GI, toxicity/failure, with common acute GI side effects including abdominal pain, diarrhea, nausea and vomiting. The side effect profile as well as frequency of administration and perceived bad taste are reported as drivers of poor patient compliance with this existing treatment option.

Preclinical Data

In a beta thalassemia rodent disease model, SLN124 silenced its target gene, TMPRSS6, in the liver. As shown in the graphic below, a single dose of SLN124 led to lower TMPRSS6 mRNA levels and lower serum iron levels for at least six weeks in this study.

Data from Collaboration with Prof. Dr. Martina Muckenthaler, Heidelberg University, Germany

In our preclinical studies of beta-thalassemic mice, we also observed that administration of SLN124 reduced spleen weight and improved anemia.  Mice were dosed twice over two weeks, following which spleen weight and hemoglobin were measured over five weeks. As shown in the chart below, we observed a median increase of 2.5 g/dL in hemoglobin levels, or 30% more than the control group, with this approach. Increases of at least 1.5 g/dL are generally considered to be clinically relevant. Importantly, mean values of hemoglobin in this mouse model mirror those found in humans. We also observed that the improvement in anemia led to reduced extramedullary erythropoiesis, evident by the reduction in spleen weight.

Data based on collaboration with Dr. J. Vadolas & Dr. G. Grigoriadis, Australia, Monash Medical Centre/Melbourne.

In humans, similar magnitudes of increase in hemoglobin are associated with clinically meaningful improvement in Health Related Quality of Life measures and mitigation of adverse left ventricular remodelling, a key contributor to morbidity/mortality in MDS patients. SLN124 has undergone an extensive nonclinical safety and pharmacokinetic evaluation including mouse biodistribution, single and repeat dose toxicity in two relevant animal species (mouse and cynomolgus monkey) including safety pharmacology investigations, and in vitro genetic toxicity studies. Drug‑drug interaction studies have also been carried out as the initial clinical trial will also be performed in a patient population that may be using concomitant medications. The toxicological data obtained so far are regarded as adequate to support single and repeated intermittent treatment.

Planned Clinical Trials

We plan to submit a CTA in 2020 for a randomized, double-blind placebo-controlled Phase 1 SAD trial in 24 healthy volunteers to evaluate the safety, tolerability, PK and PD of SLN124. The selected dose levels are intended to provide sufficient information about the safety and tolerability of SLN124 while minimizing the risk to trial subjects. Subjects will be followed up for eight weeks, which is informed by PK and PD modelling in preclinical studies.

We also plan to submit an additional CTA in 2020 for a global randomized, single-blind, placebo-controlled Phase 1b SAD or MD trial, known as SLN124-002, in adult subjects with non-transfusion dependent thalassemia, or NTDT, and very low- and low-risk, or VL/LR-, MDS to investigate the safety, tolerability, PK and PD response to SLN124.

We believe that, by conducting a healthy volunteer trial in parallel with a trial of beta-thalassemia patients, we will be able to evaluate the safety profile of SLN124 in human participants earlier and increase the safety database to allow for potential expansion of the trials in core countries and hospital settings that do not permit first-in-man studies.

Part A of the planned SLN124-002 clinical trial will be a SAD, placebo-controlled trial in patients with NTDT and VL/LR-MDS. Up to four dose level cohorts per indication, in a total of up to 64 subjects, will be studied, according to recommendations made by the designated safety review committee, or SRC.

Part B will be a MD, placebo-controlled study in up to three dose level cohorts per indication, to include up to 48 subjects (24 thalassemia and 24 MDS), according to recommendation made by the SRC.  Following the review of the safety, PK, and PD data, and upon observation of a PD effect in subjects participating in the SAD cohorts, those patients can be enrolled to an MD cohort and treated at approximately monthly intervals, for example at days 1, 28, and 56, with three subcutaneous injections.

SLN500: Complement Factor C3 Program

Overview

The SLN500 program is designed to silence C3 for the treatment of complement pathway-mediated diseases. The development of SLN500 is fully funded, directly and through potential milestone payments under our collaboration with Mallinckrodt. We expect to nominate a lead candidate from the C3 program in the second half of 2020.

Overview of the complement system

The complement system plays a pivotal role in both innate and adaptive immune systems. Complement proteins are produced primarily by the liver and circulate in the blood and through the body’s tissues. The complement system may be activated through three principal pathways, known as the classical, lectin and alternative pathways, each of which requires the C3 protein to enable three principal immune responses: opsonization, inflammation and formation of the membrane attack complex, or MAC. When C3 is activated, C3 fragments, such as C3b, tag cell surfaces in a process called opsonization, which marks the cells for removal from tissues or the bloodstream. Two other fragments, C3a and C5a, are released, contributing to inflammation in the surrounding tissues. Further complement activation causes MAC formation on cell surfaces, piercing holes and causing cells to lyse, or rupture.

Under conditions of excessive or uncontrolled activation, the complement system is believed to play a key role in the incidence and progression of several autoimmune and inflammatory diseases. In these diseases, the complement system acts directly through tissue destruction by the MAC and indirectly by signaling other elements of the immune system to inappropriately target otherwise healthy tissues. Because the contribution of complement activation to the development and progression of these diseases is not fully understood, it has been difficult to develop therapeutics that ameliorate the conditions contributing to these diseases by targeting only one of the complement activation pathways.

Complement activation and its effects can be inhibited in multiple ways. By targeting complement proteins upstream of C3, one of the three principal activation pathways can be inhibited. For example, inhibition of factor B or factor D results in inhibition of the alternative pathway, but not the classical or lectin pathways. The complement system can also be inhibited by targeting complement proteins downstream of C3, which results in limited inhibition of complement effects. For example, inhibition of C5 leads to inhibition of the formation of the membrane attack complex and C5a-mediated inflammation but does not affect opsonization or C3a-mediated inflammation.

The following graphic illustrates the mechanism of action of SLN500 in targeting the complement system:

Illustration reproduced courtesy of Mastellos D.C. et al., Trends in Immunology.

Potential Market Opportunity

The commercial potential of treatment for complement-mediated disorders has been demonstrated by eculizumab (anti-C5 Ab), the first FDA-approved drug for complement mediated disease. In 2019, eculizumab had global revenues of $4 billion for rare disease indications.

QPI-1002

We have also out-licensed certain intellectual property associated with our siRNA stabilization chemistries to Quark Pharmaceuticals for p53 targeting.  The resulting product candidate, which is referred to as QPI-1002, is currently being developed by Quark in later-stage clinical trials.

Competition

The life sciences industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Companies that complete clinical trials, obtain required regulatory authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development.

We consider a number of companies to be our competitors in developing siRNA molecules, including, but not limited to, Alnylam Pharmaceuticals, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Avidity Biosciences, Dicerna Pharmaceuticals, Genevant Sciences, OliX Pharmaceuticals, Nitto BioPharma and Quark Pharmaceuticals. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing TQJ230, a single-stranded antisense oligonucleotide therapeutic directed against Lp(a) and Arrowhead Pharmaceuticals partnered with Amgen are developing AMG 890, a different siRNA directed against Lp(a), which we consider to be potentially competitive products. With respect to our SLN124 product candidate targeting TMPRSS6 for iron regulation, potential competitors include, but are not limited to, Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ IONIS-TMPRSS6-LRx, Vifor Pharma’s VIT-2763, Disc Medicine’s Matriptase-2 inhibitor, Protagonist’s PTG-300, Bluebird’s Lentiglobin (Zynteglo®), Orchard Therapeutics’ OTL-300, Vertex’s CTX001, Sanofi’s ST-400, MedPacto’s Vactosertib (TEW-7197), Geron’s Imetelstat, Imara’s IMR-687, Agios’s Mitapivat, AstraZeneca/Astellas’s Roxadustat, H3 Biomedicine’s H3B-8800, Kura Oncology’s Tipifarnib, Boehringer Ingelheim’s BI-836858, and Astex’s ASTX727. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient friendliness, price and the availability of reimbursement from government and other third-party payors.

Government Regulation and Product Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;
•

performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;

•	payment of user fees;
•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; and
•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.

The testing and approval process for an NDA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If the FDA approves a sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Rare Pediatric Disease, or RPD, designation by FDA enables priority review voucher, or PRV, eligibility upon U.S. market approval of a designated drug for rare pediatric diseases. The RPD-PRV program is intended to encourage development of therapies to prevent and treat rare pediatric diseases. The voucher, which is awarded upon NDA approval to the sponsor of a designated RPD can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, which reduces the FDA review time of such future submission from ten to six months.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members.

We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement

The future commercial success of our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, or EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates or exclusion of our product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding.

Foreign Corrupt Practices Act, the Bribery Act and Other Laws

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Our operations are also subject to non-U.S. anti-corruption laws such as the Bribery Act. As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Review and Approval of New Drug Products in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our siRNA products will be regulated as ATMPs in the European Union. There is legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in cell based therapies, which could apply to our products. Additionally, there may be local legislation in various European Union Member States, which may be more restrictive than the European Union legislation, and we would need to comply with such legislation to the extent it applies.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2021, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Given the current stage of the development of our product candidates, we have not yet sought any such advice from the EMA. However, to the extent that we do obtain such scientific advice in the future, such advice will, in accordance with the EMA’s policy, be not legally binding with regard to any future marketing authorization application of the product concerned.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions, and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need, and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement in the European Union

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of Brexit and the United Kingdom officially withdrew from the European Union on January 31, 2020. The United Kingdom and the European Union are currently in the Transition Period during which European Union Rules will continue to apply in the United Kingdom and the United Kingdom and the EU are negotiating additional arrangements, including their future trading arrangement.  The United Kingdom has stated that it wants the Transition Period to expire, and the future customs and trading terms to be agreed, by December 31, 2020.

Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, immediately following the Transition Period, it is expected that the United Kingdom’s regulatory regime will remain aligned to European regulations. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the United Kingdom. However, given that European Union law requires that European Union marketing authorization holders are established in the European Union and requires that certain activities are performed in the European Union (or the European Economic Area), there may be requirements to adapt processes and procedures in order to ensure that the company remains in compliance with European Union law.  In the longer term, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. In the short term, following the expiry of the Transition Period there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain.

Product Development and Manufacturing

We currently rely, and expect to continue to rely, on third-party contract manufacturing organizations, or CMOs, for the supply of both preclinical and clinical trial material of SLN360, SLN124 and any future product candidates.  The clinical trial materials will be produced under cGMP as specified by the FDA and EMA. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans imposing extensive regulations for the various procedural and documentation requirements governing recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others.

In the future, we also intend to rely on our CMOs to produce sufficient commercial quantities of SLN360, SLN124 and any future product candidates, if approved. The commercial drug product will be produced under cGMP as well.

We source key raw materials from third parties, either directly from suppliers or indirectly through our CMOs. These raw materials are generally available from at least two vendors.

Intellectual Property

Patents

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights and protecting our related know-how for our siRNA platform technologies such as siRNA stabilization chemistries, as well as for our specific siRNA targeting sequences and related therapeutics and processes, whether developed internally or licensed to third parties. Our success will depend on our ability to obtain and maintain patent and other protections including data/market exclusivity for our product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See the “Risk Factors—Risks Related to Intellectual Property” section of this prospectus.

Our policy is to seek to protect our proprietary position early, generally by filing an initial priority filing in the European Patent Office. This is followed by the filing of an international patent application under the Patent Cooperation Treaty claiming priority from the initial application(s) and then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. In each case, we determine the strategy and territories required after discussion with our patent attorneys and collaboration partners so that we obtain relevant coverage in territories that are commercially important to our technologies and product candidates. With respect to our product candidates and related methods that we intend to develop and commercialize in the normal course of business, we will seek patent protection covering, when legally possible, siRNA sequences alone and with chemical modifications, compositions, methods of use, dosing and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes when possible.  We intend to additionally rely on data exclusivity, market exclusivity, other regulatory exclusivities and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. In each case, we seek to balance the value of patent protection against the advantage of keeping know-how confidential.

Issued patents can provide exclusivity on claimed subject matter for varying periods of time, typically starting on the date of patent grant and expiring at the end of the legal term of a patent in the country in which it is granted.  In general, patents provide exclusionary rights for 20 years from the effective filing date of a non-provisional patent application in a particular country, or for a PCT international patent application, from the international filing date, assuming all maintenance fees are paid.  In some instances, patent terms may be increased or decreased, depending on the laws and regulations of the country or jurisdiction that grants the patent. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A U.S. patent’s term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in granting a patent. The patent term of a European patent is 20 years from its effective filing date, which, unlike in the United States, is not subject to patent term adjustments in the same way as U.S. patents.

The level of protection afforded by a patent may vary and depends upon many factors, including the type of patent, the scope of its claim coverage, claim interpretation and patent law in the country or region that granted the patent, the validity and enforceability of the patent under such laws, and the availability of legal remedies in each particular country.

In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims an approved product or method.  Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate.  The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In the future, if and when our products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.

As of May 25, 2020, we owned 28 granted patents, of which 13 are U.S.-issued, and 86 pending patent applications, of which eight are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): Australia, Brazil, Canada, China, Egypt, India, Indonesia, Israel, Japan, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, South Korea and Vietnam. In addition, we own six international patent applications (PCT/WO).

Our earliest filed patent applications directed to 19-mer blunt-ended siRNAs with particular siRNA modification patterns expire in August 2023, subject to potential extension.  Our current patent application families directed to toolbox elements, if and when granted, would not be expected to expire until at least 2036. Our current patent families covering siRNA sequences directed to specific target genes and associated uses for our SLN360, SLN124 and SLN500 product candidates, if and when granted, would not be expected to expire until at least 2038.

Trademarks

We currently own trademarks in the EU and the United States on our company name “Silence Therapeutics” or “Silence,” and on the mark “AtuRNAi”.

Material Agreements

Mallinckrodt License and Collaboration Agreement

We have out-licensed to Mallinckrodt the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology and to our C3 targeted complement program pursuant to a License and Collaboration Agreement dated July 18, 2019, or the Mallinckrodt Licensing Agreement.

Under the terms of the Mallinckrodt Licensing Agreement, Mallinckrodt obtained an exclusive worldwide license to our C3 complement-targeted program, SLN500, with options to license additional complement-targeted assets. We are responsible for discovery and preclinical activities and for executing the development program of each asset until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization.

In conjunction with the collaboration, Mallinckrodt provided us with an upfront payment of $20 million and also made a $5 million equity investment in us. We are eligible to receive up to $10 million in research milestone payments for SLN500 and for each optioned asset, in addition to funding for Phase 1 clinical development including GMP manufacturing. We will fund all other preclinical activities. The collaboration provides for potential additional development and regulatory milestone payments of up to $100 million for SLN500, as well as potential commercial milestone payments of up to $563 million for SLN500. Should Mallinckrodt opt to license additional assets, we could receive up to $703 million in similar development, regulatory and commercial milestone payments per asset. We are also eligible to receive tiered, low double-digit to high-teen royalties on net sales for SLN500 and each optioned asset.

AstraZeneca Research Collaboration, Option and License Agreement

We have also out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases.

AstraZeneca agreed to make an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million will be paid unconditionally no later than the first half of 2021.  AstraZeneca also made an equity investment of $20 million in us. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets.

Under the collaboration, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and Phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. We will have the option to negotiate for co-development of two programs beginning with Phase 2 clinical trials.

AstraZeneca will pay us an option fee of $10 million for each selected target at the point of candidate nomination and thereafter for each target selected we will be eligible for up to $140 million in development milestones and up to $250 million in commercialization milestones as well as tiered royalties on net sales ranging from the high single digits to the low double digits.

Employees

As of May 29, 2020, we had 51 employees. Of these employees, 35 employees are engaged in research and development activities and 16 employees are engaged in finance, legal, human resources, business development and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages.

Facilities

We lease office space in London, England for our corporate headquarters and other administrative functions under a lease with a term through September 2022, although we have the ability to terminate the lease in September 2021. We also lease regional offices and laboratory space in Berlin, Germany and New York, New York.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. We are currently not party to any legal proceedings that are likely to have a material adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages, as of May 29, 2020.

Name	Age	Position(s)
Executive Officers:
Iain Ross	66	Executive Chairman
Giles Campion, M.D.	65	Head of R&D, Chief Medical Officer and Executive Director
Rob Quinn, Ph.D.	37	Chief Financial Officer and Company Secretary
Barbara Ruskin, Ph.D., J.D.	60	Senior Vice President, General Counsel and Chief Patent Officer
Non-Executive Directors:
James Ede-Golightly	40	Non-Executive Director
Alistair Gray	71	Senior Independent Non-Executive Director
Dave Lemus	57	Non-Executive Director
Steven Romano, M.D.	61	Non-Executive Director

Executive Officers

Iain Ross has served as our Executive Chairman since December 2019 after serving as Non-Executive Chairman beginning in April 2019. Mr. Ross previously served as our Chairman between 2004 and 2010. Mr. Ross has over 40 years’ experience in the international life sciences and technology sectors, where he has held leadership positions as an executive and board member of numerous companies. In addition to serving as our executive chairman, Mr. Ross currently serves as non-executive chairman of Redx Pharma plc and Kazia Therapeutics Limited. In his career, Mr. Ross has held senior positions at several companies including Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and he has also advised banks and private equity firms on numerous company turnarounds. Mr. Ross has overseen multiple financing transactions in his career, and he has led and participated in six initial public offerings, including four on the London Stock Exchange, one on Nasdaq and one on the Australian Stock Exchange. Mr. Ross holds a BSc degree in Biochemistry from London University, is a qualified Chartered Director and is the former Vice Chairman of the Council of Royal Holloway, London University. We believe that Mr. Ross is qualified to serve on our board of directors because of his extensive experience in the biotechnology and pharmaceutical industries as well as his track record while leading numerous multinational companies.

Giles Campion, M.D. has served as our Head of R&D and Chief Medical Officer since June 2019 and as a member of our board of directors since May 2020.  Dr. Campion is an expert in translational medicine and a highly experienced biotech and pharmaceutical professional across many therapeutic areas, most recently in orphan neuromuscular disorders. He has held senior global research and development roles in several large pharmaceutical, diagnostics and biotech companies, including responsibilities at the board level. Dr. Campion served as Chief Medical Officer for Albumedix Ltd. from January 2017 to July 2018.  He previously served Group Vice President, Neuromuscular Franchise at BioMarin Pharmaceutical Inc., or BioMarin, from February 2015 to March 2016, following BioMarin’s acquisition of Prosensa Holding N.V., or Prosensa. Dr. Campion served as Chief Medical Officer and Senior Vice President of Research and Development at Prosensa from 2009 until its acquisition by BioMarin. Dr. Campion has also served as a medical advisor to MyoTherix, Inc. and a co-founder of PepGen LTD. Dr. Campion holds bachelors and doctorate degrees in medicine from the University of Bristol, is listed on the General Medical Council (UK) Specialist Register (Rheumatology). We believe that Dr. Campion is qualified to serve on our board of directors because of his medical background and his significant industry experience in senior research and development positions.

Rob Quinn, Ph.D. has served as our Chief Financial Officer and Company Secretary since January 2019. Dr. Quinn initially joined us in April 2017, serving as Head of Financial Planning and Analysis, with responsibilities covering Legal, IT and Manufacturing until his appointment as Chief Financial Officer. Dr. Quinn served in a number of roles of increasing responsibility at GlaxoSmithKline, or GSK, a pharmaceutical company, including Finance Analyst from 2013 to February 2015, Financial Controller for the Africa & Developing Countries business unit from May 2015 to May 2016 and Area Finance Director for that business unit from May 2016 until April 2017. From 2010 to 2013, Dr. Quinn was a consultant on the Enterprise Risk Services team and then an executive on the Corporate Finance Advisory team at Deloitte UK. Dr. Quinn received his Ph.D. in Biochemistry from the University of Manchester and is also a qualified chartered accountant.

Barbara Ruskin, Ph.D., J.D. has served as our Senior Vice President, General Counsel and Chief Patent Officer since March 2020, following a period of overseeing these responsibilities in a consultant capacity beginning in May 2019. Dr. Ruskin brings over 25 years of experience in life science IP and corporate law, having served as outside counsel for pharmaceutical and biotechnology companies and their investors, including as a Partner at Ropes & Gray LLP and an associate at Fish & Neave LLP, both in New York City. From September 2017 to February 2019, Dr. Ruskin served as SVP, General Counsel/Chief Patent Officer of Molecular Templates, Inc. From April 2015 to August 2016, she served as SVP, General Counsel/Chief Patent Officer of Bionor Pharma ASA, a public company in Oslo, Norway. Dr. Ruskin holds a B.A. degree in Biochemistry from the University of California, Berkeley, a Ph.D. in Biochemistry and Molecular Biology from Harvard University and a J.D. from Fordham University School of Law. She is admitted to practice law in New York State and is a registered United States Patent Attorney. She currently serves as Chairman of the Board of St. Jude Children's Hospital GMP, LLC and has previously served as a director on the Board of the Burke Neurological Institute.

Non-Executive Directors

James Ede-Golightly has served as a member of our board of directors since April 2019. Mr. Ede-Golightly is currently chairman of Gulfsands Petroleum Plc, East Balkan Properties Plc and Oxford Advanced Surfaces Ltd and has extensive experience as a non-executive director of AIM-quoted companies with international business interests. Mr. Ede-Golightly was a founder of ORA Capital Partners in 2006, having previously worked as an analyst at Merrill Lynch Investment Managers and Commerzbank. Mr. Ede-Golightly is a CFA Charterholder and holds an M.A. degree in economics from Cambridge University. In 2012, he was awarded New Chartered Director of the Year by the Institute of Directors. We believe that Mr. Ede-Golightly is qualified to serve on our board of directors because of his experience as a director on several publicly-listed companies and his financial background.

Alistair Gray has served as a member of our board of directors since November 2015 and was appointed as Senior Independent Director in December 2019. Mr. Gray currently serves as non-executive director/chair of the Edrington Group’s Employee Benefit Trust, Scottish Enterprise’s Pension Trustee Board and Clyde Bergemann Pension Scheme. Mr. Gray is also a founder and director of Renaissance & Company, a strategic management consultancy firm. Mr. Gray previously held senior management positions with Unilever and John Wood Group PLC, and he also chaired the Audit and Remuneration committees of AorTech International PLC and Highland Distillers PLC. Mr. Gray entered strategic management consulting at Arthur Young (now Ernst and Young) Management Consultants and PA Consulting Group, where he served as a director for over ten years. Mr. Gray also served as a Fellow of the Institute of Directors and Institute of Consultants. He graduated from the University of Edinburgh in Mathematics and Economics, following this with a management accounting qualification. He is a member of the faculty of Strathclyde Business School and a Visiting Professor at the University’s Design Manufacturing and Engineering Management department. We believe that Mr. Gray is qualified to serve on our board of directors because of his extensive consultancy and business experience.

Dave Lemus has served as a member of our board of directors since June 2018. Mr. Lemus is currently the Chief Executive Officer & Chief Financial Officer of Ironshore Pharmaceuticals Inc., in addition to Chief Executive Officer and Principal of LEMAX LLC. From January 2016 to May 2017, Mr. Lemus served as Chief Operating Officer and Chief Financial Officer of Medigene AG. From 2011 to 2015, he served as Chief Executive Officer of Sigma Tau Pharmaceuticals, Inc. Mr. Lemus was Chief Financial Officer and Executive Vice President of MorphoSys AG from 1998 to 2011, during which time he helped take the company public on the Frankfurt Stock Exchange in Germany’s first biotechnology initial public offering. In addition to his position on our board of directors, Mr. Lemus also currently serves on the boards of Sorrento Therapeutics, Inc. and BioHealth Innovation, Inc., and he previously served on the boards of Proteros biostructures GmbH and Medigene AG. Mr. Lemus received an M.S. from the Massachusetts Institute of Technology and received a B.S. in accounting from the University of Maryland College Park. Mr. Lemus is also a Certified Public Accountant in the United States. We believe that Mr. Lemus is qualified to serve on our board of directors because of his experience in the biotechnology and pharmaceutical industries.

Stephen Romano, M.D. has served as a member of our board of directors since July 2019. Dr. Romano is a board-certified psychiatrist and pharmaceutical executive with 25 years of research and development experience across a wide range of therapeutic and disease areas. Dr. Romano currently serves as executive vice president and chief scientific officer at Mallinckrodt plc, where he has responsibility for research and development and regulatory and medical affairs. Prior to joining Mallinckrodt, Dr. Romano spent 16 years at Pfizer, Inc. where he held a series of senior research and development and medical roles of increasing responsibility, culminating in his most recent position as SVP, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. Dr. Romano received his M.D. from the University of Missouri-Columbia School of Medicine, and graduated from Washington University in St. Louis with a bachelor’s degree in biology and English literature. We believe that Dr. Romano is qualified to serve on our board of directors because of his experience in the pharmaceutical industry and his medical background.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
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Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;

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Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•	Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
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Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For an overview of differences between corporate governance principles for a U.K. plc such as us and those that are applicable to a Delaware corporation, see “Description of Share Capital and Articles of Association—Differences in Corporate Law.”

Composition of our Board of Directors

Our board of directors is currently composed of six members, consisting of Mr. Ross, Dr. Campion and four non-executive directors. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that for the purposes of the Corporate Governance Code published by the Quoted Companies Alliance, which is the corporate governance code that we apply in the United Kingdom, all of our non-executive directors are independent. Our board of directors has determined that none of our directors, other than Mr. Ross and Dr. Campion, who are executive officers of our company, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these four directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our executive officers or directors.

In accordance with our articles of association to be in effect following the listing of our ADSs on Nasdaq, any director who served as a director at each of the preceding two annual general meetings of shareholders and who was not appointed or re-appointed by the shareholders at a general meeting at, or since, either such meeting shall retire from office at the next annual general meeting of shareholders. Retiring directors are eligible for re-election. See “Description of Share Capital and Articles of Association—Articles of Association—Board of Directors.”

Committees of our Board of Directors

Our board of directors has three standing committees: an audit and risk committee, a remuneration committee and a nominations committee.

Audit and Risk Committee

Our audit and risk committee, which consists of Messrs. Ede-Golightly, Gray and Lemus, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Lemus serves as chairman of the audit and risk committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Mr. Lemus is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules. Our board has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is governed by a charter that complies with the rules of Nasdaq.

The audit and risk committee’s responsibilities include:

•	monitoring the integrity of our financial and narrative reporting;
•	monitoring risk;
•	reviewing accounting policies and key estimates and judgments;
•	reviewing the appropriateness and completeness of our internal controls;

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making recommendations to our board of directors to be put to shareholders for approval at the annual general meeting, in relation to the appointment, re-appointment and removal of our external auditors; and

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meeting with the external auditors in order to ensure that the external auditors report to the audit and risk committee on all relevant matters to enable the committee to carry out its oversight responsibilities.

Remuneration Committee

Our remuneration committee, which consists of Messrs. Ede-Golightly, Gray and Lemus and Dr. Romano, assists the board of directors in determining executive officer compensation. Mr. Ede-Golightly serves as chairman of the remuneration committee.

The remuneration committee’s responsibilities include:

•	setting a remuneration policy that is designed to promote our long-term success;
•	ensuring that the remuneration of executive directors and other senior executives reflects both their individual performance and their contribution to our overall results;
•	determining the terms of employment and remuneration of executive directors and other senior executives, including recruitment and retention terms;
•	approving the design and performance targets of any annual incentive schemes that include the executive directors and other senior executives;
•	agreeing upon the design and performance targets, where applicable, of all share incentive plans requiring shareholder approval;
•	rigorously assessing the appropriateness and subsequent achievement of the performance targets related to any share incentive plans;
•	recommending to our board of directors the fees to be paid to our Chair, who is excluded from this process;
•	gathering and analyzing appropriate data from comparator companies in the biotechnology sector; and
•	the selection and appointment of external advisers to the remuneration committee, if any, to provide independent remuneration advice where necessary.

Nomination Committee

Our nomination committee, which consists of Messrs. Ede-Golightly, Gray and Lemus and Dr. Romano, and with Mr. Ross serving on the nomination committee in an executive role, assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board in developing our corporate governance principles. The nomination committee is normally chaired by the Chairperson of our board of directors.  However, Mr. Gray, our Senior Independent Non-Executive Director, is currently chairing the nomination committee while Mr. Ross, in the absence of a chief executive officer, is fulfilling the role of Executive Chairman.

The nominations committee’s responsibilities include:

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regularly reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) required of our board of directors compared to its current position and making recommendations to the board of directors with regard to any changes;

•	determining the qualities and experience required of our executive and non-executive directors and identifying suitable candidates, assisted where appropriate by recruitment consultants;
•	formulating plans for succession for both executive and non-executive directors, and in particular for the key roles of Chair and Chief Executive Officer;

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assessing the re-appointment of any non-executive director at the conclusion of his or her specified term of office, having given due regard to the director’s performance and ability to continue to contribute to our board of directors in the light of the knowledge, skills and experience required; and

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assessing the re-election by shareholders of any director, having due regard to his or her performance and ability to continue to contribute to our board of directors in the light of the knowledge, skills and experience required and the need for progressive refreshing of the board of directors.

Code of Business Conduct and Ethics

In connection with our listing on Nasdaq, we intend to adopt or revise a Code of Business Conduct and Ethics that will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Compensation of Executive Officers and Directors

For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was £1,628,464.

During the year ended December 31, 2019, our executive officers had performance-based compensation programs and amounts paid to provide pension and healthcare benefits.

During the year ended December 31, 2019, options to purchase 2,100,000 ordinary shares were awarded to our current executive officers and directors. As of December 31, 2019, our current executive officers and directors held options to purchase 2,166,877 ordinary shares. Our current executive officers and directors exercised options to purchase 3,252 ordinary shares during the year ended December 31, 2019.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. Since December 31, 2017, we have granted options to purchase 1,453,475 ordinary shares to 51 current and former employees who are not directors or executive officers. Of these, options to purchase 1,317,025 ordinary shares were outstanding as of December 31, 2019.

Director Compensation

Our Chair and non-executive directors receive fees paid in cash on a monthly basis. Our non-executive directors do not participate in any performance-related incentive schemes, nor do they receive any benefits in connection with their roles other than life assurance benefits and reimbursement of travel costs for attendance at meetings of our board of directors. The non-executive directors may be offered the opportunity to participate in the Non-Employee LTIP (as defined below) in the form of non-performance restricted stock units with careful consideration being made with respect to ensuring their independence. All non-executive directors have specific terms of engagement which may be terminated on not less than three months’ notice by either party. The remuneration of our non-executive directors is proposed by the remuneration committee and determined by our board of directors as a whole, based on a review of current practices in other companies.

Where it is necessary to recruit or replace an executive director, the remuneration committee determines the compensation package of the new director in accordance with the provisions of our remuneration policy. In setting the base salary for a new executive director, the remuneration committee considers the existing salary package of the new director and the individual’s level of experience. In setting the annual performance bonus, the remuneration committee may wish to set different performance metrics (compared to those of other executive directors) in the first year of appointment. The remuneration committee will have the discretion to allow phased salary increases over a period of time for the newly appointed director, even though this may involve increases in excess of inflation and the increases awarded to the wider workforce.

The following table sets forth the remuneration paid to our directors for service on our board of directors during the year ended December 31, 2019:

Name	Base Salary	Taxable Benefits(1)	Pension	Total
	(£ in thousands)
Executive Directors:
Iain Ross(2)	£91	£1	£—	£92
David Horn Solomon, Ph.D.(3)	316	283	24	623
David Ellam(4)	5	2	—	7
Non-Executive Directors:
James Ede-Golightly(5)	27	—	—	27
Alistair Gray	40	13	—	53
Dave Lemus	40	2	—	42
Steven Romano, M.D. (6)	17	—	—	17
Stephen Parker, Ph.D., D.Phil., M.B.A.(7)	13	1	—	14
Andy Richards, CBE, Ph.D.(8)	12	—	—	12

(1)

For Non-Executive Directors, the taxable benefits comprise travel costs (and the gross-up for associated income tax and National Insurance Contributions which will be settled on behalf of the Non-Executive Directors) for attendance at meetings of our board of directors.

(2)

Mr. Ross was appointed as our Non-Executive Chairman on April 25, 2019. Mr. Ross was subsequently appointed as Executive Chairman on December 17, 2019. Base salary includes additional remuneration of £9,000 (exclusive of VAT) relating to duties undertaken in December 2019 as Executive Chairman. This amount was billed by Mr. Ross’s consultancy company in January 2020.

(3)

Dr. Solomon ceased being a member of our board of directors on December 17, 2019. Dr. Solomon’s base salary included £16,000 in lieu of holiday pay not taken prior to his departure. Dr. Solomon’s base salary set forth in the table does not include settlement agreement payments of £355,000, comprising £290,000 pay in lieu of notice and £65,000 for committed accommodation benefits, both of which were accrued at December 31, 2019. Dr. Solomon’s taxable benefits reflected in the table (inclusive of accommodation allowance) totaled £283,000, of which £141,000 related to the gross-up for associated income tax and National Insurance contributions, which will be settled on his behalf.

(4)	Mr. Ellam ceased being a member of our board of directors on January 9, 2019. Mr. Ellam’s base salary does not include settlement agreement payments totaling £136,000 paid in 2019.
(5)	Mr. Ede-Golightly was appointed as a member of our board of directors on April 25, 2019.
(6)	Dr. Romano was appointed as a member of our board of directors on July 29, 2019.
(7)	Dr. Parker ceased being a member of our board of directors on April 25, 2019. Dr. Parker’s base salary does not include settlement agreement payments totaling £10,000 paid in 2019.
(8)	Dr. Richards ceased being a member of our board of directors on April 16, 2019.

In addition to the cash compensation described above, on October 6, 2019 we awarded Mr. Ross a total of 500,000 share options pursuant to two separate grants of 250,000 share options each under our Non-Employee LTIP (as defined below).  Each grant of 250,000 share options was made in two tranches of 125,000 share options each.  The share options vest in 13 sub-tranches of 9,615 options (9,620 in final sub-tranche) on a quarterly basis over 3.25 years commencing three months after the award date of October 6, 2019. Upon satisfaction of the performance conditions described below, the share options under the first and second grant may be exercised at a price of £0.60 and £1.90, respectively. In order to be exercised, the share options under each tranche are subject to satisfaction of the following performance conditions:

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First grant, first tranche: the options may only be exercised in the event that our shares or securities representing our shares are admitted to listing or trading on a stock exchange based in the United States;

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First grant, second tranche: the options may only be exercised in the event that i) our shares or securities representing our shares are admitted to listing or trading on a stock exchange based in the United States; and ii) a hurdle price of £2.85 is achieved and maintained for at least 30 continuous days from award date;

•	Second grant, first tranche: none; and
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Second grant, second tranche: the options may only be exercised in the event that i) our shares or securities representing our shares are admitted to listing or trading on a stock exchange based in the United States; and ii) a hurdle price of £2.85 is achieved and maintained for at least 30 continuous days from award date.

On May 20, 2020, we also awarded Mr. Ross options over 500,000 shares under the Employee LTIP, of which 350,000 options had an exercise price of £4.40 (such options vesting quarterly over three years) and 150,000 had an exercise price of £0.05 (of which 100,000 will vest on April 25, 2022, subject to our shares or securities representing our shares being admitted to listing or trading on a stock exchange based in the United States, and the remaining 50,000 options the options may only be exercised in the event that i) our shares or securities representing our shares are admitted to listing or trading on a stock exchange based in the United States; and ii) a hurdle price of £4.40 is achieved and maintained for at least 30 continuous days).

Executive Service Agreements

Service Agreement of Iain Ross

Iain Ross, our Executive Chairman, entered into an employment agreement with us on May 26, 2020 pursuant to which his employment commenced on June 1, 2020.  This agreement also governs the terms of his appointment as a director. The employment agreement is intended to cover the period up to, and shortly after, a new Chief Executive Officer is appointed. Following the appointment of a new Chief Executive Officer, it is intended that Mr. Ross will return to his role as Non-Executive Chairman with an annual base salary of £120,000 and six month notice period.

Pursuant to the terms of the employment agreement, Mr. Ross is entitled to an annual base salary, initially £360,000, which is subject to annual review. Under the terms of the employment agreement, Mr. Ross is also: (1) eligible to join any pension scheme we operate from time to time and, should he so join, we will make contributions to such pension scheme at a rate of 10% of Mr. Ross’s annual base salary each year (or make an equivalent cash payment in lieu of such contributions if Mr. Ross does not join such pension scheme provided Mr. Ross provides evidence that he already has pension savings at or in excess of the U.K. “Lifetime Allowance”); (2) entitled to a monthly reimbursement of £544.86 in respect of private medical insurance; (3) entitled to participate, at our expense, in our life insurance scheme; and (4) entitled to 30 days’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays.  Mr. Ross is eligible to participate in our discretionary bonus plan.  In respect of the 2020 bonus year, Mr. Ross’s maximum bonus entitlement is 60% of his annual base salary.  In respect of the 2020 bonus year (only), Mr. Ross was paid £75,000 in May 2020 by way of an advance in respect of the bonus payment which would usually be paid in January 2021. On May 21, 2020, Mr. Ross was awarded options over 500,000 share under the Employee LTIP Plan, of which 350,000 options had an exercise price of £4.40 (such options vesting quarterly over three years) and 150,000 had an exercise price of £0.05 (of which 100,000 will vest on April 25, 2022, subject to our shares having been listed on a U.S. stock exchange, and the remaining 50,000 options will vest upon following such a listing provided that a share price of at least £4.40 is maintained over 30 days). If Mr. Ross continues in employment as a director through February 2021, our Remuneration Committee may exercise its discretion to grant him an option under the Employee LTIP over 250,000 of our shares at an exercise price of £4.40 per share, such option vesting in ten equal tranches at the end of each month in which Mr. Ross remains engaged by us as an officer.

Mr. Ross’s employment is for an initial fixed term of 18 months, and shall terminate automatically on December 1, 2021.  We anticipate that the employment agreement will end much sooner than this (by mutual agreement with Mr. Ross), shortly after the appointment of a new Chief Executive Officer. If Mr. Ross’s employment is extended beyond the end of the initial fixed term, Mr. Ross’s employment is terminable by either party on not less than three months’ prior written notice. We may elect to terminate Mr. Ross’s employment at any time after December 1, 2020 by notifying him of such in writing and paying him his basic salary in lieu of the remaining period of notice. We may elect to make such payment in lieu of notice in equal monthly instalments over the period of unworked notice and, if we so elect, Mr. Ross is obliged to seek alternative income during this period and to notify us of any payments, insurance or benefits so received.  The remaining instalments due to Mr. Ross will then be reduced by the amount of such net income.  We may elect to put Mr. Ross on garden leave for all or part of any period of notice.

The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Mr. Ross is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-deal and non-compete restrictive covenants for a period of six months post-termination of his employment (less any time spent by Mr. Ross on garden leave).

Service Agreement of Giles Campion

Giles Campion, our executive director, Chief Medical Officer and Head of R&D, entered into an employment agreement with us on May 26, 2020 (with an effective date of June 1, 2020).  This agreement also governs the terms of his appointment as a director.  Dr. Campion’s employment with us (under a prior agreement) commenced on June 1, 2019.

Pursuant to the terms of the employment agreement, Dr. Campion is entitled to an annual base salary, initially £306,000, which is subject to annual review. Under the terms of the employment agreement, Dr. Campion is also: (1) entitled to employer pension contributions at a rate of twice the contributions made by Dr. Campion, up to a maximum employer contribution of 10% of Dr. Campion’s annual base salary each year (or to receive an equivalent cash payment in lieu of such contributions if Dr. Campion opts out of our pension scheme provided Dr. Campion provides evidence that he already has pension savings at or in excess of the U.K. “Lifetime Allowance”); (2) entitled to participate, at our expense, in our life and private medical insurance schemes; and (3) entitled to 25 days’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays.  Dr. Campion is eligible to participate in our discretionary bonus plan.  Dr. Campion’s maximum annual bonus entitlement is 50% of his annual base salary.  If Dr. Campion’s employment is terminated prior to the end of any bonus year, he is eligible to be paid a pro-rata bonus in respect of the proportion of such year worked by him.

Dr. Campion’s employment is terminable by either party on not less than six months’ prior written notice (increasing to twelve months’ following a change of control of the Company). We may elect to terminate Dr. Campion’s employment at any time by notifying him of such in writing and paying him his basic salary, benefits, bonus and holiday pay in lieu of the remaining period of notice. We may elect to make such payment in lieu of notice in equal monthly instalments over the period of unworked notice and, if we so elect, Dr. Campion is obliged to seek alternative income during this period and to notify us of any payments, insurance or benefits so received.  The remaining instalments due to Dr. Campion will then be reduced by the amount of such net income.  We may elect to put Dr. Campion on garden leave for all or part of any period of notice.

The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Dr. Campion is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-deal and non-compete restrictive covenants for a period of 12 months post-termination of his employment (less any time spent by Dr. Campion on garden leave).

Service Agreement of Robert Quinn

Robert Quinn, our Chief Financial Officer, entered into an employment agreement with us on April 17, 2019.  Dr. Quinn’s employment with us (under a prior agreement) commenced on April 18, 2017 and he became our Chief Financial Officer on April 1, 2019 after serving as interim Chief Financial Officer since January 9, 2019.

Pursuant to the terms of the employment agreement, Dr. Quinn is entitled to an annual base salary, initially £210,000, which is subject to annual review. Under the terms of the employment agreement, Dr. Quinn is also: (1) entitled to employer pension contributions at a rate of twice the contributions made by Dr. Quinn, up to a maximum employer contribution of 10% of Dr. Quinn’s annual base salary each year; (2) entitled to participate, at our expense, in our life and private medical insurance schemes; and (3) entitled to 25 days’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays.  Dr. Quinn is eligible to participate in our discretionary bonus plan.

Dr. Quinn’s employment is terminable by either party on not less than 6 months’ prior written notice. We may elect to terminate Dr. Quinn’s employment at any time by notifying him of such in writing and paying him his basic salary in lieu of the remaining period of notice. We may elect to make such payment in lieu of notice in equal monthly instalments over the period of unworked notice and, if we so elect, Dr. Quinn is obliged to seek alternative income during this period and to notify us of any payments, insurance or benefits so received.  The remaining instalments due to Dr. Quinn will then be reduced by the amount of such net income.  We may elect to put Dr. Quinn on garden leave for all or part of any period of notice.

The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Dr. Quinn is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-deal and non-compete restrictive covenants for a period of six months post-termination of his employment (less any time spent by Dr. Quinn on garden leave).

Service Agreement of Barbara Ruskin

Barbara Ruskin, our Senior Vice President, General Counsel and Chief Patent Officer, is employed pursuant to the terms of a letter agreement signed by us on March 1, 2020, and countersigned by Dr. Ruskin on March 3, 2020.  Dr. Ruskin’s employment with us commenced on March 2, 2020.

Pursuant to the terms of the employment agreement, Dr. Ruskin is entitled to an annual base salary, initially $350,000, which is subject to review in accordance with our salary review policy for senior executive. Under the terms of the letter agreement, Dr. Ruskin is also: (1) eligible to participate in all our insurance, pension and other fringe benefits, including but not limited to, our medical, dental and life insurance plans and our retirement plan; (2) entitled to five weeks’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays.  Dr. Ruskin is eligible to participate in our discretionary bonus plan.  Dr. Ruskin’s maximum annual bonus entitlement is 40% of her annual base salary.

Dr. Ruskin is entitled to be granted options under the Employee LTIP over 450,000 of our shares at exercise prices as follows: (i) 90,000 shares at £0.05 per share; (ii) 180,000 shares at £1.90 per share; and (iii) 180,000 shares priced in accordance with certain third party investments into our shares.

Dr. Ruskin’s employment is terminable by either party on not less than six months’ prior written notice. If we elect to terminate Dr. Ruskin’s employment (other than for “Cause” (as defined in the letter agreement) or her incapacity or death), Dr. Ruskin is entitled to be paid her base salary for up to six months provided that she executes a release in favor of us and such release becomes irrevocable. Dr. Ruskin is obliged to seek alternative employment during this period. If such alternative employment is secured, 50% of the amount due to Dr. Ruskin in respect of any remaining portion of the six month period shall be paid in a single lump sum and Dr. Ruskin shall have no further entitlement in respect thereof.  Dr. Ruskin’s employment shall terminate immediately on her death, and may be terminated on 30 days’ written notice (such notice to expire at the end of the calendar month) in the event of her incapacity.

The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Dr. Ruskin is subject to confidentiality obligations which remain in place following termination of employment, as well as post-termination restrictions as to the solicitation of our employees, consultants, suppliers and vendors.

Non-executive Director Letters of Appointment

We have entered into letters of appointment with each of our non-executive directors. The appointment of our non-executive directors can be terminated at any time by either us or the applicable non-executive director by giving three months’ written notice. On termination of the appointment, the non-executive director shall only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred prior to that date.

Under the appointment letters for Dave Lemus, James Ede-Golightly and Alistair Gray, we may terminate each appointment with immediate effect if the non-executive director: (1) commits a material breach of his obligations under the letter of appointment; (2) commits a serious or repeated breach or non-observance of his obligations to the Company; (3) is incompetent or guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of his obligations under the letter of appointment; (4) failed or refused after a written warning to carry out the duties reasonably and properly required under the letter of appointment; (5) is convicted of an arrestable criminal offence other than a road traffic offence for which a fine or non-custodial penalty is imposed; (6) is declared bankrupt or makes an arrangement with or for the benefit of his creditors, or suffers comparable proceedings in another jurisdiction; (7) is disqualified from acting as a director in any jurisdiction; (8) accepts a position with another company, without our prior agreement, which in the reasonable opinion of the Board may give rise to a conflict of interest between his position as a director of the Company and his interest in such other company; or (9) commits any offence under the Bribery Act 2010.

Under the appointment letter for Steven Romano, we may terminate his appointment with immediate effect if he: (1) commits a material breach of his obligations under the letter of appointment; (2) commits a serious or repeated breach or non-observance of his obligations to the Company; (3) is guilty of any fraud or dishonesty or acts in any manner which, in our opinion, brings or is likely to bring the Company into disrepute or is materially adverse to our interests; (4) is convicted of an arrestable criminal offence other than a road traffic offence for which a fine or non-custodial penalty is imposed; (5) is declared bankrupt or makes an arrangement with or for the benefit of his creditors, or suffers comparable proceedings in another jurisdiction; (6) is disqualified from acting as a director in any jurisdiction; or (7) knowingly fails to comply with our anti-corruption and bribery policy and procedures, or the Bribery Act 2010.

Equity Incentive Plans

2018 Employee Long-Term Incentive Plan

On February 2, 2018, we adopted our 2018 Employee Long Term Incentive Plan, or the Employee LTIP. The Employee LTIP was subsequently amended on October 6, 2019 and on June 22, 2020 when the sub-plan for United States employees, or the Employee U.S. Sub-Plan, was adopted and the board of directors approved the restatement of the Employee LTIP to provide a new share reserve (subject to shareholder approval).

Eligibility and Administration

Our employees and the employees of our subsidiaries from time to time may be granted awards under the Employee LTIP at the discretion of the board of directors. No awards may be granted after the tenth anniversary of the adoption of the Employee LTIP.

The Employee LTIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (together, referred to in this summary as the board of directors).

Limits

Pursuant to the terms of the Employee LTIP, as restated and approved by our shareholders on July         , 2020, we are permitted to grant awards over 8,700,000 of our ordinary shares, which reserve shall automatically increase on January 1st of each year, until 2028, in an amount equal to 5% of the total number of our outstanding ordinary shares on December 31st of the preceding calendar year. This cap covers awards granted under the Employee LTIP, the Employee U.S. Sub-Plan, the Non-Employee LTIP and the Non-Employee U.S. Sub-Plan (each as defined below), but excludes awards already satisfied by the issuance of shares prior to the date on which our shareholders approve such reserve. If an award expires, lapses or is terminated, exchanged for cash, surrendered, repurchased or cancelled without having been fully exercised, the unused shares in respect of such award return to the reserve.

As of May 29, 2020, awards over 3,831,418 shares were outstanding under the Employee LTIP (all granted in the form of options).

Awards under the Employee LTIP may generally not be granted to an individual on or after October 1, 2019 if, when taken with any other awards granted to that individual on or after that date, the value of such awards normally vesting in a 12 month period would exceed 250% of that individual’s annual base salary.  If the board of directors determines that exceptional circumstances exist, awards in excess of this limit may be granted, subject to a higher limit of 300% of that individual’s annual remuneration.

Awards

Awards under the Employee LTIP may be in the form of a conditional right to acquire shares, or a Conditional Share Award, an option (including a CSOP option, as described below) to acquire shares with an exercise price which will not normally be less than £0.05 (being the nominal value of a share), unless arrangements are in place for such nominal value to be paid up as at the date of issue of the relevant shares, or a right to acquire shares subject to forfeiture in certain circumstances, or Restricted Shares.

Awards in the form of CSOP options may be granted to our U.K. employees who meet the criteria under the Company Share Option Plan, or CSOP, regime.  Employees who have a material interest in our company cannot be granted CSOP options. A material interest is either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of our ordinary share capital.  CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime.

Awards granted as CSOP options are subject to the limits in respect of such awards under the CSOP regime.

Terms Generally Applicable to Awards

No payment is required to be made by the employee when an award is granted.

An award price, payable prior to vesting or exercise (as applicable) or an award may be specified.  If such award price is lower than the nominal value of a share, there must be arrangements in place for such nominal value to be paid up as at the date of issue of the relevant shares.  Awards granted in the form of CSOP options must be granted with a market value exercise price.

Awards may be granted subject to objective performance conditions or other conditions set on or before the date the award is granted. Any such conditions may be substituted, varied or waived if an event occurs such that we consider such conditions to no longer be appropriate.  Such substitution, variation or waiver must be implemented in such a manner as is reasonable in the circumstances and, in the case of a substitution or variation, which produces a fairer measure of performance and is not materially less difficult to satisfy than if the event had not occurred. Awards have typically been granted in the form of options vesting according to performance conditions measured over at least three years.

Awards may be granted subject to a post-vesting holding period during which the shares acquired on vesting of such award may not be transferred, assigned or otherwise disposed of other than to fund participation in a rights issue or to cover any applicable withholding taxes. The award holder may be required to take certain steps, including depositing the shares with a third party, to aid the enforcement of any such holding period.

Awards are not capable of transfer other than on death to the employee’s personal representative.

The number of shares subject to awards, the description thereof and/or any award price may be adjusted in the event of a variation in the share capital of the company.  Any adjustment to awards granted in the form of CSOP options must be made in accordance with the CSOP regime.

Awards other than CSOP options may be granted on terms that include a right to receive an additional amount of shares or cash on or following vesting of the award equal in value to the dividends which would have been paid had the award holder held an equivalent number of shares to those vesting during the period from the date of grant to the date of vesting.

Awards other than CSOP options may, in the discretion of the board of directors, be settled in cash, or ‘net’ settled.

Awards in the form of options granted to U.S. taxpayers with an exercise price of less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Internal Revenue Code must, if required for compliance with such Section, be exercised within 2.5 calendar months after the end of the relevant U.S. tax year (or, if later, the tax year of the entity engaging the U.S. taxpayer) in which the option first becomes exercisable.

Leavers

Leaver provisions apply to awards depending on whether the award is granted before October 1, 2019, or an Old Award, or on or after October 1, 2019 or a New Award.

Old Awards generally continue to vest and may only be exercised while the award holder remains employed by us or one of our subsidiaries, and such awards generally lapse on cessation of such employment.

Where the holder of the Old Award is a Good Leaver (as defined below), awards generally continue to vest until the normal vesting date, to the extent any applicable performance conditions were met at the date of grant.  The board of directors may determine that the Old Award will instead vest immediately to an extent determined by the board of directors taking into account such factors as it considers relevant.  Any vested portion of the Old Award may be exercised within a period of 90 days following the later of the date of termination or the vesting date, or such other period as the board of directors may determine, and shall lapse thereafter.

“Good Leaver” is defined to include cessation of employment by reason of injury, ill health, disability, the employing company or undertaking in which the award holder works being sold out of our group or cessation of employment in any other circumstances if the board of directors so decides (other than summary dismissal).

Where the holder of an Old Award dies, the treatment as for Good Leavers described above will apply, save that the default exercise period is 12 months.

New Awards generally continue to vest while the award holder remains employed by us or one of our subsidiaries.  Where the New Award holder is a Good Leaver (as defined above), dies or is terminated by his or her employer for a reason other than other than summary dismissal or termination for “cause” (as defined in his or her employment agreement), New Awards may be exercised for a period of twelve months following such termination (or such shorter period not less than 90 days as the board of directors may specify) and shall lapse thereafter. In all other circumstances, New Awards lapse on cessation of employment.

If the holder of a CSOP option dies, his or her option must be exercised within 12 months thereafter, and lapses to the extent not so exercised.

The board of directors may also take steps to preserve the interests of an award holder who relocates to a new country.

Corporate Transactions

The board of directors may in its discretion determine that all or a proportion of unvested awards will vest in connection with a change of control (as defined in section 995 of the U.K. Income tax Act 2007) of the Company. An option that is already vested or which vests in these circumstances may be exercised within one month of the change of control or such longer period as determined by the board of directors and shall lapse at the end of such period.  Vesting of awards may similarly be accelerated in the discretion of the board of directors in connection with (i) a person becoming entitled or bound to acquire shares in the Company under sections 979 to 982 of the Companies Act; (ii) a person obtaining control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 899 of the Companies Act; (iii) notice being given for the voluntary winding-up of the Company; or (iv) a demerger, distribution (which is not an ordinary dividend) or other transaction in respect of the Company. The board of directors may also determine that awards will vest in advance of the occurrence of the aforementioned corporate events.

Notwithstanding the above, the board of directors may determine that awards shall instead be exchanged for equivalent awards over shares in an acquiring company in connection with certain corporate events (and the vesting of such awards shall not be accelerated).

The treatment of awards granted in the form of CSOP options is subject to certain additional restrictions under the CSOP regime.

Clawback

Awards granted to applicable employees, including the Executive Officers, may be subject to clawback in the period of two years after vesting (or such longer period as may be specified by the board of directors and notified to the applicable employee). Clawback may be applied in certain circumstances including where there has been a material misstatement of our financial results, an error in assessing the performance conditions to which an award is subject or the determination of the number of shares subject to an award, a breach of confidentiality obligations, or certain acts of negligence, fraud or serious misconduct.

All awards are subject to adjustment (including a reduction in the number of shares under award to nil) prior to vesting in the same circumstances as in which clawback may be applied.

Amendment

The board of directors has the power to amend the Employee LTIP, including to adopt sub-plans for the benefit of employees located outside the United Kingdom. An amendment may not materially adversely affect the rights of existing award holders except to take account of legal or regulatory requirements or where all award holders affected by the amendment have been notified thereof and the majority of them have consented to it.

Employee U.S. Sub –Plan

On June 22, 2020, the board of directors adopted the Employee U.S. Sub-Plan under the Employee LTIP.  Our shareholders approved the Employee U.S. Sub-Plan on         , 2020. The Employee U.S. Sub-Plan permits the grant of awards to eligible participants under the Employee LTIP who are U.S. residents and U.S. taxpayers, including potentially tax efficient incentive stock options. Unless options granted under the Employee U.S. Sub-Plan are structured to be compliant with Section 409A of the Internal Revenue Code, the exercise price of options granted under the Employee U.S. Sub- Plan shall not be less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Internal Revenue Code. Conditional share awards granted under the Employee U.S. Sub-Plan are termed Restricted Stock Units, or RSUs. The maximum number of shares that may be issued under the Employee U.S. Sub-Plan upon the exercise of incentive stock options is 26,100,000.

2018 Non-Employee Long-Term Incentive Plan

On February 2, 2018, we adopted our 2018 Non-Employee Long Term Incentive Plan, or the Non-Employee LTIP.  The Non-Employee LTIP was subsequently amended on October 6, 2019 and on June 22, 2020 when the sub-plan for United States non-employees, or the Non-Employee U.S. Sub-Plan, was adopted and the board of directors approved the restatement of the Non-Employee LTIP to provide a new share reserve (subject to shareholder approval).

The terms of the Non-Employee LTIP are similar to those of the Employee LTIP described above, except that only individuals, partnerships or companies who providing services to us or a subsidiary under a contract for the provision of services (including our non-executive directors) may participate. Awards have typically been granted to our non-executive directors as options to purchase our ordinary shares which vest subject to certain performance conditions being met.

As of May 29, 2020, awards over 510,000 shares were outstanding under the Non-Employee LTIP (all granted in the form of options).

Non-Employee U.S. Sub –Plan

In June, 2020, the board of directors adopted the Non-Employee US Sub-Plan under the Non-Employee LTIP.  The Non-Employee U.S. Sub-Plan permits the grant of awards to eligible participants under the Non-Employee LTIP who are U.S. residents and U.S. taxpayers. Unless options granted under the Employee U.S. Sub-Plan are structured to be compliant with Section 409A of the Internal Revenue Code, the exercise price of options granted under the Non-Employee U.S. Sub- Plan shall not be less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Internal Revenue Code. Conditional share awards granted under the Non-Employee U.S. Sub-Plan are termed Restricted Stock Units, or RSUs.

Insurance and Indemnification

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Agreements with Our Executive Officers and Directors

We have entered into service contracts with certain of our executive officers and appointment letters with our non-executive directors. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We expect to enter into a deed of indemnity with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. The deeds of indemnity and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Management—Insurance and Indemnification.”

Related Party Transactions Policy

In connection with our listing on Nasdaq, we intend to adopt a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit committee or another independent body of our board of directors.

The related party transaction policy will also cover related party transactions under the AIM Rules for Companies published by the London Stock Exchange.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 29, 2020 by:

•	each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of May 29, 2020. Percentage ownership calculations are based on 82,796,259 ordinary shares issued and outstanding as of May 29, 2020, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of May 29, 2020.

Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Silence Therapeutics plc, 72 Hammersmith Road, London W14 8TH, United Kingdom.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Richard Griffiths	23,787,591	28.7%
Robert Keith	12,307,924	14.9
Compagnie Odier SCA	10,900,191	13.2
Robert Quested	8,860,279	10.7
Mallinckrodt plc and affiliated entities	5,062,167	6.1
AstraZeneca UK Limited	4,397,247	5.3
Executive Officers and Directors:
Iain Ross	73,538	*
Giles Campion, M.D.	67,207	*
Rob Quinn, Ph.D.	16,292	*
Barbara Ruskin, Ph.D, J.D.	1,800	*
James Ede-Golightly	-	*
Alistair Gray	8,645	*
Dave Lemus	5,626	*
Steven Romano, M.D.	10,000	*
All current directors and executive officers as a group (8 persons)	183,108	*

*	Represents beneficial ownership of less than one percent.

Registered Holders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 29, 2020 by each of our other shareholders who is a Registered Holder hereunder. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of May 29, 2020. Percentage ownership calculations are based on 82,796,259 ordinary shares issued and outstanding as of May 29, 2020, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of May 29, 2020, due to outstanding equity interests becoming vested or exercisable. The percentage of ordinary shares beneficially owned shown on the table reflect these incremental ordinary shares that a security holder has the ability to acquire within the time frame noted. To the extent that any shareholder is a Registered Holder who sells ADSs representing its ordinary shares following registration pursuant to the registration statement of which this prospectus forms a part or otherwise, the shareholder's percentage ownership will decrease accordingly.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Silence Therapeutics plc, 72 Hammersmith Road, London W14 8TH, United Kingdom.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares being Registered	Pro Forma Potential Number of Ordinary Shares Beneficially Owned Following the Offering(1)	Pro Forma Potential Percentage of Ordinary Shares Beneficially Owned Following the Offering(1)
5% or Greater Shareholders:
Richard Griffith	23,787,591	28.7%
Robert Keith	12,307,924	14.9
Compagnie Odier SCA	10,900,191	13.2
Robert Quested	8,860,279	10.7
Mallinckrodt plc and affiliated entities	5,062,167	6.1
AstraZeneca UK Limited	4,397,247	5.3
Executive Officers and Directors:
Iain Ross	73,538	*
Giles Campion, M.D.	67,207	*
Rob Quinn, Ph.D.	16,292	*
Barbara Ruskin, Ph.D., J.D.	1,800	*
James Ede-Golightly	–	*
Alistair Gray	8,645	*
Dave Lemus	5,626	*
Steven Romano, M.D.	10,000	*

*	Represents beneficial ownership of less than one percent.
(1)

Unlike an initial public offering, any disposition by the Registered Holders of the Registered Shares represented by ADSs is not being underwritten by any investment bank. The Registered Holders may or may not elect to dispose of Registered Shares represented by ADSs as and to the extent that they may individually determine. Such dispositions, if any, will be made through brokerage transactions on Nasdaq or other securities exchanges in the United States at prevailing market prices, and the post-offering ownership figures in these columns represent the lowest level of ownership that would exist if the Registered Holders sold 100% of the Registered Shares owned by them, which may or may not happen.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Introduction

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association to be in effect following the listing of our ADSs on Nasdaq, or the Articles, and relevant provisions of the Companies Act. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to the Articles and applicable English law. Further, please note that holders of our ADSs will not be treated as one of our shareholders and will not have any shareholder rights.

General

We were incorporated as a public limited company under the laws of England and Wales on November 18, 1994 under the name Stanford Rook Holdings plc with company number 2992058. On April 26, 2007, we changed our name to Silence Therapeutics plc. Our principal executive offices are located at 72 Hammersmith Road, London W14 8TH, United Kingdom and our telephone number is +44 (0)20-3457-6900.  Our registered office address is 27 Eastcastle Street, London, W1W 8DH.  Our ordinary shares are traded on AIM under the symbol “SLN”.  Our website address is www.silence-therapeutics.com.  The information contained on, or that can be accessed from, our website does not form part of this prospectus.  Our agent for service of process in the United States is Silence Therapeutics Inc., with a registered address at 434 West 33rd Street, Office 814, New York, New York 10001.

The principal legislation under which we operate and under which our ordinary shares are issued is the Companies Act.

As of December 31, 2019, we had 78,370,265 ordinary shares issued and outstanding, with a nominal value of £0.05 per ordinary share. Each issued ordinary share is fully paid.

Ordinary Shares

In accordance with the Articles, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
•	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and
•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Options

As at May 29, 2020, there were options to purchase 5,130,133 ordinary shares outstanding with a weighted average exercise price of £1.34 per ordinary share. The options generally lapse after 10 years from the date of the grant.

Share Register

We are required by the Companies Act to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Link Asset Services.

Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depositary Shares” in this prospectus.

Under the Companies Act, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of shareholders; or
•

there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Preemptive Rights

The laws of England and Wales generally provide shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders in a general meeting, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder resolution, if the disapplication is by shareholder resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years).

On June 9, 2020, our shareholders approved the disapplication of preemptive rights until the earlier of our next annual general meeting or the date that is 15 months after such approval in respect of the allotment of up to a maximum amount of £827,962.59 of ordinary shares of £0.05 each.

Articles of Association

A summary of the terms of the Articles is set out below. The summary below is not a complete copy of the terms of the Articles. Please refer to the full version of the Articles, which is included as an exhibit to the registration statement of which this prospectus is a part.

Shares and Rights Attaching to Them

Objects

The objects of our company are unrestricted.

Share Rights

Subject to any special rights attaching to shares or class of shares already in issue, our shares may be issued with or have attached to them any preferred, deferred or other special rights or be subject to such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as we may by ordinary resolution of the shareholders determine or, in the absence of any such determination, as our board may determine.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the voting rights attaching to our shares are as follows:

•	on a show of hands, every shareholder present in person shall have one vote;
•

on a show of hands, each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder and the proxy has been instructed by one or more of those shareholders to vote for the resolution and by one or more other of those shareholders to vote against it;

•

on a show of hands, each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and either: (1) the proxy has been instructed by one or more of those shareholders to vote for the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote against it; or (2) the proxy has been instructed by one or more of those shareholders to vote against the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote for it;

•	on a show of hands, each duly authorised corporate representative has one vote;
•

on a poll every shareholder who is present in person or by proxy or by corporate representative shall have one vote for each share of which he or she is the holder or in respect of which their appointment as proxy or corporate representative is made; and

•

in the case of joint holders of a share, the vote of the senior holder who votes shall be accepted to the exclusion of the votes of the other joint holders (and seniority shall be determined by the order in which the names stand in the register in respect of the share).

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. Subject to the provisions of the Companies Act, as described in "Differences in Corporate Law—Voting Rights" in this prospectus, a poll may be demanded by:

•	the chairman of the meeting;
•	at least five shareholders present in person or by proxy and entitled to vote on the resolution;
•

any shareholder(s) present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting (excluding the shares held in treasury); or

•

any shareholder(s) present in person or by proxy and holding shares conferring a right to vote on the resolution at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sums paid up on all shares conferring that right (excluding the shares held in treasury).

A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chairman of the meeting determines that it shall be decided on a show of hands, be decided on a poll.

Restrictions on Voting

No shareholder shall, unless the directors otherwise determine, be entitled to vote, either in person or by proxy, at any general meeting or at any separate class meeting in respect of any share held by such shareholder unless all calls or other sums payable by such shareholder in respect of that share have been paid.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to us serving on such shareholder at least 14 days' notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on such holder’s shares.

Dividends

We may by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. The directors may from time to time pay shareholders such interim dividends as they think fit and may also pay the fixed dividends payable on any shares of the company half-yearly or otherwise on fixed dates. If the directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

Subject to any special rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid proportionately according to the amounts paid up on the shares during any part or parts of the period in respect of which the dividend is paid.

Subject to any rights attaching to or the terms of issue of any shares, no dividend or other monies payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to us.

Dividends may be declared or paid in any currency or currencies and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

Any general meeting declaring a dividend may by ordinary resolution of shareholders, upon the recommendation of the board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets other than cash, and in particular of paid up shares or debentures of any other company. The directors may, if authorized by ordinary resolution of shareholders, offer any holders of ordinary shares the right to elect to receive in lieu of a dividend an allotment of ordinary shares credited as fully paid up, subject to such exclusions and other arrangements as the board may deem necessary or expedient to deal with legal or practical problems in respect of overseas shareholders or in respect of shares represented by depositary receipts.

Change of Control

There is no specific provision in the Articles that would have the effect of delaying, deferring or preventing a change of control.

Distributions on Winding Up

On a winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanctions required by law, divide amongst the shareholders (excluding the company itself to the extent it is a shareholder by virtue only of its holding of shares as treasury shares) in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may set such values as he or she deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may, with the sanction of a special resolution of the shareholders and any other sanctions required by law, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Variation of Rights

All or any of the rights and restrictions attached to any class of shares issued may be abrogated or varied with the consent in writing of the holders of at least three-quarters in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such class of shares, subject to the Companies Act and the terms of their issue. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger nominal amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital, any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares as described in "—Other English Law Considerations—Purchase of Own Shares" in this prospectus.

Preemption Rights

In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act in respect of the allotment of new shares as described in "— Preemptive Rights" and "—Differences in Corporate Law—Preemptive Rights" in this prospectus.

Transfer of Shares

Any certificated shareholder may transfer all or any of his, her or its shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and in the case of a partly paid share, the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The board may decline to register any transfer of any share:

•

which is not a fully paid share, provided that such discretion may not be exercised in a way in which the U.K. Financial Conduct Authority, the London Stock Exchange or any other national regulator or stock exchange regards as preventing dealing in shares or other securities from taking place on an open and proper basis;

•

unless any written instrument of transfer, duly stamped (if required), is deposited with us at our registered office or such other place as the board may from time to time determine, accompanied by the certificate for the shares to which it relates;

•

unless there is provided such evidence as the board may reasonably require to show the right of the transferor to make the transfer and if the instrument of transfer is executed by some other person on his, her or its behalf, the authority of that person to do so;

•	where the transfer is in respect of more than one class of share; and
•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four.

If the board declines to register a transfer of a certificated share it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged, send to the transferee notice of the refusal, together with reasons for the refusal or, in the case of uncertified shares, notify such persons as may be required by the Uncertified Securities Regulations 2001 and the requirements of the relevant system concerned.

CREST

To be traded on AIM, securities must be able to be transferred and settled through the CREST system. CREST is a computerized paperless share transfer and settlement system which allows securities to be transferred by electronic means, without the need for a written instrument of transfer. The Articles are consistent with CREST membership and, amongst other things, allow for the holding, evidencing and transferring of shares through CREST in uncertificated form.

Shareholder Meetings

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened at such time and place and with such additional means of attendance and participation (including at such other place(s) and/or by means of an electronic facility or facilities) as the board sees fit, subject to the requirements of the Companies Act, as described in "— Differences in Corporate Law — Annual General Meeting" and "— Differences in Corporate Law — Notice of General Meetings" in this prospectus.

Notice of General Meetings

The arrangements for the calling of general meetings are described in "— Differences in Corporate Law — Notice of General Meetings" in this prospectus.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum.

Class Meetings

The provisions in the Articles relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

•

the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury);

•	at the class meeting, a holder of shares of the class present in person or by proxy may demand a poll and shall on a poll be entitled to one vote for every share of the class held by him or her; and
•	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Directors

Number of Directors

Unless and until otherwise determined by an ordinary resolution of shareholders, we may not have less than two directors on the board of directors but are not subject to any maximum number of directors.

Appointment of Directors

Subject to the provisions of the Articles, we may, by ordinary resolution of the shareholders, elect any person who is willing to act to be a director, either to fill a casual vacancy or as an addition to the existing board. However, any person that is not a director retiring from the existing board must be recommended by the board of directors, or be proposed by a shareholder not less than seven and not more than 42 days before the date appointed for the meeting in order to be eligible for election.

Without prejudice to the power to appoint any person to be a director by shareholder resolution, the board has power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board but so that the total number of directors does not exceed any maximum number fixed by or in accordance with the Articles.

Any director appointed by the board will hold office only until the following annual general meeting. Such a director is eligible for re-appointment at that meeting.

Rotation of Directors

At every annual general meeting, there shall retire from office any director who shall have been a director at each of the preceding two annual general meetings and who was not appointed or re-appointed by us in general meeting at, or since, either such meeting. A retiring director shall be eligible for re-appointment. A director retiring at a meeting shall, if he or she is not re-appointed at such meeting, retain office until the meeting appoints someone in his or her place, or if it does not do so, until the conclusion of such meeting.

Directors' Interests

The directors may authorize, to the fullest extent permitted by law, any matter proposed to them which would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director shall not, save as otherwise agreed by him or her, be accountable to us for any benefit which he or she derives from any matter authorized by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

Subject to the requirements under sections 175, 177 and 182 of the Companies Act, a director who is any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his interest at a meeting of the directors.

A director shall not vote in respect of any contract, arrangement or transaction whatsoever in which he or she has an interest which is to his or her knowledge a material interest otherwise than by virtue of interests in shares or debentures or other securities of or otherwise in or through our company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is debarred from voting.

A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

•

the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of our company or any of our subsidiary undertakings;

•

the giving of any guarantee, security or indemnity in respect of a debt or obligation of our company or any of our subsidiary undertakings for which he or she has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•

any proposal concerning an offer of securities of or by our company or any of our subsidiary undertakings in which offer he or she is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he or she is to participate;

•

any contract, arrangement or transaction concerning any other body corporate in which he or she or any person connected with him or her (within the meaning of sections 252-5 of the Companies Act) is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he or she and any persons so connected with him or her do not to his or her knowledge hold an interest (within the meaning of sections 820 to 825 of the Companies Act) in one percent or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

•

any contract, arrangement or transaction for the benefit of employees of our company or any of our subsidiary undertakings which does not accord to him or her any privilege or advantage not generally accorded to the employees to whom the scheme relates;

•	any contract, arrangement or transaction concerning any insurance which our company is to purchase and/or maintain for, or for the benefit of, any directors or persons including directors;
•	the giving of an indemnity in relation to another director; and
•	the provision of funds to any director to meet, or the doing of anything to enable a director to avoid incurring, expenditure of the nature described in section 205(1) or 206 of the Companies Act.

If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his or her voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be determined by the chairman and his or her ruling in relation to any director other than himself or herself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed.

Directors' Fees and Remuneration

Each of the directors shall be paid a fee in such sums as may from time to time be determined by the directors provided that the aggregate of all such fees so paid to directors shall not exceed £500,000 per annum, or such higher amount as may from time to time be determined by ordinary resolution of shareholders.

Each director may be paid all his or her reasonable traveling, hotel and other expenses properly incurred in attending and returning from meetings of the directors or committees of the directors or general meetings of the company or separate meetings of the holders of any class of shares or debentures of the company or otherwise in connection with the business of our company.

Any director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of our company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, percentage of profits or otherwise as the directors may determine.

Borrowing Powers

The board may exercise all the powers to borrow money and to mortgage or charge our undertaking, property and assets (present or future) and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

The board must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure that the aggregate amount remaining outstanding of all monies borrowed by the Company and its subsidiaries shall not at any time, without the previous sanction of an ordinary resolution of the shareholders, exceed a sum equal to five (5) times the aggregate of:

•	the amount paid up on the issued share capital of the Company; and
•

the total of the capital and revenue reserves of the Company and its subsidiaries (including any share premium account, capital redemption reserve and credit balance on the profit and loss or income account) in each case, whether or not such amounts are available for distribution;

all as shown in the latest audited consolidated balance sheet, subject to certain adjustments.

Indemnity

Every director or other officer of our group may be indemnified against all costs, charges, expenses, losses and liabilities sustained or incurred by him or her in connection with the actual or purported execution and/or discharge of his or her duties (including those duties, powers and discretions in relation to any members of our group) including all costs, charges, expenses, losses and liabilities suffered or incurred in disputing, defending, investigating or providing evidence in connection with any actual or threatened claims or otherwise.  Every director or other officer of our group may also be provided with funds to meet, or do anything to enable a director or other officer of the Company to avoid incurring, expenditure of the nature described in sections 205(1) or 206 of the Companies Act.

Exclusive jurisdiction

The Articles will provide that, unless we consent in writing to the selection of an alternative forum in the United States of America, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.  Save in respect of any cause of action arising under the Securities Act, by subscribing for or acquiring shares, a shareholder submits all disputes between him or herself and us or our directors to the exclusive jurisdiction of the English courts.

Other English Law Considerations

Notification of Voting Rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Rule 5 of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority to notify us of the percentage of his, her or its voting rights if the percentage of voting rights which he, she or it holds as a shareholder or through his, her or its direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments.

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he, she or it wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze‑out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze‑out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his, her or its shares if, prior to the expiry of the acceptance period for such offer, (1) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (2) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his, her or its rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within such person’s knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under the Articles, if a person defaults in supplying us with the required particulars in relation to the shares in question, or default shares, within the prescribed period of 14 days from the date of the service of notice, the directors may by notice direct that:

•

in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•

where the default shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (b) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares).

Purchase of Own Shares

Under the laws of England and Wales, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the above, we may purchase our own shares in the manner prescribed below. We may make an “on-market” purchase of our own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing an on-market purchase must:

•	specify the maximum number of shares authorized to be acquired;
•	determine the maximum and minimum prices that may be paid for the shares; and
•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares in an “off-market” purchase otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he, she or it had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

For these purposes, on-market purchases can only be made on AIM.  Any purchase of our ADSs through Nasdaq would be an off-market purchase.

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non‑consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers

As a public company incorporated in England and Wales with our registered office in England and Wales which has shares admitted to AIM, we are subject to the U.K. City Code on Takeovers and Mergers, or the City Code, which is issued and administered by the U.K. Panel on Takeovers and Mergers, or the Panel. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

•

acquires an interest in our shares which, when taken together with shares in which he or she or persons acting in concert with him or her are interested, carries 30% or more of the voting rights of our shares; or

•

who, together with persons acting in concert with him or her, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him or her, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous twelve months.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non‑resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles on the right of non‑residents to hold or vote our shares.

Corporate Governance Code

The AIM Rules for Companies published by the London Stock Exchange require us to include on our website details of a recognized corporate governance code that our board of directors has decided to apply, how we comply with that code and, where we depart from our chosen corporate governance code, an explanation of the reasons for doing so.

On July 19, 2018, our board of directors approved the application of The QCA Corporate Governance Code (2018 edition).  Our board of directors views this as an appropriate corporate governance framework for our company and consideration has been given to each of the ten principles set out in the code.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

	England and Wales	Delaware
Vacancies on the Board of Directors

Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following our annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
Notice of General Meetings

Under the Companies Act, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights

Under the Companies Act, “equity securities,” being (1) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (2) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware
Authority to Allot

Under the Companies Act, the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he or she is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•      any breach of the director’s duty of loyalty to the corporation or its stockholders;

•      acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•      intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•      any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
Voting Rights

Under the laws of England and Wales, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or our articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware
Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•      the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•      the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•      the approval of the board of directors; and

•      approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	England and Wales	Delaware
Standard of Conduct for Directors

Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the company, including:

•      to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•      to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•      to act in accordance with our constitution and only exercise his or her powers for the purposes for which they are conferred;

•      to exercise independent judgment;

•      to exercise reasonable care, skill, and diligence;

•      not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director; and

•      a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

	England and Wales	Delaware
Stockholder Suits

Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in our internal management. Notwithstanding this general position, the Companies Act provides that (1) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (2) a shareholder may bring a claim for a court order where our affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•      state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•      allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•      state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Stock Exchange Listing

We intend to apply to list our ADSs on the Nasdaq Capital Market under the symbol “SLN”. Our ordinary shares are currently traded on AIM, a market operated by the London Stock Exchange, under the ticker symbol “SLN”.

Registrar of Shares, Depositary for ADSs

Our share register is maintained by Link Asset Services. The share register reflects only registered holders of our ordinary shares. Holders of ADSs representing our ordinary shares will not be treated as our shareholders and their names will therefore not be entered in our share register.  The Bank of New York Mellon has agreed to act as the depositary for the ADSs representing our ordinary shares and the custodian for ordinary shares represented by ADSs is The Bank of New York Mellon, acting through an office located in England. Holders of ADSs representing our ordinary shares have a right to receive the ordinary shares underlying such ADSs. For discussion on ADSs representing our ordinary shares and rights of ADS holders, see the section entitled “Description of American Depositary Shares” in this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent         ordinary shares (or a right to receive         ordinary shares) deposited with The Bank of New York Mellon, acting through an office located in England, as custodian. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Shareholder rights are governed by the laws of England and Wales. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.  See “Where You Can Find Additional Information” elsewhere in the prospectus for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Income Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Ordinary Shares

The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares.

If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of England and Wales and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request.

Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, consolidation or other reclassification, or any merger, scheme of arrangement, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our ordinary shares from an exchange outside the United States on which they were listed and do not list the ordinary shares on another exchange outside the United States;
•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;
•	we appear to be insolvent or enter insolvency proceedings;
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;
•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Each holder of ADSs may be required from time to time to provide certain information, including proof of taxpayer status, residence and beneficial ownership (as applicable), from time to time and in a timely manner as we, the depositary or the custodian may deem necessary or proper to fulfill obligations under applicable law.

ordinary SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Our ordinary shares are admitted to trading on AIM. However, prior to the date of this prospectus, there has been no public market for our ordinary shares or ADSs on any U.S. national securities exchange. Future sales of substantial amounts of ADSs representing our ordinary shares in the United States or of our ordinary shares in the United Kingdom, or the perception that such sales may occur, could adversely affect prevailing market prices of such ADSs and of our ordinary shares. As of May 29, 2020, we had in issue and outstanding 82,796,259 ordinary shares and no ADSs representing our ordinary shares. Upon the effectiveness of the registration statement of which this prospectus forms a part, holders of ordinary shares registered hereby are expected to be able to deposit such ordinary shares with the Depositary in exchange for ADSs representing such ordinary shares at the ratio referred to on the cover page of this prospectus, which ADSs will be freely tradeable. Holders of issued but unexercised options to purchase our ordinary shares not registered hereby will have to comply with one of the exceptions from U.S. registration requirements set forth below in order to exchange any ordinary shares issued upon exercise thereof.

Rule 144

In general, a person who has beneficially owned our unregistered ordinary shares for at least six months would be entitled to sell ADSs representing our ordinary shares pursuant to Rule 144 of the Securities Act, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who are our affiliates at the time of, or any time during the 90 days preceding, a sale of ADSs representing such ordinary shares, are subject to additional restrictions, as follows:

•	such person may sell within any three-month period only a number of ADSs representing our ordinary shares that does not exceed the greater of either of the following:
•

1% of the number of ADS representing our ordinary shares then outstanding (including any ordinary shares issuable upon withdrawal of ADSs), as if all such ordinary shares had been deposited in exchange for ADSs; or

•	the average weekly trading volume of ADSs representing our ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided that, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Prior to the 90th day following the effective date of the registration statement of which this prospectus forms a part when we become subject to the Exchange Act periodic reporting requirements, non-affiliates who have not been affiliates of ours within the 90 days preceding the sale and who acquired their securities at least one year following their sale by us or our affiliates, may freely resell such securities under Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, board members, senior management, consultants or advisers who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part, or the effective date, is entitled to resell such ordinary shares 90 days after the effective date in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701. The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the ordinary shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions, including on AIM, as well as the resale of any such securities issued by foreign private issuers such as us (including resales into the United States) are not subject to the registration or prospectus delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or government organizations;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	regulated investment companies or real estate investment trusts;
•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and
•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

(1)	a citizen or individual resident of the United States;
(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(4)

a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or
•

at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

We do not believe we were a PFIC for our taxable year ended December 31, 2019. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (1) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (2) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We have applied to list our ADSs on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs are listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

United Kingdom Taxation

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. Federal Income Tax Considerations for U.S. Holders”.

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;
•	financial institutions;
•	insurance companies;
•	charities or tax-exempt organizations;
•	collective investment schemes;
•	pension schemes;
•	market makers, intermediaries, brokers or dealers in securities;
•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•	individuals who are subject to U.K. taxation on a remittance basis.

The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISERS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as for some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%).

Chargeable Gains

A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance is not available in respect of disposals of ADSs acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until December 31, 2017, in respect of assets acquired prior to that date).

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the company.

Transfers of Shares

Neither U.K. stamp duty nor SDRT should arise on transfers of the underlying ordinary shares (including instruments transferring ordinary shares and agreements to transfer ordinary shares) on the basis that the ordinary shares are admitted to trading on AIM, provided the following requirements are (and continue to be) met:

•

the ordinary shares are admitted to trading on AIM, but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986), and this has been certified to Euroclear; and

•	AIM continues to be accepted as a “recognized growth market” as construed in accordance with section 99A of the Finance Act 1986).

In the event that either of the above requirements is not met, stamp duty or SDRT will generally apply to transfers of, or agreements to transfer, ordinary shares. Where applicable, the purchaser normally pays the stamp duty or SDRT, other than where the transfer is to a clearance service or depositary receipt issuer (where in practice it will generally be paid by the participants).

Issue or Transfers of ADSs

No U.K. stamp duty or SDRT is payable on the issue or transfer of (including an agreement to transfer) ADSs in the Company.

Plan of Distribution

The registration statement of which this prospectus forms a part has been filed with respect to an aggregate of                 ordinary shares held by certain of our shareholders, which are referred to collectively herein as the Registered Shares, and the holders of all such ordinary shares are identified in this prospectus as the Registered Holders. Any Registered Shares offered and sold in the United States by the Registered Holders will be in the form of ADSs. The Registered Holders are also permitted to sell ordinary shares not represented by ADSs in private or offshore transactions, including on AIM, which resales are not covered by this prospectus. Unlike an initial public offering, any resale by the Registered Holders of the Registered Shares represented by ADSs is not being underwritten by any investment bank. The Registered Holders may, or may not, elect to sell Registered Shares represented by ADSs as and to the extent that they may individually determine. Such sales, if any, will be made through brokerage transactions on Nasdaq or other securities exchange in the United States at prevailing market prices.

The Registered Holders may dispose of all or a portion of the Registered Shares from time to time directly or through one or more underwriters, broker-dealers or agents. If ADSs representing our ordinary shares are sold through underwriters or broker-dealers, the Registered Holders will be responsible for any applicable underwriting discounts or commissions or agent’s commissions. ADSs representing our ordinary shares may be sold on Nasdaq or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of disposition, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition, or at negotiated prices. These dispositions may be effected in transactions, which may involve crosses or block transactions. The Registered Holders may use any one or more of the following methods when disposing of ordinary shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions and offshore transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the Registered Holders to sell a specified number of such ordinary shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of disposition; and
•	any other method permitted pursuant to applicable law.

The Registered Holders also may resell all or a portion of the Registered Shares in offshore transactions or open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Registered Holders may arrange for other broker-dealers to participate in dispositions. If the Registered Holders effect such transactions by selling ADSs representing our ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive applicable commissions in the form of discounts, concessions or commissions from the Registered Holders or commissions from purchasers of ADSs representing our ordinary shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121 and Supplementary Material .01 and Supplementary Material .02 thereto.

In connection with dispositions of ADSs representing Registered Shares, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of ADSs representing Registered Shares in the course of hedging in positions they assume. The Registered Holders may also sell ADSs representing Registered Shares short and, if such short sale shall take place after the date that the registration statement of which this prospectus forms a part is declared effective, the Registered Holders may deliver ADSs representing Registered Shares to close out short positions and to return borrowed ordinary shares in connection with such short sales. The Registered Holders may also loan or pledge ADSs representing Registered Shares to broker-dealers that in turn may sell such ordinary shares, to the extent permitted by applicable law. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registered Shares, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Registered Holders have been advised that they may not use Registered Shares to cover short sales of our ordinary shares (or ADSs representing ordinary shares) made prior to the date the registration statement of which this prospectus forms a part has been declared effective by the SEC.

The Registered Holders may, from time to time, pledge or grant a security interest in some or all of the warrants or ADSs representing Registered Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADSs representing Registered Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Registered Holders to include the pledgee, transferee or other successors in interest as Registered Holders under this prospectus. The Registered Holders also may transfer and donate the ADSs representing Registered Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Registered Holders and any broker-dealer or agents participating in the distribution of the ADSs representing Registered Shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such dispositions. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the ADSs representing our Registered Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Registered Holders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Upon our being notified in writing by a Registered Holder that any material arrangement has been entered into with a broker-dealer for the sale of ADSs representing Registered Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Registered Holder and of the participating broker-dealer(s), (ii) the number of ADSs representing Registered Shares involved, (iii) the price at which such ADSs representing Registered Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Each Registered Holder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of ADSs representing Registered Shares by the Registered Holder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs representing Registered Shares to engage in market-making activities with respect thereto. All of the foregoing may affect the marketability of ADSs representing Registered Shares and the ability of any person or entity to engage in market-making activities with respect thereto.

We will pay the SEC filing fees in connection with the registration of ADSs representing our ordinary shares. Each Registered Holder will pay any underwriting discounts or selling commissions incurred by such Registered Holder in connection with the disposition of Registered Shares.

We are not party to any arrangement with any Registered Holder or any broker-dealer with respect to disposition of ADSs or Registered Shares. Therefore, we will not have any input if, when and how any Registered Holder elects to dispose of ADSs representing such Registered Holder’s Registered Shares or the price or prices at which any such disposition may occur, and there can be no assurance that any Registered Holder will exchange its Registered Shares for ADSs or dispose of any or all of the ADSs representing such ordinary shares even if so exchanged pursuant to the deposit agreement. We will not receive proceeds from any disposition of Registered Shares in the form of ADSs by the Registered Holders.

To date, there has not been a public market for ADSs representing our ordinary shares. We offer no assurances that an active trading market for ADSs representing our ordinary shares will develop or, if developed, be maintained.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses which are expected to be incurred in connection with the registration of the ordinary shares registered hereby. With the exception of the registration fee payable to the SEC and the Nasdaq initial listing fee, all amounts are estimates.

Expense	Amount
SEC registration fee	$ *
Nasdaq listing fee	*
FINRA filing fee	—
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total	$ *

* To be completed by amendment.

LEGAL MATTERS

The validity of the ordinary shares registered hereby and certain other matters of the laws of England and Wales will be passed upon for us by Cooley (UK) LLP, London, England and certain matters of U.S. law will be passed upon for us by Cooley LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2019 and 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Cooley LLP and Cooley (UK) LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Cooley (UK) LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;
•

England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;
•

the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by fraud;
•

the judgment was not obtained following a breach of a jurisdictional or arbitrational clause, unless with the agreement of the defendant or the defendant’s subsequent submission to the jurisdiction of the court;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;
•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;
•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and
•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act. A related registration statement on Form F-6 has been filed with the SEC to register the ADSs representing our ordinary shares. This prospectus, which forms a part of the registration statement on Form F-1, does not contain all of the information that is included in such registration statement and the exhibits and schedules thereto. Certain information is omitted and you should refer to such registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to such registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of our registration statement on Form F-1 as well as the registration statement on Form F-6, including exhibits thereto and any schedules filed therewith, and obtain copies of such materials at the SEC’s website (www.sec.gov), which contains reports and other information regarding issuers like us that file electronically with the SEC.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. Those reports may be obtained at the website described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of such act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered thereunder.

We maintain a corporate website at www.silence-therapeutics.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Index to Financial Statements

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silence Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silence Therapeutics plc and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cambridge, United Kingdom

June 22, 2020

We have served as the Company’s auditor since 2014, which includes periods before the Company became subject to SEC reporting requirements.

Consolidated income statements

(in thousands, except for loss per share)

		Year ended December 31,
	Note	2019	2018
Revenue	3	£244	£–
Research and development costs		(13,336)	(9,743)
Administrative expenses		(9,642)	(10,828)
Operating loss	5	(22,734)	(20,571)
Finance and other expenses	7	(163)	–
Finance and other income	8	27	45
Loss for the year before taxation		(22,870)	(20,526)
Taxation	9	3,288	2,115
Loss for the year after taxation		£(19,582)	£(18,411)
Loss per ordinary equity share (basic and diluted)	10	£(0.26)	£(0.26)

Consolidated statements of comprehensive income

(in thousands)

		Year ended December 31,
	Note	2019	2018
Loss for the year after taxation		£(19,582)	£(18,411)
Other comprehensive (expense)/income, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations		(411)	94
Total other comprehensive (expense)/income for the year		(411)	94
Total comprehensive expense for the year		£(19,993)	£(18,317)

The accompanying accounting policies and notes form an integral part of these financial statements.

Consolidated balance sheets

(in thousands)

		December 31,
	Note	2019	2018
Non-current assets
Property, plant and equipment	11	£611	£921
Goodwill	12	7,692	8,127
Other intangible assets	13	34	64
Financial assets at amortized cost	16	275	275
		8,612	9,387
Current assets
Cash and cash equivalents	15	13,515	21,494
Financial assets at amortized cost – term deposit	16	20,000	5,000
Financial asset at amortized cost – other	16	1	43
R&D tax credit receivable		3,060	2,080
Other current assets	17	885	881
Trade and other receivables	18	4	–
		37,465	29,498
Non-current liabilities
Contract liabilities	21	(15,515)	–
		(15,515)	–
Current liabilities
Contract liabilities	21	(2,478)	–
Trade and other payables	19	(6,888)	(3,830)
Lease liability	20	(287)	–
		(9,653)	(3,830)
Total assets less liabilities		20,909	35,055
Net assets		£20,909	£35,055
Capital and reserves attributable to the owners of the parent
Share capital	23	3,919	3,554
Capital reserves	25	167,243	163,121
Translation reserve		1,746	2,157
Accumulated losses		(151,999)	(133,777)
Total equity		£20,909	£35,055

The accompanying accounting policies and notes form an integral part of these financial statements.

Consolidated statements of changes in equity

(in thousands)

	Share capital	Capital reserves	Translation reserve	Accumulated losses	Total equity
At January 1, 2018	£3,500	£163,215	£2,063	£(116,428)	£52,350
Recognition of share-based payments	–	681	–	–	681
Lapse of vested options in the year	–	(297)	–	297	–
Options exercised in the year	–	(765)	–	765	–
Proceeds from shares issued	54	287	–	–	341
Transactions with owners recognized directly in equity	54	(94)	–	1,062	1,022
Loss for year	–	–	–	(18,411)	(18,411)
Other comprehensive income
Foreign exchange differences arising on consolidation of foreign operations	–	–	94	–	94
Total comprehensive expense for the year	–	–	94	(18,411)	(18,317)
At December 31, 2018 as previously stated	3,554	163,121	2,157	(133,777)	35,055
Adoption of IFRS 16	–	–	–	(10)	(10)
At January 1, 2019 adjusted	£3,554	£163,121	£2,157	£(133,787)	£35,045
Recognition of share-based payments	–	584	–	–	584
Lapse of vested options in the year	–	–	–	–	–
Options exercised in the year	–	(1,370)	–	1,370	–
Proceeds from shares issued	365	4,908	–	–	5,273
Transactions with owners recognized directly in equity	365	4,122	–	1,370	5,857
Loss for year	–	–	–	(19,582)	(19,582)
Other comprehensive (expense)/income
Foreign exchange differences arising on consolidation of foreign operations	–	–	(411)	–	(411)
Total comprehensive expense for the year	–	–	(411)	(19,582)	(19,993)
At December 31, 2019	£3,919	£167,243	£1,746	£(151,999)	£20,909

The accompanying accounting policies and notes form an integral part of these financial statements.

Consolidated cash flow statements

(in thousands)

	Year ended December 31,
	2019	2018
Cash flow from operating activities
Loss before tax	£(22,870)	£(20,526)
Depreciation charges	452	379
Amortization charges	30	20
Charge for the year in respect of share-based payments	584	681
Finance and other expense/(income)	136	(45)
Loss on disposal of property, plant and equipment	2	6
Increase/(decrease) in trade and other receivables	(4)	691
Increase in other current assets	(4)	(881)
Decrease/(increase) in current financial assets at amortized cost – other	42	(43)
Increase in trade and other payables	3,058	1,146
Increase in contract liabilities	17,993	–
Cash spent on operations	(581)	(18,572)
R&D tax credits received	2,308	1,812
Net cash inflow/(outflow) from operating activities	£1,727	£(16,760)
Cash flow from investing activities
Disposal of financial assets available for sale	£–	£319
Purchase of financial asset at amortized cost – term deposit	(15,000)	(5,000)
Repayment of leasing liabilities	–	–
Interest (paid)/received	(6)	39
Purchase of property, plant and equipment	(9)	(130)
Purchase of intangible assets	–	(58)
Net cash outflow from investing activities	£(15,015)	£(4,830)
Cash flow from financing activities
Proceeds from issue of share capital	£5,273	£341
Net cash inflow from financing activities	£5,273	£341
Decrease in cash and cash equivalents	(8,015)	(21,249)
Cash and cash equivalents at start of year	21,494	42,745
Net decrease in the year	(8,015)	(21,249)
Effect of exchange rate fluctuations on cash and cash equivalents held	36	(2)
Cash and cash equivalents at end of year	£13,515	£21,494

The accompanying accounting policies and notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1.General information

1.1Group

Silence Therapeutics plc and its subsidiaries (together the “Group”) are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc, a Public Limited Company incorporated and domiciled in the United Kingdom (“Silence”), is the Group’s ultimate parent company. The address of Silence’s registered office is 27 Eastcastle Street, London W1W 8DH and the principal place of business is 72 Hammersmith Road, London W14 8TH.

2.Principal accounting policies

2.1Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and IFRS Interpretations Committee (“IFRS IC”) interpretations as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention. The accounting policies set out below have, unless otherwise stated, been prepared consistently for all periods presented in these consolidated financial statements. The financial statements are prepared in pounds sterling and presented to the nearest thousand pounds. These consolidated financial statements were authorized by the Board of Directors on June 22, 2020.

The principal accounting policies adopted are set out below.

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IFRS 15 Revenue from Contracts with Customers was issued in May 2014 and was implemented using the modified retrospective method by the Group from January 1, 2018. IFRS 15 provides a single, principles-based approach to the recognition of revenue from all contracts with customers. It focuses on the identification of performance obligations in a contract and requires revenue to be recognized when or as those performance obligations are satisfied. The requirements of IFRS 15 have been considered for each revenue-generating contract from January 1, 2018; however, in the year ended December 31, 2018, no revenue was generated and the implementation of IFRS 15 therefore had no impact. As such, the year ended December 31, 2019 is the first year that IFRS 15 had an impact on the financial statements. The most relevant impacts of the application of this standard during the year ended December 31, 2019 were:

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The Group began to recognize royalty income from Alnylam Pharmaceuticals Inc. (“Alnylam”) on the net sales of ONPATTRO™ in the European Union under a settlement and license agreement between the two parties. Invoicing for these royalties takes place quarterly in arrears based on sales data for that quarter as reported by Alnylam. Alnylam is obliged to provide this sales data no later than 75 days after the end of the period in question. Revenue totaling £73,000 was recognized during the year.

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In July 2019 the Group entered into a license and collaboration agreement with Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc (“Mallinckrodt”) to develop and commercialize RNAi therapeutics for complement-mediated diseases. Under the agreement, Mallinckrodt obtained an exclusive worldwide license for an early stage RNAi program targeting C3 in the complement cascade (known as SLN500), with options to license additional complement-mediated disease targets. Mallinckrodt made an upfront payment of $20 million to the Group as part of the agreement, with further amounts payable on subsequent completion of contractual milestones. The Group is responsible for preclinical activities, and for executing the development program of each asset until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. Certain costs are recharged by the Group to Mallinckrodt. For the year end December 31, 2019, total revenue recognized by the Group under this contract was £171,000.

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These changes in business activity significantly impact the primary financial statements with both royalty income and income from contracts with customers being recognized on the face of the income statement for the first time. Further detail regarding accounting treatment is disclosed in note 2.5 below and further detail regarding amounts recognized is disclosed in note 3 below.

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IFRS 16 Leases was issued in January 2016 and was implemented by the Group from January 1, 2019. IFRS 16 replaces IAS 17 and requires lease liabilities and right-of-use assets to be recognized on the balance sheet for applicable leases. The adoption methodology of IFRS 16 is the simplified approach with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets, the Group has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight line basis over the remaining lease term.

On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 18.5%.

The most relevant impacts of the application of IFRS 16 for the year ended December 31, 2019 were as follows:

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Only a single lease has been considered to fall within the scope of IFRS 16 (when taking into consideration the practical expedients referred to above), this being the lease for the Group’s London offices.

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The Group has elected not to present the right-of-use asset separately on the face of the balance sheet. However, the right-of-use asset must be presented in the same line item that would be used if the underlying asset were owned. As the right-of-use asset relates to property, the applicable line item is property, plant and equipment. The total amount recognized following the simplified approach was £160,000. Depreciation on this right-of-use asset is included in the operating loss figure in the income statement, consistent with the presentation of depreciation for other property, plant and equipment. For the year ended December 31, 2019 this depreciation was £96,000 (see note 11 for more information).

•	A lease liability is recognized on the face of the balance sheet. At January 1, 2019, a liability of £254,000 was recognized. As of December 31, 2019, the liability was £287,000.
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Interest expense in respect of the lease liability is recognized in the income statement within finance and other income. For the year ended December 31, 2019, the interest expense was £33,000 (see note 7).

•

This interest expense and repayment of the principal portion of the lease liability are both presented in the cash flow statement, classified as financing activities. The repayment of the principal portion of the lease liability for the year ended December 31, 2019 was zero.

•	An adjustment for the adoption of IFRS 16 is recognized in the statement of changes in equity. This one-time adoption adjustment amounted to a £10,000 increase in accumulated losses.

New Standards, amendments and interpretations not yet adopted

At the date of these financial statements there were no standards and interpretations in issue but not yet implemented.

2.2Basis of consolidation

The Group financial statements consolidate those of Silence Therapeutics plc and its controlled subsidiaries as of December 31, 2019. The Group controls an entity when the Group is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies into line with those used for reporting the operations of the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Please refer to note 14 for a full list of Group controlled entities.

2.3Going concern

The Group expects to incur significant expenses and operating losses for the foreseeable future as it advances its product candidates into clinical development, and seeks regulatory approval and pursues commercialization of its product candidates, if they are approved. In addition, if the Group obtains regulatory approval for its product candidates, it expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, the Group may incur expenses in connection with the in-license or acquisition of additional product candidates and the potential clinical development of any such product candidates. Furthermore, the Group expects to incur additional costs associated with operating as a foreign private issuer listed on Nasdaq, including significant legal, accounting, investor relations and other expenses that it did not previously incur.

As a result of these anticipated expenditures, the Group will need additional financing to support its continuing operations. Until such time as the Group can generate significant revenue from product sales, if ever, it expects to finance its operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties, such as those described below with AstraZeneca and Mallinckrodt. Adequate additional financing may not be available to the Group on acceptable terms, or at all. The Group’s inability to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategy. The Group will need to generate significant revenue to achieve profitability, and it may never do so.

However, based on the Group’s current forecasts and plans and, considering the cash, cash equivalents and term deposit at December 31, 2019 together with cash receipts pertaining to the AstraZeneca strategic collaboration of $40 million received in May 2020 (and a further $40 million still to be received in 2021), the Group has sufficient funding for the foreseeable future and at least one year from the date of approval of the financial statements.

For this reason, the Group continues to adopt the going concern basis in preparing these financial statements.

2.4Research and development

The Group recognizes expenditure incurred in carrying out its research and development activities in line with management’s best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. In all cases, the full cost of each study or activity is expensed by the time the final report or, where applicable, product, has been received. Further details on research and development can be found in note 2.11.

2.5Revenue recognition

The Group’s revenue for the year ended December 31, 2019 consists of royalty income and revenue from collaboration agreements.

Royalty income

The Group’s royalty income is generated by a settlement and license agreement with Alnylam. Under this contract, Alnylam is obliged to pay royalties to the Group on the net sales of ONPATTRO™ in the European Union in a manner commensurate with the contractual terms. Invoices are raised in arrears on a quarterly basis based on sales information provided by Alnylam no later than 75 days after the quarter end.

The royalty exemption under IFRS 15 requires sales-based data. Royalty revenue is recognized based on the level of sales when the related sales occur.

Revenue from collaboration agreements

Revenue from collaboration agreements for the year ended December 31, 2019 relates to the license and collaboration agreement the Group entered into with Mallinckrodt in July 2019. Under the contract, Mallinckrodt obtained an exclusive worldwide license for an early stage RNAi program, known as SLN500, targeting C3 in the complement cascade with options to license additional complement-mediated disease targets.

The license of the intellectual property (“IP”) and the research and development (“R&D”) services are not distinct, as Mallinckrodt cannot benefit from the licensed IP absent the R&D services, as those R&D services are used to discover and develop a drug candidate and enhance the value in the underlying IP indicating that the two are highly interrelated. On this basis, it has been concluded that there is only one single performance obligation covering both the R&D services and license of the IP in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). Revenue is recognized over the duration of the contract based on an input method based on cost to cost.

The contract has four elements of consideration, namely:

•	Upfront payment of $20 million (fixed);
•	Subsequent milestone payments (variable);
•	FTE costs (variable); and
•	Funding for Phase 1 clinical development and certain preparatory activities, including GMP manufacturing (variable).

Mallinckrodt paid the Group $20 million upfront under the contract, which was considered to be the initial transaction price. This $20 million has been allocated evenly over SLN500 and the optioned complement-mediated disease targets, because the compounds are at similar stages of development, on the basis of a benchmarking exercise considering the standalone selling price per target of past deals announced to the market by comparable companies. This amount will be recognized in line with the time period over which services are envisaged to be provided.

Separately, Mallinckrodt subscribed for a total of 5,062,167 new ordinary shares in Silence at an issue price of £0.79 per share, through a separate equity subscription agreement and is not considered part of the transaction price.

A further $2 million milestone payment was also received in respect of SLN500 during the year ended December 31, 2019 and was duly added to the transaction price apportioned to this target.

The Group’s effort under the contract continues throughout its entire duration. On this basis and given that there is only one single performance obligation per target, revenue for each element of consideration is recognized over the contract period based on a cost to cost method (as the best available measure of the Group’s effort across the contract). The total cost estimate for the contract includes costs expected to be incurred during a Phase 1 clinical trial for which the Group will be reimbursed. Other variable elements of consideration should only begin to be recognized when the amounts are considered probable.

Revenue has been calculated on the following ongoing basis for the year ended December 31, 2019:

•	Actual costs for the year ended December 31, 2019 and forecast costs for the remainder of the contract are determined.
•	Total contract costs across contract term are calculated.
•	Costs incurred to date are calculated as a percentage of total contract costs.
•

This percentage is then multiplied by the consideration deemed probable, thus calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming probable a catch-up in revenue is recorded to reflect efforts already expended by the Group up to that point.

Further details of the revenue amounts recognized in the year ended December 31, 2019 can be found in note 3.

2.6Foreign currency translation

The Group’s consolidated financial statements are presented in pounds sterling (£). The individual financial statements of each Group entity are prepared in the currency of the primary economic environment in which the entity operates (its functional currency).

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the year. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss is also recognized directly in equity. When a gain or loss on a non-monetary item is recognized in the income statement, any exchange component of that gain or loss is also recognized in the income statement.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in pounds sterling using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the year. Exchange differences arising, if any, are recognized in equity. Cumulative translation differences are recognized in profit or loss in the year in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.7Defined contribution pension funds

The contributions are recognized as an expense when they fall due.

2.8Business combinations

There were no business combinations as defined by IFRS 3 (revised) during 2018 or 2019.

Business combinations which occurred in 2010 were accounted for by applying the acquisition method described in IFRS 3 (revised) as at the acquisition date, which is the date on which control is transferred to the Group. In arriving at the cost of acquisition, the fair value of the shares issued by the Group is taken to be the bid price of those shares at the date of the issue. Where this figure exceeds the nominal value of the shares, the excess amount is treated as an addition to the merger reserve.

For acquisitions which occurred before January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Group’s interest in the recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurred in connection with business combinations were capitalized as part of the cost of the acquisition.

2.9Property, plant and equipment

The Group holds no property assets other than leased property assets classified as right-of-use assets. See note 2.15 for further details.

All equipment and furniture is stated in the financial statements at its cost of acquisition less a provision for depreciation.

Depreciation is charged to write off the cost less estimated residual values of furniture and equipment on a straight line basis over their estimated useful lives. All equipment and furniture is estimated to have a useful economic life of between three and ten years. Estimated useful economic lives and residual values are reviewed each year and amended if necessary.

2.10Goodwill

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is not amortized but is tested for impairment annually, or sooner when an indication of impairment has been identified.

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.11Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and less accumulated impairment losses.

Amortization

Amortization is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill is systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Licenses, software and internally generated patents:10 – 15 years.

Intellectual property rights

Other intangible assets include both acquired and internally developed intellectual property used in research and operations. These assets are stated at cost less amortization.

Acquired intellectual property rights are capitalized on the basis of the costs incurred to acquire the specific rights.

Amortization is applied to write off the cost of the intangible assets on a straight line basis over their estimated useful life. The principal rates used are 6.7% and 10% per annum. Amortization is included within research and development costs.

Capitalization of research and development costs

Costs associated with research activities are treated as an expense in the period in which they are incurred.

Costs that are directly attributable to the development phase of an internal project will only be recognized as intangible assets provided they meet the following requirements:

•	an asset is created that can be separately identified;
•	the technical feasibility exists to complete the intangible asset so that it will be available for sale or use and the Group has the intention and ability to do so;
•	it is probable that the asset created will generate future economic benefits either through internal use or sale;
•	sufficient technical, financial and other resources are available for completion of the asset; and
•	the expenditure attributable to the intangible asset during its development can be reliably measured.

Careful judgement by the Group’s management is applied when deciding whether recognition requirements for development costs have been met. This is necessary as the economic success of any product development is uncertain and may be subject to future technical problems at the time of recognition. Judgements are based on the information available at each balance sheet date.

To date, no development costs have been capitalized in respect of the internal projects on the grounds that the costs to date are either for the research phase of the projects or, if relating to the development phase, then the work so far does not meet the recognition criteria set out above.

2.12Impairment testing of goodwill, other intangible assets and property, plant and equipment

At each balance sheet date, the Group assesses any impairment event and whether there is any indication that the carrying value of any asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Goodwill is subject to annual impairment review.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Goodwill is allocated to those cash generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows.

An impairment loss is recognized for the amount by which the asset’s or cash generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use. Impairment losses recognized for cash generating units to which goodwill has been allocated are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

2.13Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

For the periods presented in these financial statements, the Group classified financial assets in the following categories: loans and receivables, and financial assets at amortized cost. Currently other categories of financial asset are not used. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The de-recognition of financial instruments occurs when the rights to receive cash flows from investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at least at each balance sheet date whether or not there is objective evidence that a financial asset or a group of financial assets is impaired.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money directly to a debtor with no intention of trading the receivables. Loans receivable are measured at initial recognition at fair value plus, if appropriate, directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Any change in their value is recognized in the income statement. Any impairment is assessed using the Expected Credit Losses (ECLs) model.

Financial assets at amortized cost

Financial assets at amortized cost include a term deposit held to collect solely payment of the principal and interest, and deposits on property operating leases and for the procurement of materials. These are measured at initial recognition at fair value plus, if appropriate, directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Any change in the value is recognized in the income statement.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits with original maturities of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. A financial liability is a contractual obligation to either deliver cash or another financial asset to another entity or to exchange a financial asset or financial liability with another entity, including obligations which may be settled by the Group using its equity instruments. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Financial liabilities

At initial recognition, financial liabilities are measured at their fair value minus, if appropriate, any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, all financial liabilities are measured at amortized cost using the effective interest method.

2.14Leased assets

For any new contracts entered into on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. To apply this definition, the Group assesses whether the contract meets two key evaluations, which are whether:

•	the contract contains an identifiable asset; and
•	the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use.

Measurement and recognition

At lease commencement date, the Group recognizes a right-of-use asset (as part of the appropriate underlying class of assets in property, plant and equipment) and a lease liability on the balance sheet.

The right-of-use asset is measured at cost. The Group depreciates the right-of-use assets on a straight line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest.

The Group has elected to account for short-term leases (leases with a duration of less than 12 months) and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Lease break clauses and extension options

When the Group has the option to extend a lease, management uses its judgement to determine whether or not an option would be reasonably certain to be exercised. Management considers all facts and circumstances including past practice and any cost that will be incurred to change the asset if an option to extend is not taken, to help determine the lease term.

Similarly, when a break clause exists in the lease agreement, management must consider the likelihood of this option to curtail the lease being exercised. In respect to the Group’s leased Berlin facility, £150,000 of potential lease payments have been excluded from the lease liabilities as it was assessed at January 1, 2019 that the break clause pertaining to the lease could reasonably be exercised at any point (as remains the case) – thus allowing continued exemption using the practical expedients referred to above.

2.15Share-based payments

Historically the Group has issued equity settled share-based payments to certain employees (see note 24). Equity settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value so determined is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest, and is adjusted for the effect of non-market-based vesting conditions. The value of the charge is adjusted to reflect expected and actual levels of award vesting, except where failure to vest is as a result of not meeting a market condition. Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is recognized in full immediately. Fair value is measured using a binomial pricing model or Monte Carlo model. The key assumptions used in the model have been adjusted, based on management’s best estimate, for the effects of non‑transferability, exercise restrictions and behavioural considerations. Any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments (even if this occurs after the vesting date) should be accounted for as a repurchase of an equity interest (that is, as a deduction from equity). But, if the payment exceeds the fair value of the equity instruments repurchased (measured at the repurchase date), any such excess should be recognized as an expense.

2.16Equity

Share capital is determined using the nominal value of shares that have been issued.

The share premium account includes any premiums received on the initial issuing of the share capital. Any transaction costs associated with the issuing of shares are deducted from the share premium account, net of any related income tax benefits.

The merger reserve represents the difference between the nominal value and the market value at the date of issue of shares issued in connection with the acquisition by the Group of an interest in over 90% of the share capital of another company.

Equity settled share-based payments are credited to a share-based payment reserve as a component of equity until related options or warrants are exercised.

Foreign currency translation differences are included in the translation reserve.

Profit and loss account (deficit) includes all current and prior period results as disclosed in the income statement.

2.17Taxation

Current tax payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Current tax liabilities are calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Tax receivable arises from the U.K. legislation regarding the treatment of certain qualifying research and development costs, allowing for the surrender of tax losses attributable to such costs in return for a tax rebate. Research and development tax credits are recognized when the receipt is probable.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Such assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.18Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the entity’s accounting policies, management makes estimates and judgements that have an effect on the amounts recognized in the financial statements. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The key judgments concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are those relating to the following:

•	the application of IFRS 15 in determining revenue from contracts with customers specifically:
•

the determination of the number of performance obligations (judgment) - Judgment was required in determining whether the license and the R&D activities are distinct performance obligations or not.  It is considered that the license of the IP and the R&D are not distinct as the R&D services are essential to discover and develop a drug candidate and enhance the value in the underlying IP. In addition, the gene targets are highly specialized such that only the Group has the specialist knowledge to apply the IP to the specific target.  On this basis, it has been concluded that there is only one single performance obligation covering both the R&D services and license of the IP in respect of each target; and

•

the allocation of the $20 million upfront payment between the performance obligations (judgment) - Mallinckrodt paid the Group $20 million upfront under the contract, which is considered to be the initial transaction price. Judgment was required in determining how this $20 million should be allocated across SLN500 and the additional optioned complement-mediated disease targets.  It was concluded that because the compounds are at similar stages of development, the $20 million amount should be allocated evenly, on the basis of a benchmarking exercise considering the standalone selling price per target of past deals announced to the market by comparable companies;

•	the estimate of the future costs to be incurred; and
•	estimated future recoverability of goodwill.

Goodwill is carried in the financial statements at a value of £7.7 million and £8.1 million at December 31, 2019 and 2018, respectively. In accordance with IAS 36 Impairment of Assets, the carrying value of goodwill has been assessed by comparing its carrying value to its recoverable amount. The recoverable amount is considered to be the higher of fair value less cost of disposal and value in use. The key assumptions used in the valuation models to determine the value in use have been set out in note 12.

2.19Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group’s Executive Chairman Iain Ross. The Group has a single reportable segment (see note 4).

3.Revenue

Revenue in 2019 was £244,000, compared to zero in 2018. Revenue in 2019 comprised £73,000 of royalty income and £171,000 of Research collaboration income. Disaggregation of Revenue from Contracts with Customers is as follows (in thousands):

	Year ended December 31,
	2019	2018
Revenue from Contracts with Customers
Research collaboration – Mallinckrodt	£ 171	£ –
Royalties	73	–
Total revenue from contracts with customers	£ 244	£ –

The research collaboration revenue related to the license and R&D services for SLN500. See note 2 for further details regarding the methodology underlying the recognition of these revenue components.

4.Segment reporting

In 2019, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Executive Chairman as the CODM. For the year ended December 31, 2019 and 2018, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is in line with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the group’s assets and revenues by location is shown below (in thousands):

	U.K.	Germany
Non current assets
As at December 31, 2019	£ 557	£ 8,055
As at December 31, 2018	£ 651	£ 8,736
Revenue analysis for the year ended December 31, 2019	U.K.	Germany

Research collaboration	£ 145	£ 26
Royalties	–	73
Total revenue from contract with customers	£ 145	£ 99

The revenue in 2019 was £244,000, all of which was billed and received in U.S. dollars. There was no revenue in 2018.

5.Operating loss

This is stated after charging (in thousands):

	Year ended December 31,
	2019	2018
Depreciation of property, plant and equipment	£ 452	£ 379
Amortization of intangibles	30	20
Share-based payments charge	584	681
Loss on disposal of property, plant and equipment	2	6
Operating lease payments on premises	374	416

6.Directors and staff costs

Staff costs, including Directors’ remuneration, during the years presented for the Group were as follows (in thousands):

	Year ended December 31,
	2019	2018
Wages and salaries	£ 5,060	£ 4,246
Social security costs	1,391	237
Charge in respect of share-based payments	584	681
Other pension costs	163	131
	£ 7,198	£ 5,295

The monthly average number of employees, including Executive Directors, was 46 and 45 during the years ended December 31, 2019 and 2018, respectively. Of these, the monthly average number of employees working in research and development was 30 and 26, respectively, and in administration was 16 and 19, respectively.

The net expense recognized for Executive Directors’ share-based payments is presented below (in thousands):

	Year ended December 31,
	2019	2018
Ali Mortazavi	£ –	£ 217
Iain Ross	146	–
David Ellam[1]	68	127
Dr. David Horn Solomon[2]	(93)	93
Total	£ 121	£ 437

1	Share option charge of £96,000 net of a £28,000 reversal of share option charges relating to outstanding options brought forward at January 1, 2019 but forfeited during the year.
2	Comprises entirely the reversal of share options charges relating to outstanding options brought forward at January 1, 2019 but forfeited during the year.

The expense recognized for Non-Executive Directors’ restricted share units (“RSUs”) is presented below (in thousands):

	Year ended December 31,
	2019	2018
Dr. Stephen Parker	£ –	£ 3
Alistair Gray	–	3
Dr. Andy Richards CBE	–	3
Dave Lemus	–	1
Total	£ –	£ 10

The Directors of the Group plus the CFO and Head of R&D, who on May 19, 2020 was appointed as a Director of the Group, are considered by the Board to be the key management of the Group, for which the remuneration in the years ended December 31, 2019 and 2018 totalled £2.5 million and £1.8 million, respectively, comprising: £1.3 million and £1.1 million, respectively, for short-term employee benefits; £501,000 and £180,000, respectively, for termination benefits; £57,000 and £37,000, respectively, for employer pension contributions; and £636,000 and £447,000, respectively, for share-based payments (including RSUs).

7.Finance and other expense

Finance and other expenses comprises (in thousands):

	Year ended December 31,
	2019	2018
Lease liability interest expense	£ (33)	£ –
Net foreign exchange losses	(130)	–
Finance and other expenses	£ (163)	£ –

Net foreign exchange losses include exchange gains (losses) on foreign currency denominated bank accounts of £(93,000) and £4,000, respectively.

8.Finance and other income

Finance and other income comprises (in thousands):

	Year ended December 31,
	2019	2018
Bank interest receivable	£ 27	£ 39
Net foreign exchange gains	–	6
Finance and other income	£ 27	£ 45

9.Taxation

The deferred tax charge in each of 2019 and 2018 was zero. Reconciliation of current tax credit at standard rate of U.K. corporation tax to the current tax credit is as follows (in thousands):

	Year ended December 31,
	2019	2018
Loss before tax	£ (22,870)	£ (20,526)
Tax credit at the standard rate of U.K. corporation tax of 19%	4,345	3,900
Effect of overseas tax rate	5	10
Impact of unrelieved tax losses not recognized	(4,350)	(3,937)
Adjustment in respect of prior year	228	62
Research and development tax credit in respect of current year	3,060	2,080
	£ 3,288	£ 2,115

Estimated tax losses of £112.6 million and £102.6 million as of December 31, 2019 and 2018, respectively, were available for relief against future profits.

The deferred tax asset not recognized in these financial statements on the estimated losses and the treatment of the equity settled share-based payments, net of any other temporary timing differences, is detailed in note 22. The Group had accrued £3.1 million and £2.1 million as of December 31, 2019 and 2018, respectively, recognising a current tax asset in respect of research and development tax credits.

The corporation tax main rate during 2019 and 2018 was 19%.

10.Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the losses for the financial year ended December 31, 2019 and 2018 after taxation of £19.6 million and £18.4 million, respectively, and on the weighted average number of ordinary shares in issue of 75,126,869 shares and 70,312,880 shares during the years ended December 31, 2019 and 2018, respectively.

The options outstanding at December 31, 2019 and 2018 are considered to be anti-dilutive as the Group is loss-making.

11.Property, plant and equipment

(in thousands)	Equipment and furniture	Right-of-use asset	Total
Cost
At January 1, 2018	£ 4,834	£ –	£ 4,834
Additions	130	–	130
Disposals	(1,436)	–	(1,436)
Translation adjustment	34	–	34
At December 31, 2018	3,562	–	3,562
Change in accounting policy	–	160	160
At January 1, 2019	£ 3,562	£ 160	£ 3,722
Additions	9	–	9
Disposals	(15)	–	(15)
Translation adjustment	(153)	–	(153)
At December 31, 2019	£ 3,403	£ 160	£ 3,563
Accumulated depreciation
At January 1, 2018	£ 3,664	£ –	£ 3,664
Charge for the year	379	–	379
Eliminated on disposal	(1,430)	–	(1,430)
Translation adjustment	28	–	28
At December 31, 2018	£ 2,641	£ –	£ 2,641
Charge for the year	356	96	452
Eliminated on disposal	(13)	–	(13)
Translation adjustment	(128)	–	(128)
At December 31, 2019	£ 2,856	£ 96	£ 2,952
Net book value
As at December 31, 2018	£ 921	£ –	£ 921
As at December 31, 2019	£ 547	£ 64	£ 611

12.Goodwill

	Year ended December 31,
(in thousands)	2019	2018
Balance at start of year	£ 8,127	£ 8,029
Translation adjustment	(435)	98
Balance at end of year	£ 7,692	£ 8,127

The carrying amount of goodwill is attributable to the acquisition of Silence Therapeutics GmbH (formerly Atugen AG) in 2005 and forms part of the Group’s RNA therapeutics cash generating unit (“CGU”), being the Group’s only CGU. In accordance with IAS 36 Impairment of Assets, the carrying value of goodwill has been assessed by comparing its carrying value to its recoverable amount.

The recoverable amount is based on fair value less cost of disposal.

The key assumptions used in the valuation models to determine the fair value less cost of disposal are as follows:

•	Fair value has been determined as Silence’s market capitalization (share price times number of shares in issue) at December 31, 2019; and
•	Disposal costs have been estimated to be minimal.

Management has assessed that the headroom in the valuation model used demonstrates that there is no reasonably possible change to a key assumption used in determining fair value less cost of disposal that would cause the CGU’s carrying amount to exceed its recoverable amount. Silence’s market capitalization at December 31, 2019 was approximately £274 million, with its share price not dropping significantly below its December 31, 2019 value at any point so far in 2020; therefore, a sensitivity analysis has not been presented. Notwithstanding the foregoing, market capitalization is predicated on share price which is subject to fluctuation, and any significant, unexpected movements could result in an impairment in goodwill.

13.Other intangible assets

(in thousands)	Licenses & software	Internally generated patents	Total
Cost
At January 1, 2018	£ 2,354	£ 884	£ 3,238
Additions	58	–	58
Disposals	(2,311)	(884)	(3,195)
Translation adjustment	3	–	3
At December 31, 2018	£ 104	£ –	£ 104
Additions	–	–	–
Disposals	–	–	–
Translation adjustment	(2)	–	(2)
At December 31, 2019	£ 102	£ –	£ 102
Accumulated amortization
At January 1, 2018	£ 2,326	£ 884	£ 3,210
Charge for the year	20	–	20
Eliminated on disposal	(2,309)	(884)	(3,193)
Translation adjustment	3	–	3
At December 31, 2018	£ 40	£ –	£ 40
Charge for the year	30	–	30
Eliminated on disposal	–	–	–
Translation adjustment	(2)	–	(2)
At December 31, 2019	£ 68	£ –	£ 68
Net book value
As at December 31, 2018	£ 64	£ –	£ 64
As at December 31, 2019	£ 34	£ –	£ 34

The intangible assets included above have finite useful lives estimated to be of 10–15 years from the date of acquisition, over which period they are amortized or written down if they are considered to be impaired. Internally generated patent costs are only recorded where they are expected to lead directly to near-term revenues. These costs are amortized on a straight line basis over 10–15 years, commencing from the date that the asset is available for use. The charge for amortization is included in the research and development costs in the income statement.

14.Group companies

A full list of subsidiaries and the address of the registered offices as of December 31, 2019 is set forth below.

All subsidiaries are wholly owned.

Name	Registered address
Silence Therapeutics GmbH	Robert-Rössle-Strasse 10, 13125 Berlin, Germany
Silence Therapeutics (London) Ltd	27 Eastcastle Street, London W1W 8DH, England
Innopeg Ltd	27 Eastcastle Street, London W1W 8DH, England

15.Cash and cash equivalents

Cash at bank comprises balances held by the Group in current and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.  Balances as of December 31, 2019 and 2018 were as follows (in thousands):

	2019	2018
Cash and cash equivalents	£ 13,515	£ 21,494

16.Financial assets at amortized cost

Non-current financial assets at amortized cost primarily relate to deposits for properties held on operating leases.

Current financial assets at amortized cost include fixed interest six-month term deposits of £20.0 million at December 31, 2019 and £5.0 million as of December 31, 2018). The other current financial asset at amortized cost is an advance payment for the Group’s former CEO, which was subsequently deducted from his remuneration upon his departure.  Total financial assets as of December 31, 2019 and 2018 were as follows (in thousands):

	December 31,
	2019	2018
Current financial assets at amortized cost – term deposit	£ 20,000	£ 5,000
Current financial assets at amortized cost – other	1	43
Total current financial assets at amortized cost	20,001	5,043
Non-current financial assets at amortized cost	275	275
Total financial assets at amortized cost	£ 20,276	£ 5,318

17.Other current assets

	December 31,
(in thousands)	2019	2018
Prepayments	£ 431	£ 515
VAT receivable	454	366
Total other current assets	£ 885	£ 881

18.Trade and other receivables

(in thousands)	December 31,
	2019	2018
Trade receivables	£ 4	£ –
Total trade and other receivables	£ 4	£ –

The carrying amounts of trade and other receivables approximate their fair values. Trade and other current receivables were all payable within 90 days. Fair values have been calculated by discounting cash flows at prevailing interest rates.

No interest is charged on outstanding receivables. There were no material balances overdue but not impaired.

19.Trade and other payables

(in thousands)	December 31,
	2019	2018
Trade payables	£ 1,790	£ 1,147
Amount payable to subsidiary undertaking	–	–
Social security and other taxes	362	162
Current tax payable	–	27
Accruals and other payables	4,736	2,494
Total trade and other payables	£ 6,888	£ 3,830

Trade payables principally comprise amounts outstanding for trade purchases and continuing operating costs. Accruals and other payables primarily represent accrued expenses where an invoice has not been received yet. The carrying amounts of trade and other payables approximate their fair values.

20.Lease liability

(in thousands)	December 31,
	2019	2018
Lease liability	£ 287	£ –
Total lease liability	£ 287	£ –

Lease liability recognized on the face of the balance sheet comprises only a single lease for the Group’s London offices. The repayment of the principal portion of the lease liability for the years ended December 31, 2019  and 2018 was zero.

21.Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt collaboration and were as follows (in thousands):

	December 31,
	2019	2018
Contract liabilities – current	£ 2,478	£ –
Contract liabilities – non-current	15,515	–
Total contract liabilities	£ 17,993	£ –

22.Deferred tax

The following are the major deferred tax liabilities and assets in respect of trading losses recognized by the Group (in thousands):

	December 31,
	2019	2018
Deferred tax liability:
• in respect of intangible assets	£ 24	£ 13
Less: offset of deferred tax asset below	(24)	(13)
Liability	–	–
Deferred tax asset:
• in respect of available tax losses	£ 20,238	£ 24,411
• in respect of share-based payments	2,024	167
Less: offset against deferred tax liability	(24)	(13)
	22,238	24,565
• provision against asset	(22,238)	(24,565)
Asset	–	–

Due to the uncertainty of future profits, a deferred tax asset in respect of trading losses was not recognized at December 31, 2019 or 2018.

The following are the deferred tax assets in respect of capital losses recognized by the Group (in thousands):

	December 31,
	2019	2018
Deferred tax asset in respect of capital losses	£ 2,874	£ 1,333
Capital gains tax realized in the year	–	(31)
	2,874	1,302
Provision against asset	(2,874)	(1,302)
Asset	–	–

Deferred tax assets are recognized where it is probable that future taxable profit will be available to utilise losses. Due to the uncertainty of future capital gains, a deferred tax asset in respect of capital losses was not recognized at December 31, 2019 or 2018.

23.Share capital

(in thousands)	December 31,
	2019	2018
Allotted, called up and fully paid ordinary shares, par value £0.05	£ 3,919	£ 3,554
Number of shares in issue	78,370,265	71,069,933

The Group has only one class of shares. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

Details of the shares issued by the Group during the current and previous year are as follows:

Number of shares in issue at January 1, 2018	69,991,624
Shares issued during the year	–
Options exercised at £0.25	1,000,000
Options exercised at £1.17	30,000
Options exercised at £1.15	48,309
Number of shares in issue at December 31, 2018	71,069,933
Shares issued during the year	5,062,167
Options exercised at £0.05	581,101
Options exercised at £0.25	728,078
Options exercised at £1.00	40,000
Options exercised at £1.06	23,986
Options exercised at £1.10	200,000
Options exercised at £1.12	5,000
Options exercised at £1.17	500,000
Options exercised at £1.25	160,000
Number of shares in issue at December 31, 2019	78,370,265

At December 31, 2019 and 2018, there were options outstanding over 4,302,617 and 4,718,302 unissued ordinary shares, respectively. Details of the options outstanding as of December 31, 2019 are as follows:

Exercisable from	Exercisable until	Number	Of Ordinary Shares	Exercise price
7/16/2016	7/15/2023	10,000		£1.06
6/15/2017	6/16/2024	12,000		£1.06
8/31/2017	1/31/2021	9,000		£1.06
7/5/2018	7/6/2025	10,000		£1.06
7/6/2018	1/6/2021	480,000		£0.05
7/6/2018	6/7/2020	60,000		£1.00
11/15/2018	11/16/2025	6,000		£1.06
1/5/2019	1/5/2026	10,736		£1.63
4/4/2019	4/4/2026	13,672		£1.28
5/23/2019	5/23/2026	8,839		£1.12
7/2/2019	7/2/2026	16,968		£1.04
9/1/2019	9/1/2026	10,000		£1.06
1/6/2020	10/6/2029	8,333		£0.05
1/6/2020	10/6/2029	64,584		£0.60
1/6/2020	10/6/2029	115,959		£1.90
4/6/2020	10/6/2029	8,333		£0.05
4/6/2020	10/6/2029	64,584		£0.60
4/6/2020	10/6/2029	115,959		£1.90
4/18/2020	4/18/2027	56,470		£0.85
7/3/2020	7/3/2027	27,500		£0.94
7/6/2020	10/6/2029	8,334		£0.05
7/6/2020	10/6/2029	64,584		£0.60
7/6/2020	10/6/2029	115,959		£1.90
9/18/2020	9/18/2027	24,000		£1.47
10/6/2020	10/6/2029	8,333		£0.05
10/6/2020	10/6/2029	64,583		£0.60
10/6/2020	10/6/2029	115,959		£1.90
11/13/2020	11/13/2027	50,000		£2.05

Exercisable from	Exercisable until	Number	Of Ordinary Shares	Exercise price
12/1/2020	12/1/2027	70,000		£1.99
1/6/2021	10/6/2029	8,333		£0.05
1/6/2021	10/6/2029	64,584		£0.60
1/6/2021	10/6/2029	115,959		£1.90
2/1/2021	2/1/2028	148,458		£0.05
4/6/2021	10/6/2029	8,334		£0.05
4/6/2021	10/6/2029	64,584		£0.60
4/6/2021	10/6/2029	115,959		£1.90
7/6/2021	10/6/2029	8,333		£0.05
7/6/2021	10/6/2029	64,584		£0.60
7/6/2021	10/6/2029	115,959		£1.90
7/22/2021	7/22/2028	19,000		£0.05
8/12/2021	8/12/2028	8,200		£0.05
9/2/2021	9/2/2028	19,000		£0.05
9/30/2021	9/30/2028	22,068		£0.05
10/6/2021	10/6/2029	8,333		£0.05
10/6/2021	10/6/2029	64,583		£0.60
10/6/2021	10/6/2029	115,959		£1.90
10/14/2021	10/14/2028	14,800		£0.05
10/31/2021	10/31/2028	23,625		£0.05
1/2/2022	1/2/2029	9,075		£0.05
1/6/2022	10/6/2029	8,334		£0.05
1/6/2022	10/6/2029	64,584		£0.60
1/6/2022	10/6/2029	115,959		£1.90
1/13/2022	1/13/2029	10,206		£0.05
4/6/2022	10/6/2029	8,333		£0.05
4/6/2022	10/6/2029	64,584		£0.60
4/6/2022	10/6/2029	115,959		£1.90
4/16/2022	4/16/2029	100,000		£0.05
6/2/2022	6/2/2029	200,000		£0.05
7/6/2022	10/6/2029	8,333		£0.05
7/6/2022	10/6/2029	64,584		£0.60
7/6/2022	10/6/2029	115,959		£1.90
9/3/2022	9/3/2029	30,000		£0.05
9/30/2022	9/30/2029	150,000		£0.05
10/6/2022	10/6/2029	8,334		£0.05
10/6/2022	10/6/2029	64,588		£0.60
10/6/2022	10/6/2029	75,000		£1.83
10/6/2022	10/6/2029	385,961		£1.90
11/3/2022	11/3/2029	23,000		£0.05
1/6/2023	10/6/2029	19,240		£0.60
1/6/2023	10/6/2029	19,240		£1.90
Total options outstanding		4,302,617

The market price of Silence’s shares was £3.50 and £0.52 as of December 31, 2019 and 2018, respectively. The minimum and maximum prices were £0.41 and £6.10, respectively, in 2019 and £0.51 and £2.06, respectively, in 2018.

24.Equity-settled share-based payments

The Group has issued share options under the 2018 Long Term Incentive Plan (LTIP), 2018 Non-Employee Long Term Incentive Plan (Non-Employee LTIP), and individual share option contracts, open to all employees of the Group, as well as EMI shares (none of which remain outstanding at December 31, 2019). Under the LTIP, the Non-Employee LTIP, and the individual contracts and schemes available, the options vest at dates set by the Group at the time the option is granted. The options usually lapse after one year following the employee leaving the Group.  Option activity during 2019 and 2018 was as follows:

	2019		2018
	Number of Shares	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price
Options
Outstanding at the beginning of the year	4,718,302	£ 0.70	6,101,764	£ 0.83
Granted during the year	4,722,281	£ 1.29	1,036,523	£ 0.05
Lapsed or forfeited during the year	(2,899,801)	£ 1.05	(1,341,676)	£ 1.10
Exercised during the year	(2,238,165)	£ 0.58	(1,078,309)	£ 0.32
Outstanding at the year-end	4,302,617	£ 1.02	4,718,302	£ 0.70
Exercisable at the year-end	647,215	£ 0.32	2,689,300	£ 0.82

The options outstanding at the year-end had a weighted average remaining contractual life of 7.2 years and 5.5 years at December 31, 2019 and 2018, respectively. The weighted average share price at the time of exercise during the years was £1.26 during 2019 and £1.41 during 2018.

The Group granted options to purchase 4,722,281 shares and 1,036,523 shares during the years ended December 31, 2019 and 2018, respectively. The fair value of options granted were calculated using a Binomial or Monte Carlo model and inputs into the model were as follows:

Inputs and assumptions for options granted in the year	2019	2018
Weighted average fair value at grant	£ 1.19	£ 1.47
Weighted average share price	£ 1.76	£ 1.72
Weighted average hurdle price	£ 2.19	£ 1.87
Expected volatility	50%-72%	48%-51%
Risk free rate	0.41%-1.32%	1.37%-1.62%
Expected dividend yield	—	—

The Group recognized total charges of £584,000 and £681,000 during 2019 and 2018, respectively, related to equity settled share-based payment transactions during the year.

25.Capital reserves

(in thousands)	Share Premium account	Merger reserve	Share-based Payment reserve	Capital redemption reserve	Total
At January 1, 2018	£ 132,955	£ 22,248	£ 2,818	£ 5,194	£ 163,215
On options in issue during the year	287	–	681	–	968
On vested options lapsed during the year	–	–	(297)	–	(297)
On options exercised during the year	–	–	(765)	–	(765)
Movement in the year	287	–	(381)	–	(94)
At December 31, 2018	£ 133,242	£ 22,248	£ 2,437	£ 5,194	£ 163,121
Shares issued	3,767	–	–	–	3,767
On options in issue during the year	1,141	–	584	–	1,725
On vested options lapsed during the year	–	–	–	–	–
Options exercised in the year	–	–	(1,370)	–	(1,370)
Movement in the year	4,908	–	(786)	–	4,122
At December 31, 2019	£ 138,150	£ 22,248	£ 1,651	£ 5,194	£ 167,243

The share premium account reflects the premium to nominal value paid on issuing shares less costs related to the issue. The merger reserve was created on issuance of shares relating to the acquisition of Silence Therapeutics GmbH (formerly Atugen AG).

The share-based payments reserve reflects the cost to issue share-based compensation, primarily employee share options.

26.Capital commitments and contingent liabilities

There were no capital commitments at December 31, 2019 or 2018.

A contingent liability exists in respect of VAT amounts included in invoices payable to one of the Group’s suppliers which the Group does not consider to be payable. There is sufficient uncertainty regarding the VAT treatment of these invoices such that, whilst not considered probable, there is a possibility the amounts will need to be paid. The total value of the VAT on these invoices was £303,000 as of December 31, 2019.

27.Commitments under operating leases

At each of December 31, 2019 and 2018, the Group had a gross commitment on its office rental and service charge at Robert-Rössle-Strasse 10, 13125 Berlin equal to £0.1 million in the next year. No amounts are payable after more than one year.

In addition, the Group enters into contracts in the normal course of business with contract research organizations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not reflected in the disclosure above.

28.Financial instruments and risk management

The Group’s financial instruments comprise primarily cash and other financial assets and various items such as receivables and trade payables which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations. The Group assesses counterparty risk on a regular basis. Board approval is required for adoption of any new financial instrument or counterparty. The primary focus of the treasury function is preservation of capital.

The carrying amount of these financial instruments approximates to their fair value.

Financial assets by category

The categories of financial assets included in the balance sheet and the heading in which they are included are as follows:

	December 31,
(in thousands)	2019	2018
Trade and other receivables	£ 4	£ –
Cash and cash equivalents	13,515	21,494
Loans to subsidiary undertakings – non-current	–	–
Total	£ 13,519	£ 21,494

All amounts are current, except for loans to subsidiaries which are non-current in their entirety.

	December 31,
(in thousands)	2019	2018
Non-current	£ 275	£ 275
Term deposit	20,000	5,000
Current – other	1	43
Total	£ 20,276	£ 5,318

Financial liabilities by category

(in thousands)	December 31,
	2019	2018
Trade and other payables	£ 6,526	£ 3,641

All amounts are short-term.

(in thousands)	December 31,
	2019	2018
Contract liabilities	£ 17,993	£ –

Credit quality of financial assets (loans and receivables)

The maximum exposure to credit risk at the reporting date by class of financial asset was (in thousands):

	December 31,
	2019	2018
Loans and receivables	£ –	£ –
Financial assets at amortized cost – non-current	275	275
Financial assets at amortized cost – current	1	43
Total	£ 276	£ 318

Cash and cash equivalents and term deposits are not considered to be exposed to credit risk due to the fact they are with banks with top credit ratings. The Group considers the possibility of significant loss in the event of non-performance by a financial counterparty to be unlikely.

Capital management

The Group considers its capital to be equal to the sum of its total equity. The Group monitors its capital using a number of measures including cash flow projections, working capital ratios, the cost to achieve preclinical and clinical milestones and potential revenue from existing collaborations and ongoing licensing activities. The Group’s objective when managing its capital is to ensure it obtains sufficient funding for continuing as a going concern. The Group funds its capital requirements through the issue of new shares to investors, milestone and research support payments received from existing licensing partners and potential new licensees.

Interest rate risk

The nature of the Group’s activities and the basis of funding are such that the Group has significant liquid resources. The Group uses these resources to meet the cost of future research and development activities. Consequently, it seeks to minimize risk in the holding of its bank deposits while maintaining a reasonable rate of interest. The Group is not financially dependent on the income earned on these resources and therefore the risk of interest rate fluctuations is not significant to the business. Nonetheless, the Directors take steps to secure rates of interest which generate a return for the Group.

Credit and liquidity risk

Credit risk is managed on a Group basis. Funds are deposited with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. The Group’s liquid resources are invested having regard to the timing of payments to be made in the ordinary course of the Group’s activities. All financial liabilities are payable in the short term (between zero and three months) and the Group maintains adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. The Group considers the credit risk relating to trade receivables to be zero as of December 31, 2019 and 2018.

Currency risk

The Group operates in a global market with income possibly arising in a number of different currencies, principally in U.S. dollars, sterling or euros. The majority of the operating costs are incurred in sterling with the rest predominantly in euros. Additionally, to a lesser extent, a number of operating costs are incurred in U.S. dollars. The Group does not hedge potential future income since the existence, quantum and timing of such income cannot be accurately predicted.

Financial assets and liabilities denominated in euros and translated into sterling at the closing rate were (in thousands):

	December 31,
	2019	2018
Financial assets	£ 2,032	£ 1,481
Financial liabilities	(2,672)	(1,043)
Net financial (liabilities)/assets	£ (640)	£ 438

Financial assets and liabilities denominated in U.S. dollars and translated into sterling at the closing rate were (in thousands):

	December 31,
	2019	2018
Financial assets	£ 1,691	£ 711
Financial liabilities	(94)	(86)
Net financial assets	£ 1,597	£ 625

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regard to the exchange rate for sterling against the euro.

During the year sterling rose by 6% against the euro. The table shows the impact of an additional weakening or strengthening of sterling against the euro by 20%.

(in thousands)		If sterling	If sterling
	As reported	rose 20%	fell 20%
2019
Group result for the year	£ (19,582)	£ (18,465)	£ (21,257)
Euro denominated net financial liabilities	(640)	(533)	(800)
Total equity at December 31, 2019	£ 20,909	£ 18,879	£ 23,995

(in thousands)		If sterling	If sterling
	As reported	rose 20%	fell 20%
2018
Group result for the year	£ (18,411)	£ (17,259)	£ (20,140)
Euro denominated net financial assets	438	364	546
Total equity at December 31, 2018	£ 35,055	£ 32,667	£ 38,637

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regards to the exchange rate for sterling against the U.S. dollar.

During the year sterling rose by 4% against the U.S. dollar. The table shows the impact of an additional weakening or strengthening of sterling against the U.S. dollar by 20%.

(in thousands)		If sterling	If sterling
	As reported	rose 20%	fell 20%
2019
Group result for the year	£ (19,582)	£ (19,337)	£ (19,950)
U.S. dollar denominated net financial assets	1,597	1,330	1,996
Total equity at December 31, 2019	£ 20,909	£ 20,643	£ 21,308

(in thousands)		If sterling	If sterling
	As reported	rose 20%	fell 20%
2018
Group result for the year	£ (18,411)	£ (18,203)	£ (18,723)
U.S. dollar denominated net financial assets	625	522	782
Total equity at December 31, 2018	£ 35,055	£ 34,951	£ 35,211

29. Post balance sheet events

On January 7, 2020, the Group announced a Technology Evaluation Agreement with Takeda to explore the potential of utilising the Group’s platform to generate siRNA molecules against a novel, undisclosed target controlled by Takeda.

During January 2020, the Group established a U.S. subsidiary, Silence Therapeutics Inc., to support the Group’s increased focus on the United States.

On March 25, 2020, the Group announced a strategic collaboration with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an equity investment in Silence subscribing for 4,276,580 ordinary shares for an aggregate purchase price of $20 million, with a further upfront amount of $60 million payable under the collaboration agreement, of which $20 million was received in May 2020 with the remaining unconditional amount of $40 million expected in the first half of 2021.

During March 2020, the coronavirus (COVID-19) pandemic became increasingly prevalent in Europe and the United States where the Group’s principal operations are conducted. Significant restrictions have now been imposed by the governments of those countries where the Group has operations, as well as the countries of external parties with which the Group conducts its business. In compliance with these restrictions, the Group and its employees have adapted to new working arrangements to ensure business continuity as far as is reasonably practicable in the short to medium term. This has so far proven to be effective, with the Group’s management maintaining a strong line of communication with all employees during this period.

The main risk posed to the Group by the pandemic is the potential slowing of research and development activities including possible knock-on delays in clinical trial data and sustained fixed costs during periods of relative inactivity. Whilst this would result in a lengthening of the Group’s cash runway in the medium term, in the longer term these factors could limit the Group’s ability to meet its corporate objectives. This risk is mitigated by the receipt, in March and May 2020, of investment and unconditional upfront payments in respect of the AstraZeneca collaboration, significantly increasing the Group’s baseline cash runway.

PART II

Information Not Required in Prospectus

Item 6.  Indemnification of Directors and Officers.

Members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s articles of association:

Current and former members of the registrant’s board of directors or officers shall be:

•

indemnified against all costs, charges, expenses, losses or liabilities which he or she may sustain or incur in or about his or her actual or purported execution or discharge of his or her duties in relation to the registrant, including any liability incurred in disputing, defending, investigating or providing evidence in connection with any actual or threatened or alleged claims, demands, investigations or proceedings, whether civil, criminal or regulatory or in connection with any application under section 661(3) or (4) or section 1157 of the Companies Act; and

•	provided with funds to meet, or do anything to enable a director or other officer of the Company to avoid incurring, expenditure of the nature described in sections 205(1) or 206 of the Companies Act.

In the case of current or former members of the registrant’s board of directors, in compliance with the Companies Act, there shall be no entitlement to indemnification or funding as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.

Item 7.  Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us since January 1, 2017. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In March 2020, we issued 4,276,580 ordinary shares to AstraZeneca UK Limited, an affiliate of AstraZeneca plc, for an aggregate subscription price of $20.0 million.

In July 2019, we issued 5,062,167 ordinary shares to Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt plc, for an aggregate subscription price of $5.0 million.

From January 1, 2017 through May 29, 2020, we have issued an aggregate of 8,135,790 options to purchase ordinary shares under its equity incentive plans. Of these options:

•	options to purchase 2,942,357 ordinary shares have been canceled without being exercised;
•	options to purchase 680,515 ordinary shares have been exercised at a weighted average exercise price of £0.24 per share; and
•	options to purchase a total of 4,512,918 ordinary shares are currently outstanding, at a weighted average exercise price of £1.48 per share.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.  Exhibits and Financial Statement Schedules

Exhibits

The exhibits to this registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9.  Undertakings.

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)  That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6)  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Form of amended and restated articles of association of Silence Therapeutics plc to be in effect following the listing of our ADSs on Nasdaq
4.1*	Form of Deposit Agreement
4.2*	Form of American Depositary Receipt (included in exhibit 4.1)
5.1*	Opinion of Cooley (UK) LLP
10.1*	Silence Therapeutics plc 2018 Long-Term Incentive Plan
10.2*	Silence Therapeutics plc 2018 Non-Employee Long-Term Incentive Plan
10.3*	Employee U.S. Sub-Plan under the 2018 Employee Long-Term Incentive Plan
10.4*	Non-Employee U.S. Sub-Plan under the 2018 Non-Employee Long-Term Incentive Plan
10.5†+	License and Collaboration Agreement, by and between the registrant and Mallinckrodt Pharma IP Trading DAC, dated July 18, 2019
10.6†+	Research Collaboration, Option and License Agreement, by and between the registrant and AstraZeneca AB, dated March 24, 2020
10.7*	Forms of Deed of Indemnity between the registrant and its executive officers and directors
21.1	Subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP, the registrant’s independent registered public accounting firm
23.2*	Consent of Cooley (UK) LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page to this registration statement)

†

Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined they are not material and would likely cause competitive harm to the registrant if publicly disclosed.

+

Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on                  , 2020.

SILENCE THERAPEUTICS PLC

By:
Name:	Iain Ross
Title:	Executive Chairman

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Iain Ross and Rob Quinn, Ph.D., and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Iain Ross	Executive Chairman (Principal Executive Officer)	, 2020

Rob Quinn, Ph.D.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020
Giles Campion, M D.	Head of R&D, Chief Medical Officer and Executive Director	, 2020
James Ede-Golightly	Director	, 2020

Alistair Gray	Director	, 2020

Dave Lemus	Director	, 2020

Steven Romano, M.D.	Director	, 2020

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement or amendment thereto on               , 2020.

SILENCE THERAPEUTICS INC.

By:
Name:
Title:

Authorized Representative in the United States